


05007780



LONMIN

Ref: SK/0010

22 April 2005

Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
United Kingdom

T: +44 (0)20 7201 6000
F: +44 (0)20 7201 6100

www.lonmin.com

Securities and Exchange Commission
Division of Corporate Finance
Washington DC
20549
USA



SEC MAIL
RECEIVED
PROCESSING
MAY 0 2 2005
WASH, D.C.
186
SECTION

Dear Sirs

Rule No 12G3-2 Exemption
Registration No. 82-191 – Lonmin Plc (formerly Lonrho Plc)

In accordance with Rule 12g3-2 (a) and (b) (1) (i), I enclose the following documents, all of which have been filed at the London Stock Exchange:

- Resignation of Peter Ledger
- Cash bid by Lonmin to acquire Southern Platinum
- Mailing of Offering Documents in respect of Southern Platinum acquisition
- Lonmin's Offer Circular in respect of Southern Platinum
- Southern Platinum Directors' Circular
- Appointment of President of Lonmin's South African operations

Please do not hesitate to contact me if you have any queries in respect of any of the enclosed documents. My direct line is 0044 20 7201 6053.

Yours faithfully

Seema Kamboj
Assistant Company Secretary

News Release

Lonmin Appoints President, Lonmin Platinum

LONMIN

Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
United Kingdom
T: +44 (0)20 7201 6000
F: +44 (0)20 7201 6100
www.lonmin.com

31 March 2005

The Board of Lonmin Plc announces that Mr Alistair Ross has been appointed President of Lonmin's South African operations with effect from 1 July 2005. Alistair Ross is currently General Manager of Processing of Inco's Ontario Operations.

Commenting on the appointment, Lonmin's Chief Executive, Brad Mills, said:

I am delighted that Alistair is joining us at Lonmin Platinum. He has extensive metallurgical and deep underground mining experience. His proven managerial skills and African experience make him an ideal choice to lead our Platinum operations through its current growth and modernisation phase.

Notes to Editors

Alistair Ross (age 48) is a Zimbabwean with British citizenship, with academic qualifications in both BSc (Eng) Metallurgy (ARSM) and in MSc in Mineral Process Design (DIC). He has more than 20 years experience in the gold, nickel and copper industries, having previously worked for Rio Tinto Zimbabwe Limited; BCL Limited, Botswana; Magma Copper Company, Arizona; and Phelps Dodge Mining Company, New Mexico.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with this document, you should consult your investment dealer, stockbroker, lawyer or other professional advisor. Enquiries concerning the information in this document should be directed to Innisfree M&A Incorporated at the toll free number listed on the back page of this Directors' Circular.

DIRECTORS' CIRCULAR

RECOMMENDING

ACCEPTANCE

OF THE OFFER BY

LONMIN INVESTMENTS CANADA INC.

a wholly-owned subsidiary of

LONMIN PLC

TO ACQUIRE ALL OUTSTANDING COMMON SHARES OF

SOUTHERN PLATINUM CORP.

IN EXCHANGE FOR $2.66 IN CASH
FOR EACH SOUTHERN PLATINUM CORP. COMMON SHARE

The Board of Directors unanimously recommends that shareholders ACCEPT the offer of Lonmin Investments Canada Inc. and TENDER their common shares of Southern Platinum Corp. to such offer.

Notice to Southern Platinum Corp. Shareholders in the United States

The take-over bid discussed herein is made for securities of a Canadian issuer, and while the offer is subject to disclosure requirements in Canada, shareholders should be aware that these requirements are different from those of the United States and other non-Canadian jurisdictions.

The enforcement by investors of civil liabilities under the U.S. securities laws or under other non-Canadian laws may be adversely affected by the fact that Southern Platinum Corp. is located in Canada and that some of its officers and directors are residents of Canada or other foreign countries.

April 14, 2005

TABLE OF CONTENTS

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Lonmin Offer (as defined herein) will be taxable to a U.S. person (including citizens of or aliens resident in the United States, United States corporations or estates or trusts whose income is subject to United States taxation). Accordingly, holders of common shares of Southern Platinum Corp. who are U.S. persons should consult their own tax advisors with respect to the income tax consequences to them of the Lonmin Offer, having regard to their own particular circumstances.

Southern Platinum Corp. is a Canadian issuer. The transactions contemplated in this Directors' Circular involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. Shareholders should be aware that disclosure requirements under Canadian laws may be different from such requirements under U.S. securities laws.

The financial information included or incorporated by reference herein has been prepared in accordance with Canadian generally accepted accounting principles, which differ from U.S. generally accepted accounting principles in certain material respects, and thus may not be comparable to financial information of U.S. companies.

The enforcement by investors of civil liability under U.S. federal securities laws may be adversely affected by the fact that Southern Platinum Corp. and Lonmin Investments Canada Inc. are incorporated and organized under the laws of Canada, that some or all of their respective officers and directors are residents of countries other than the United States and that a substantial portion of their respective assets are located outside the United States. You may not be able to sue a Canadian company or its officers or directors in a Canadian court for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a judgment by a U.S. court.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Directors' Circular includes ''forward-looking statements''. All statements other than statements of historical fact included in this Directors' Circular that address activities, events or developments that Southern Platinum Corp. (the ''Corporation'') expects or anticipates will or may occur in the future and all statements regarding plans, objectives and expected performance, are forward-looking statements. These forward-looking statements have been based on current expectations and projections about future events, including numerous assumptions regarding present and future business strategies, operations, and the operating environment in the future. Forward-looking statements generally can be identified by the use of forward-looking terminology such as ''ambition'', ''may'', ''will'', ''expect'', ''intend'', ''estimate'', ''anticipate'', ''believe'', ''plan'', ''seek'' or ''continue'' or negative forms or variations of similar terminology.

Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors related to Lonmin, the Offeror and the Corporation, including, among other factors: (1) the risk that the businesses of Lonmin and the Corporation will not be integrated successfully; (2) material adverse changes in economic conditions generally or in relevant markets or industries in particular; (3) fluctuations in demand and pricing in the mineral resource industry and fluctuations in exchange rates; (4) future regulatory and legislative actions and conditions affecting Lonmin's and the Corporation's operating areas; (5) obtaining and retaining skilled workers and key executives; and (6) acts of war and terrorism.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in forward-looking statements. Given these risks, uncertainties, and assumptions, you are cautioned not to put undue reliance on any forward-looking statements. In addition, the inclusion of such forward-looking statements should under no circumstances be regarded as a representation by Lonmin or the Offeror that Lonmin or the Offeror will achieve any results set out in such statements or that the underlying assumptions used will in fact be the case.

CURRENCY

All dollar references in this Directors' Circular are in Canadian dollars, unless otherwise indicated.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Corporation is a reporting issuer or equivalent in all provinces of Canada and files its continuous disclosure documents and other documents with the Canadian provincial securities authorities. Continuous disclosure documents are available at *www.sedar.com.*


Southern
Platinum

April 14, 2005

Dear Shareholder:

Lonmin Offer

On March 22, 2005 we announced that we had entered into an agreement under which Lonmin Plc (''Lonmin''), through its wholly-owned subsidiary Lonmin Investments Canada Inc., would offer to acquire all of the outstanding common shares of Southern Platinum Corp. (the ''Corporation'') for cash consideration of $2.66 per common share (the ''Lonmin Offer''). The Lonmin Offer is enclosed with this letter and our Directors' Circular.

Your Board of Directors, upon recommendation of a Special Committee of independent directors, unanimously recommends that you ACCEPT the Lonmin Offer and TENDER your common shares to the Lonmin Offer.

In making your decision regarding the Lonmin Offer, you should consider the following:

- The opinion of RBC Dominion Securities Inc. provided to the Special Committee and Board of Directors of the Corporation, as at March 21, 2005, concluded that the consideration under the Lonmin Offer is fair, from a financial point of view, to the Corporation's shareholders.
- Our Special Committee and Board of Directors have concluded unanimously that the Lonmin Offer is fair to the Corporation's shareholders, is in their best interests and is in the Corporation's best interests.
- The Lonmin Offer represents a 39% premium to the closing price of the Corporation's common shares on November 23, 2004, the last trading day prior to the Corporation announcing that it was in continuing discussions with its lenders to arrange the restructuring of the Messina project debt facility and that, in parallel, the Corporation was in discussions with various other parties, including major platinum companies, to replace or eliminate its syndicated project debt facility.
- The Lonmin Offer is an all cash bid which provides the Corporation's shareholders with certainty of consideration. Lonmin is a major participant in the platinum mining industry and consequently there is a relatively high probability that the transaction will be successfully completed.
- The Lonmin Offer provides a solution to the risks facing the Corporation and its shareholders as a result of operational difficulties at the Messina mine, including recent labour relations difficulties, debt service obligations and short-term working capital deficiencies.

You should read carefully the full explanation of the reasons for our recommendation of the Lonmin Offer in the enclosed Directors' Circular. We thank you for your support through the periods of growth and challenge faced by the Corporation.

Sincerely,

Christopher Jennings
On behalf of the Board of Directors

Shareholders requiring advice or assistance concerning the Lonmin Offer are urged to contact:

Innisfree M&A Incorporated
Toll Free (English): 1 (888) 750-5834
Toll Free (French): 1 (877) 750-9498
Banks and Brokers Call Collect: 1 (212) 750-5833

DIRECTORS' CIRCULAR

April 14, 2005

This Directors' Circular is issued by the Board of Directors of Southern Platinum Corp. (the ''Corporation'') in connection with the offer (the ''Lonmin Offer'') by Lonmin Investments Canada Inc. (the ''Offeror'') and Lonmin Plc (''Lonmin'') dated April 14, 2005 to acquire all of the outstanding common shares of the Corporation (the ''Shares'') for cash consideration of $2.66 per Share upon the terms and subject to the conditions set forth in the Lonmin Offer and related circular of the Offeror dated April 14, 2005 (together, the ''Offering Circular''). Reference is made to the Glossary attached as Appendix ''A'' to this Directors' Circular for the definitions of certain terms used in this Directors' Circular.

The Lonmin Offer is open for acceptance until 5:00 p.m. (Toronto time) on May 20, 2005, unless withdrawn or extended in accordance with the terms of the Lonmin Offer. The terms and conditions of the Lonmin Offer, the method of acceptance of the Lonmin Offer and other information relating to the Lonmin Offer, the Offeror and Lonmin's plans for the Corporation are set out in the Offering Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery which accompany the Lonmin Offer.

All information provided in this Directors' Circular relating to Lonmin is derived from information contained in the Offering Circular and other information contained in public filings made by Lonmin with securities regulatory authorities in the United Kingdom or otherwise made available by Lonmin. The Board of Directors does not assume any responsibility for the accuracy or completeness of such information.

THE CORPORATION

The Corporation was incorporated under the CBCA on June 24, 2004. Its head office is located at Suite 1402, 220 Bay Street, Toronto, Ontario M5J 2W4.

Effective September 1, 2004, SouthernEra completed a Reorganization pursuant to which its diamond business continued to be operated by the existing public company, which was renamed SouthernEra Diamonds Inc., while its platinum and gold businesses were thereafter carried on by a new public company, being the Corporation. In accordance with the Reorganization, every shareholder of SouthernEra on the effective date continued to hold one common share of the renamed entity, and received one common share of the Corporation for every common share of SouthernEra held.

The authorized capital of the Corporation consists of an unlimited number of common shares. As of April 8, 2005, there were 85,517,124 issued and outstanding Shares in the capital of the Corporation. The Shares are listed and posted for trading on the TSX under the symbol ''SPC''.

In addition, as of April 8, 2005 there were 6,025,000 SouthernEra Warrants outstanding under the Warrant Indenture. Under the terms of the Reorganization, holders of SouthernEra Warrants pursuant to the Warrant Indenture are entitled to acquire common shares in the capital of the Corporation. Upon the exercise of each SouthernEra Warrant issued under the Warrant Indenture, the warrant holder is entitled to acquire one common share in the capital of SouthernEra and one common share in the capital of the Corporation at an exercise price of $10.00, allocated as to $2.00 to SouthernEra and $8.00 to the Corporation.

On February 28, 2005, the Corporation issued an additional 1 million RMB Warrants to Rand Merchant Bank on behalf of the Bank Syndicate in exchange for the deferral of certain repayment obligations. A further 1 million RMB Warrants were issued to Rand Merchant Bank on behalf of the Bank Syndicate to be exercisable following the presentation of a debt restructuring proposal to the Corporation. The RMB Warrants issued to Rand Merchant Bank on behalf of the Bank Syndicate are exercisable at a price of $2.15 per Share.

In addition, Options to acquire 4,249,500 common shares in the capital of the Corporation were outstanding as of April 8, 2005. The exercise prices for Options are set out in summary form in the following table:

	Number of outstanding (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable (in thousands)	Weighted average exercise price
Range of Exercise Price					
CAN $1.22 — CAN $2.66	1,813	2.04	1.62	1,813	1.62
CAN $2.67 — CAN $6.08	2,436	2.67	3.95	2,403	3.95
	4,249	2.40	2.96	4,216[(1)]	2.96

(1) Options are subject to purchase for cancellation pursuant to their terms and the terms of the Pre-Acquisition Agreement. See ''Agreements with Lonmin — Pre-Acquisition Agreement''.

Other than the Shares, Warrants and Options described above, there were no other securities of the Corporation issued or outstanding as at April 8, 2005.

The Corporation is engaged in precious metals exploration (primarily of PGMs), mine development and mining activities internationally. The Corporation's primary asset is the Messina Platinum Project located in the Bushveld Igneous Complex, South Africa. The Corporation holds this asset through its 91.5% interest in Messina Limited, which is a South African company traded on the JSE Securities Exchange, South Africa. In addition, the Corporation and its 50 percent joint venture partner Mvelaphanda Resources Limited were awarded three new platinum properties in the vicinity of the Messina Platinum Project (known collectively as ''Dwaalkop'') in 2003. The Corporation is also involved in other exploration projects in South Africa and Gabon.

The Corporation faces a number of present and future challenges and uncertainties in relation to its operations and financing. The Messina operations are under considerable financial stress as a result of the strength of the South African Rand and the level and cost of its existing debt. Further, the Corporation has faced a number of difficulties in meeting its production targets, partially as a result of illegal activities by certain groups within its labour force.

LONMIN

The Offeror was incorporated under the CBCA on March 10, 2005 as 6360807 Canada Inc. and changed its name to ''Lonmin Investments Canada Inc.'' effective April 6, 2005. The Offeror's registered office is located at Suite 2800, 199 Bay Street, Commerce Court West, Toronto, Ontario M5L 1A9. The Offeror has been incorporated and organized solely for the purpose of making the Lonmin Offer and has not carried on any activities to date other than those incidental to its formation and those relating to the making of the Lonmin Offer. The Offeror is a wholly-owned subsidiary of Lonmin.

Lonmin is a public limited company incorporated under the laws of England and Wales with its registered office located at 4 Grosvenor Place, London, SW1X 7YL. Lonmin has a primary listing on the London Stock Exchange and a secondary listing on the JSE Securities Exchange, South Africa. ADRs representing Lonmin shares are also traded in the over-the-counter market in the United States. Lonmin has a market capitalization of approximately US$2.8 billion and is the third largest primary producer of platinum in the world, producing over 900,000 ounces of platinum and a similar number of ounces of other PGMs such as palladium and rhodium.

BACKGROUND TO THE LONMIN OFFER

In mid-2004, SouthernEra determined that cash flow from the Messina mine could be increased if SouthernEra were able to make new arrangements for the smelting and refining of Messina ore. Accordingly, SouthernEra sought to explore alternate arrangements for smelting and refining services for the Messina mine, and approached Lonmin and certain other industry participants it believed could provide such services. In each case discussions were held and, in certain cases, confidentiality agreements were entered into in relation to the proposal to provide smelting and refining services.

Patrick Evans, representing SouthernEra, met on August 4, 2004 with Ian Farmer and Albert Jamieson, representing Lonmin, and on August 6, 2004 Mr. Evans met with Brad Mills, Mr. Farmer and Mr. Jamieson, representing Lonmin, to discuss matters relating to smelting and refining. On both occasions Lonmin's representatives

raised the possibility of Lonmin making a strategic investment in SouthernEra, including, at the second meeting, a potential private placement purchase of securities of SouthernEra in order to improve SouthernEra's financial position. At the meeting on August 6, 2004, Mr. Mills also indicated that Lonmin was willing to discuss the possibility of acquiring SouthernEra. Mr. Evans indicated that SouthernEra did not then wish to pursue such a transaction.

On August 20, 2004, Lonmin and SouthernEra entered into a confidentiality agreement whereby SouthernEra agreed to provide Lonmin with certain operating and financial information.

The Reorganization of SouthernEra became effective on September 1, 2004, dividing the businesses of SouthernEra into the Corporation and SouthernEra.

The Corporation made arrangements to enable potential parties to smelting and refining arrangements to conduct due diligence reviews of the Corporation's Messina mine in South Africa. Between September 6, 2004 and September 10, 2004, Lonmin visited the mine to conduct on-site due diligence. During that period, the Corporation provided Lonmin with information about the Messina mine operation, including reserves, operations, plans, budgets, financial results and contractual obligations.

In a letter to the Corporation dated October 6, 2004, Lonmin proposed, among other things, a transaction under which Lonmin would offer to acquire 100% of the issued and outstanding capital of the Corporation.

Special Committee Process

On October 7, 2004 the Board of Directors met to consider and discuss Lonmin's proposal. At that meeting, the Board appointed a Special Committee to be chaired by Mr. Dawson and to include Mr. Martin. The Special Committee's mandate was to consult legal counsel, to consider engaging a financial advisor, and to make recommendations to the Board of Directors concerning the Corporation's response to Lonmin. On the Special Committee's recommendation, the Board of Directors subsequently engaged RBC to act as the financial advisor to the Special Committee and the Board of Directors.

On October 12, 2004 the Special Committee met with RBC and Fraser Milner Casgrain LLP (''FMC''), legal counsel to the Corporation. The Special Committee reviewed the Lonmin correspondence and the operations and financial condition of the Corporation. The Special Committee's recommendations, which were accepted by the Board of Directors at a meeting held on October 13, 2004, were that until the Lonmin proposal could be considered in detail by the Board of Directors at its meeting in South Africa to be held on November 1, 2004, the Corporation should endeavour to continue to develop the Messina mine independently while continuing to pursue alternative financing and smelting and refining contracts. The Special Committee and the Board also determined that RBC should be retained by the Corporation to provide any required financial and strategic advice, and that Mr. Evans should be authorized to advise Lonmin that the Corporation desired to continue discussing possible relationships between the Corporation and Lonmin, that the Board of Directors would consider the matter further at its meeting in South Africa, and that the Corporation was willing to continue discussions with Lonmin concerning smelting and refining arrangements as well as a possible strategic investment by Lonmin.

Mr. Evans had telephone conversations with Mr. Farmer on October 21, 2004 and again on October 28, 2004 during which they discussed the then-current smelting and refining arrangements at the Messina mine and their implications for Messina and the Corporation.

Following meetings of the Board of Directors held in South Africa on October 31 and November 1, 2004 at which Lonmin's proposal was given further consideration, on November 8, 2004 Mr. Evans advised Mr. Farmer in writing that Lonmin had been authorized to conduct due diligence with a view to Lonmin making a private placement investment to strengthen the Corporation's financial position. Mr. Evans advised Mr. Farmer that the Board of Directors did not wish to pursue an acquisition transaction of the nature Lonmin had proposed in its letter of October 6, 2004, but that the Corporation was willing to discuss a strategic relationship between the Corporation and Lonmin. Mr. Evans proposed that such strategic relationship could be based on Lonmin acquiring an equity interest in the Corporation, Lonmin providing a loan to Messina to allow Messina to retire its debt to RMB, and/or Lonmin entering into a long-term smelting and refining contract with Messina.

The Board of Directors and management continued to consider the Corporation's strategic alternatives with the assistance of RBC and the Corporation's legal advisers. At their direction, RBC contacted several potential strategic investors. RBC advised those parties, including Lonmin, that RBC had been retained to, among other things, solicit interest in an investment in the Corporation or Messina and other alternatives, which may include the conclusion of a

new smelting and financing agreement at Messina. Potential strategic investors were advised that the investment solicitation was being undertaken in conjunction with the renegotiation of certain terms of the Credit Arrangements, with a view to an investment of at least R300 million, a portion of which would be used to repay existing indebtedness and the remainder to support the ongoing development of the Messina mine. Several potential strategic investors entered into confidentiality agreements with the Corporation under which they were provided with access to due diligence materials and took part in site visits to the Messina mine. RBC requested that interested parties submit their proposals on or before January 31, 2005.

Several potential strategic investors, including Lonmin, submitted proposals prior to the January 31, 2005 deadline. On February 2, 2005, Lonmin delivered a new proposal (supplementing its letter dated January 31, 2005) to acquire all of the outstanding Shares, conditional on further due diligence.

At a meeting held on February 2, 2005, the Board of Directors reviewed a report prepared by RBC with respect to the proposals that had been submitted by potential strategic investors. The Board of Directors reactivated the Special Committee and appointed Louis Fox as a third member, and expanded the Special Committee's mandate to include:

- continuing discussions with potential strategic investors;
- considering the Corporation's strategic options, including new smelting and refining arrangements, refinancing of existing loan arrangements, negotiation of a strategic investment in the Corporation or Messina, or negotiation of a sale of the Corporation or its assets;
- considering the Corporation's financial condition, with the assistance of RBC, with a view to ensuring that the Corporation was able to meet its short-term and medium-term commitments; and
- with the assistance of RBC and the Corporation's legal advisors, making recommendations to the Board of Directors with respect to the foregoing matters.

The Special Committee reviewed, with the assistance of FMC, the mandate of the Special Committee and the procedures to be adopted by the Special Committee in its deliberations.

Between February 2, 2005 and March 15, 2005, the Special Committee met on more than 12 occasions to receive reports from RBC and management of the Corporation concerning the status of ongoing discussions with potential strategic partners, including Lonmin, operations at the Messina mine, the Corporation's financial position and prospects, and other matters relevant to the Special Committee's mandate.

On March 15, 2005 Lonmin submitted a firm proposal, including a form of Pre-Acquisition Agreement to be entered into between the Corporation and a subsidiary of Lonmin, contemplating an offer to purchase all of the Shares at a price of $2.60 per Share in cash. The proposal stated that it was open for acceptance by the Corporation until March 17, 2005.

The Special Committee met to consider the Lonmin proposal with the assistance of RBC and FMC. At a meeting held on March 17, 2005, the Board of Directors received a report from the Special Committee in which the Special Committee recommended that the Corporation not accept Lonmin's proposal and that the Corporation seek to negotiate more favourable terms with Lonmin, including an increase in the Offer price. The Board also received advice from RBC and FMC concerning the Lonmin proposal and related matters. The Board accepted the recommendations of the Special Committee and authorized further discussions and negotiations with Lonmin.

On March 18, 2005, Christopher Jennings, the Chairman of the Corporation, at the request of the Special Committee and the Board of Directors, met in Johannesburg with principals of Lonmin to discuss certain aspects of Lonmin's proposal, including the offer price per Share. As a result of that meeting, Lonmin agreed to increase the offer price per Share to $2.66 and to continue discussions and negotiations with the Special Committee on other aspects of its proposal. Lonmin prepared and delivered a revised version of the Pre-Acquisition Agreement.

On March 20, 2005, the Special Committee met to consider the revised Lonmin proposal and later that day twice engaged Lonmin in further negotiations of the terms of the Pre-Acquisition Agreement. At these meetings all but two of the outstanding matters related to the Pre-Acquisition Agreement were agreed.

On March 21, 2005, Mr. Dawson, after consultation with the other members of the Special Committee, concluded negotiations of the two remaining outstanding matters with Lonmin, including a reduction of the termination fee payable to Lonmin in certain circumstances from $10 million to $6 million. The Special Committee and the Board of Directors obtained advice from RBC that the consideration under the Lonmin Offer was fair, from a financial point of

view, to the Shareholders, and obtained advice from the Corporation's legal counsel with respect to the terms of the proposed Pre-Acquisition Agreement. At a meeting of the Board of Directors held on March 21, 2005, the Special Committee unanimously recommended to the Board that the Corporation enter into the Pre-Acquisition Agreement with Lonmin.

RECOMMENDATION OF THE SPECIAL COMMITTEE TO THE BOARD OF DIRECTORS

After considering the terms of the Transaction, the draft Pre-Acquisition Agreement and the Fairness Opinion, together with the matters summarized below, the Special Committee unanimously determined that the Transaction was fair to the Shareholders and was in the best interests of the Corporation and recommended to the Board of Directors on March 21, 2005 that it authorize the Corporation to enter into the Pre-Acquisition Agreement with Lonmin and the Offeror. The Special Committee also unanimously recommended that the Board of Directors recommend to the Shareholders that they accept the Lonmin Offer and tender their Shares to the Lonmin Offer.

In making its determination and recommendation, the Special Committee considered a number of factors, including the following:

- **The Fairness Opinion.** RBC's Fairness Opinion conclusion that the consideration under the Lonmin Offer was fair, from a financial point of view, to the Shareholders. Shareholders should read the Fairness Opinion in its entirety including the assumptions and qualifications contained therein. See ''Fairness Opinion'' below and the complete text of the Fairness Opinion attached as Appendix ''B'' to this Directors' Circular.
- **The premium represented by the Lonmin Offer.** The Lonmin Offer represents a 39% premium over the closing share price on November 23, 2004, the last trading day prior to the Corporation announcing that it was in continuing discussions with its lenders to arrange the restructuring of the Messina project debt facility and that, in parallel, the Corporation was in discussions with various other parties, including major platinum companies, to replace or eliminate its syndicated project debt facility.
- **All cash offer and low transaction execution risk.** The Lonmin Offer is an all cash bid which provides Shareholders with certainty of consideration. Lonmin is a major participant in the platinum mining industry and consequently there is a relatively high probability that the Transaction will be successfully completed.
- **Solution to operating and financial risks facing the Corporation and its Shareholders.** The Lonmin Offer provides a solution to the risks facing the Corporation and its Shareholders as a result of the strength of the South African Rand, operational difficulties at the Messina mine including recent labour difficulties, debt service obligations and short-term working capital deficiencies.
- **The provisions of the Pre-Acquisition Agreement.** The Pre-Acquisition Agreement contains provisions that:
  - enable the Board of Directors to respond, in accordance with its fiduciary duties, to a Superior Proposal made to the Corporation prior to the successful completion of the Lonmin Offer, subject to the payment of a termination fee to Lonmin of $6 million;
  - permit the Lonmin Offer to be open for only 38 days from the date of the Lonmin Offer (subject to extensions for up to 120 days for regulatory purposes), thereby limiting the period of time that the Corporation is subject to the non-solicitation provisions and other restrictions on the conduct of its business outside of the ordinary course of business if the Lonmin Offer is not successful; and
  - require Lonmin to undertake the Subsequent Acquisition Transaction if the Lonmin Offer is successful, providing Shareholders who do not tender to the Lonmin Offer another opportunity to receive consideration at least equal in value and in the same form as the consideration offered under the Lonmin Offer and providing for the combination of Lonmin and the Corporation.

In reaching its determinations and recommendations, the Special Committee also considered and evaluated, among other things: (i) information with respect to the financial condition, earnings, cash flows, assets, business, prospects and operations of the Corporation on both a historical and pro forma basis; (ii) historical information regarding the trading prices of the Shares; (iii) the terms of the Lonmin Offer; and (iv) the risks associated with the Lonmin Offer.

In its review of the Lonmin Offer, the Special Committee also considered the minimum tender condition of the Lonmin Offer of (i) 66⅔% of the Shares outstanding at the time Shares are taken up under the Lonmin Offer and (ii) a

majority of the outstanding Shares which are held by persons whose Shares may be included as part of the minority approval of a Subsequent Acquisition Transaction.

The foregoing summary of the information and factors considered by the Special Committee is not intended to be exhaustive of all of the factors considered by the Special Committee in reaching its conclusions and making its recommendation. The members of the Special Committee evaluated the various factors summarized above in light of their own knowledge of the business, financial condition and prospects of the Corporation and based upon the advice of the Special Committee's financial and legal advisors. In view of the numerous factors considered in connection with their evaluation of the Lonmin Offer, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its conclusions and recommendation. In addition, individual members of the Special Committee may have given different weight to different factors. The conclusions and recommendation of the Special Committee were made after considering the totality of the information and factors involved. However, the Special Committee did give greater weight to the Fairness Opinion than the other information and factors considered by it.

For their services as members of the Special Committee, the Corporation has, in lieu of cash compensation, issued 30,000 Shares to the Chair of the Special Committee and 25,000 Shares to each of the other members of the Special Committee.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors has determined that the Lonmin Offer is fair to the Shareholders and is in the best interests of the Corporation. **The Board of Directors unanimously recommends that Shareholders ACCEPT the Lonmin Offer and TENDER their Shares to the Lonmin Offer.**

In making such determination and recommendation, the Board of Directors has carefully considered and relied upon the recommendation of the Special Committee, the Fairness Opinion and the other factors considered by the Special Committee, including those referred to above under ''Recommendation of the Special Committee to the Board of Directors''. In reaching its conclusions and making its recommendation, the Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its conclusions and recommendation. In addition, individual members of the Board of Directors may have given different weight to different factors. The conclusions and recommendation of the Board of Directors were made after considering the totality of the information and factors involved. However, the Board of Directors did give greater weight to the Special Committee's recommendation and the Fairness Opinion than the other information and factors considered by it.

For their services as independent directors, the Corporation will pay US$50,000 to each of the independent directors upon completion of a change of control of the Corporation.

FAIRNESS OPINION

RBC delivered the Fairness Opinion to the Special Committee and the Board of Directors to the effect that, as of the date of the Fairness Opinion and subject to the assumptions and limitations contained in the Fairness Opinion, the consideration under the Lonmin Offer is fair, from a financial point of view, to the Shareholders. The full text of the Fairness Opinion, setting forth the assumptions made, matters considered and limitations on the review undertaken in connection with the Fairness Opinion, is attached as Appendix ''B'' to this Directors' Circular. **Shareholders are urged to read the Fairness Opinion in its entirety.**

FINANCIAL ADVISOR

Pursuant to an engagement letter dated October 20, 2004, as amended on March 22, 2005 (the ''RBC Engagement Letter''), the Corporation engaged RBC to act as the Corporation's exclusive financial advisor, including providing financial advice in connection with solicited or unsolicited proposals and responses thereto, assisting the Corporation in developing and implementing value enhancing transaction alternatives, if requested by the Corporation, soliciting investments, and developing and evaluating sale or merger alternatives for the Corporation. RBC's duties included the provision of financial analysis and advice regarding completion of any transaction and the provision of the Fairness Opinion. The terms of the RBC Engagement Letter provide that RBC is to be paid a fee for its services as financial advisor, including fees on delivery of its Fairness Opinion and fees that are contingent on a change of control of the

Corporation or certain other events. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Corporation in certain circumstances.

The Corporation has been advised by RBC that neither RBC nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Ontario)) of the Corporation or its associates or affiliates. Other than acting as underwriter for an offering of 12,050,000 units of SouthernEra by way of short form prospectus completed November 17, 2003, RBC has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Corporation or any of its associates or affiliates within the past two years, other than the services provided under the RBC Engagement Letter. There are no understandings, agreements or commitments between RBC and the Corporation or any of its associates or affiliates with respect to any future business dealings. RBC may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Corporation or its associates or affiliates.

AGREEMENTS WITH LONMIN

Confidentiality Agreement

On August 20, 2004, Lonmin and SouthernEra entered into a confidentiality agreement, whereby SouthernEra agreed to provide Lonmin with certain operating and financial information.

Pre-Acquisition Agreement

The Corporation, Lonmin and the Offeror have entered into the Pre-Acquisition Agreement pursuant to which, subject to the conditions set forth therein, the Offeror has agreed to make the Lonmin Offer. The Corporation has represented to Lonmin and the Offeror in the Pre-Acquisition Agreement, among other things, that the Board of Directors has received advice from its financial advisor that the consideration under the Lonmin Offer is fair from a financial point of view to Shareholders, and that the Board of Directors has unanimously (i) approved the entering into of the Pre-Acquisition Agreement by the Corporation, (ii) determined that the Offer is in the best interests of the Corporation and its Shareholders, and (iii) determined to recommend that Shareholders accept the Lonmin Offer.

Pursuant to the Pre-Acquisition Agreement, the Corporation is permitted to purchase all outstanding Options with an exercise price less than $2.66 for cancellation immediately after the Take-up Date for an amount equal to the amount by which $2.66 is greater than the exercise price of the relevant option, on the condition that any person accepting such offer agrees to surrender his remaining unexercised Convertible Securities to the Corporation for cancellation for no consideration effective immediately after the Take-up Date. In addition, the Corporation has agreed that, prior to the Take-up Date, the Board of Directors shall have adopted a resolution whereby the time for the exercise of the Options, and the time for fulfilment of any conditions or restrictions of such exercise, shall be accelerated to immediately after the Take-up Date.

Until the Take-up Date or the earlier termination of the Pre-Acquisition Agreement, the Corporation has agreed to, and to cause each of its subsidiaries to, conduct its and their respective businesses only in, and not to take any action except in, the usual, ordinary and regular course of business. The Corporation, by itself or by its subsidiaries, is also specifically prohibited from taking certain actions without the consent of the Offeror, including issuing any securities or incurring any indebtedness other than in the ordinary course.

Lonmin has agreed to provide or cause a third party to provide the Corporation with adequate working capital, to a maximum of US$5 million, to allow the Corporation to operate from the date of the Pre-Acquisition Agreement until the Take-up Date, on terms acceptable to Lonmin acting reasonably.

In addition, the Corporation has represented to the Offeror that the Board has resolved, effective the date of the Lonmin Offer, to waive the application of the Rights Plan to the Offer and to any other actions taken by the Offeror in furtherance of acquiring all of the issued and outstanding Shares.

The Lonmin Offer

The Pre-Acquisition Agreement requires the Offeror to make the Lonmin Offer on the terms and conditions set forth in the Pre-Acquisition Agreement. The Lonmin Offer accompanying this Directors' Circular satisfies that requirement of the Pre-Acquisition Agreement.

Conditions of the Lonmin Offer

The obligation of the Offeror to take up and pay for Shares under the Lonmin Offer is subject to several conditions, all of which are set out in the Offering Circular.

Amendment and Waiver

The Pre-Acquisition Agreement provides that none of the Offeror, Lonmin or the Corporation may amend or vary the terms and conditions of the Pre-Acquisition Agreement, other than by instrument in writing signed by each of them, except that the Offeror may extend the Expiry Time, from time to time, to a date (the ''Expiry Date'') not later than 120 calendar days after the date of the Lonmin Offer. However, the Offeror may waive any one or more of the conditions of the Lonmin Offer, in its sole discretion,

Subsequent Acquisition Transaction

If the Offeror takes up and pays for Shares pursuant to the Lonmin Offer, the Corporation shall use its best efforts to enable the Offeror to acquire the balance of Shares as soon as practicable after completion of the Lonmin Offer by way of a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Representations, Warranties and Covenants of Lonmin and the Offeror

The Pre-Acquisition Agreement contains customary representations and warranties on the part of Lonmin and the Offeror relating to, among other things their: corporate status; authority to enter into the Pre-Acquisition Agreement; absence of violations of constating documents or laws as a result of the Offer or Transaction; absence of regulatory approvals necessary in relation to the Offer or Transaction; compliance with laws; availability of funds to purchase the Shares and pay the related expenses, and absence of litigation which would prevent or materially delay the completion of the Transaction.

No Solicitation

The Corporation has agreed not to, and to cause each of its subsidiaries not to, (a) solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation or continuation of any inquiries or proposals regarding any Acquisition Proposal, and (b) subject to certain exceptions, provide any material non-public information to, continue or participate in any discussions or negotiations relating to any such transactions with, or otherwise co-operate with or assist or facilitate, encourage or participate in any effort to take such action by, any person. Those restrictions do not, however, prevent the Board of Directors from responding to or recommending to the Shareholders a Superior Proposal.

Notwithstanding the foregoing, the Board of Directors of the Corporation may consider or participate in discussions and enter into confidentiality agreements regarding a bona fide Acquisition Proposal that did not result from a breach of the terms of the Pre-Acquisition Agreement and is or could reasonably be expected to be a Superior Proposal. Prior to providing information to a third party proposing a Superior Proposal, the Corporation must enter into a confidentiality agreement with such third party containing terms at least as favourable to the Corporation as those contained in the form of confidentiality agreement attached to the Pre-Acquisition Agreement.

Notice of Acquisition Proposals

The Corporation must immediately notify the Offeror, at first orally and then promptly in writing, of any inquiry that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal. Such notice must include such details of the proposal, inquiry or contact known to the Corporation as the Offeror may reasonably request, including the identity of the person making such proposal, inquiry or contact.

Proceeding with a Superior Proposal

The Corporation may accept, approve, recommend or enter into an agreement, understanding or arrangement to proceed with a Superior Proposal in respect of which there has been no breach of the terms of the Pre-Acquisition Agreement, and may withdraw, modify or change its recommendation concerning the Lonmin Offer in connection with a Superior Proposal, but only after consultation with and receiving the written opinion of its financial advisors that the relevant Acquisition Proposal is a Superior Proposal and receipt by the Board of Directors of a written opinion of outside counsel (or advice of outside counsel that is reflected in the minutes of the Board of Directors) to the effect that

the Board of Directors is required to consider such Acquisition Proposal or to furnish information concerning the Corporation in connection therewith in order to discharge its fiduciary duties under applicable Law.

Offeror's Right to Match a Superior Proposal

The Corporation has agreed not to enter into any agreement (other than a confidentiality agreement in agreed form) regarding a Superior Proposal without providing the Offeror with an opportunity, within a period of not less than five Business Days, to offer to amend the Pre-Acquisition Agreement on terms at least as favourable to the Shareholders as the terms of the Superior Proposal. The Corporation has covenanted to provide the Offeror with all material terms and conditions of any agreement relating to a Superior Proposal at least five Business Days prior to its proposed execution of any such agreement.

Termination

The Pre-Acquisition Agreement may be terminated in limited circumstances, including (a) by the Corporation, if the Offeror has not taken up and paid for the Shares deposited under the Offer on or before the date which is 120 days following the date of the Lonmin Offer, (b) by the Offeror in the event that the Termination Fee referred to above becomes payable, (c) by the Corporation or the Offeror, in the event that the other shall not have complied with or performed, in all material respects, its respective covenants and obligations contained in the Pre-Acquisition Agreement, or any representations or warranties of the other are not true and correct, in all material respects, at or prior to the Expiry Time, and (d) by mutual consent of the parties.

Termination Fee

Provided that there has been no breach of the Pre-Acquisition Agreement by Lonmin or the Offeror, the Corporation is obligated to pay to the Offeror $6 million (the ''Termination Fee'') in circumstances where (a) the Board of Directors has withdrawn or, in any manner adverse to the Offeror, redefined, modified or changed its recommendation of the Lonmin Offer (or resolved to do so) prior to the Expiry Time, (b) a *bona fide* Acquisition Proposal for the Shares is publicly announced or commenced and the Board of Directors shall have failed to reaffirm and maintain its recommendation of the Lonmin Offer within four Business Days after the announcement or commencement of the Acquisition Proposal, (c) the Board of Directors shall have recommended that the Shareholders deposit their Shares under, vote in favour of, or otherwise accept, an Acquisition Proposal, (d) the Corporation shall have entered into an agreement (other than a confidentiality agreement in agreed form) with any person with respect to an Acquisition Proposal prior to the Expiry Time, (e) an Acquisition Proposal is publicly announced, proposed, offered or made to the Shareholders or to the Corporation prior to the Expiry Time and upon the Expiry Time the Minimum Condition has not been satisfied, and, on or prior to the date which is 12 months after the Expiry Time, the Corporation shall have entered into any agreement in respect of an Acquisition Proposal, or (f) the Corporation fails to comply fully with, in all material respects, or breaches, in any material respect, any of its representations, warranties or covenants made in the Pre-Acquisition Agreement.

Lock-up Agreements

The Offeror has entered into the Lock-up Agreements with each of the Locked-up Shareholders pursuant to which each Locked-up Shareholder has agreed to deposit under the Lonmin Offer the Shares owned by him (representing in the aggregate approximately 2% of the issued and outstanding Shares), and not withdraw them except in limited circumstances.

Each of the Locked-up Shareholders has agreed (a) to tender (or caused to be tendered) the Shares held by him to the Lonmin Offer, (b) to vote (or caused to be voted) the Shares held by him at any meeting of Shareholders called to propose a resolution or transaction which would in any manner frustrate, prevent, delay or nullify the Lonmin Offer or any of the other transactions contemplated by the Pre-Acquisition Agreement, against such resolution or transaction, except to the extent that any such resolution or transaction shall have been approved or recommended by the Board of Directors, (c) not to sell, assign, convey, encumber or otherwise dispose of any of the Shares held by him or enter into any contract, option or other arrangement with respect thereto, and (d) to execute and deliver, or cause to be executed and delivered, such additional or further consents, documents or other instruments as the Offeror may reasonably request for the purpose of effectively carrying out the matters contemplated by the Lock-up Agreement.

In the event that a Superior Proposal is made, unless the Offeror amends the Lonmin Offer to at least match such Superior Proposal within five Business Days of the Superior Proposal being made, the Locked-up Shareholder shall no

longer be required to tender his Shares to the Lonmin Offer and may withdraw any such Shares tendered to the Offer, and the Locked-up Shareholder may tender his Shares to the Superior Proposal. Further, in the event that fewer than 50.01% of the Shares are tendered to the Lonmin Offer and the Offeror waives the Minimum Condition to take up the Shares that have been tendered, each Locked-up Shareholder (and all other Shareholders) shall be entitled to withdraw any Shares tendered to the Lonmin Offer.

Each of the Locked-up Shareholders also agrees (a) not to solicit, initiate, facilitate, promote or encourage proposals or offers from, or entertain, enter into or continue discussions or negotiations with, directly or indirectly, any person other than the Offeror relating to his Shares or concerning any transaction involving the Corporation or any of its subsidiaries, and (b) not to initiate, propose, assist or participate in any solicitation of shareholders of the Corporation, nor to induce or attempt to induce any other person to initiate any transaction which may reduce the likelihood of the Lonmin Offer being successfully completed.

OWNERSHIP OF SECURITIES OF THE CORPORATION

The names of the directors and senior officers of the Corporation, the positions held by them with the Corporation and the designation, percentage of class and number of securities of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them and, where known after reasonable enquiry, by their respective associates, are as follows:

		Securities of the Corporation Beneficially Owned, Directory or Indirectly[(1)]			
Name	**Position with the Corporation**	**Shares[(2)]**	**Warrants**	**Options**	**% Options Outstanding**
Christopher Jennings	Director, Chairman	1,216,500	—	92,500	2.2
Thomas Dawson	Director	105,345	10,000[(3)]	215,000	5.1
Philip Martin	Director	183,945	—	250,000	5.9
Louis Fox	Director	222,900	—	460,000	10.8
Patrick Evans	President and CEO, Director	77,980	—	717,500	16.9
Trevor Schultz	Director	—	—	145,000	3.4
Alasdair MacPhee	Executive VP, Africa	29,500	—	180,000	4.2
Christopher Reynolds	Secretary	3,100	—	90,000	2.1
Howard Bird	VP Exploration	1,333	—	88,500	2.1
Mark Rosslee	Senior VP and CFO	—	—	155,000	3.6
Glenn Baldwin	VP Platinum	—	—	130,000	3.1
Mike Kritzinger	VP Legal Affairs	—	—	102,000	2.4
Peter Ibbotson	VP, Marketing	—	—	120,000	2.8

(1) The information as to securities of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised, has been furnished by the respective director or senior officer.

(2) The number of Shares indicated in this column represents, in aggregate, less than 2.5% of the Shares.

(3) Represents less than 1% of the Warrants.

To the knowledge of the directors and senior officers of the Corporation, after reasonable enquiry, no person owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of securities of the Corporation, except as set forth below, and no person or company acting jointly or in concert with the Corporation owns any securities of the Corporation.

Name	No. of Shares	% of Outstanding Shares
Sonset Nominees Pty Ltd	10,546,528	12.3

Except in the case of directors, senior officers and their respective associates, the foregoing is based on an examination of the Corporation's securities registers.

INTENTIONS OF DIRECTORS, OFFICERS AND OTHERS

The Corporation, Lonmin and the Offeror have entered into the Pre-Acquisition Agreement pursuant to which, subject to the conditions set forth therein, the Offeror has agreed to make the Offer and the Corporation has agreed to support the Lonmin Offer. The Offeror has also entered into the Lock-up Agreements with each of the directors and officers of the Corporation holding Shares, pursuant to which each of those individuals has agreed to deposit under the Lonmin Offer the Shares owned by him (representing in the aggregate approximately 2% of the issued and outstanding Shares), and not to withdraw those Shares except in limited circumstances.

ARRANGEMENTS OR AGREEMENTS REGARDING LONMIN

Except as described above under ''Agreements with Lonmin — Lock-Up Agreements'', no contract or arrangement or agreement has been made, or is proposed to be made, between Lonmin and any of the directors or senior officers of the Corporation relating to any matter, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in or retiring from office.

None of the directors or senior officers of the Corporation is a director or senior officer of Lonmin or any of its subsidiaries.

ARRANGEMENTS OR AGREEMENTS REGARDING THE CORPORATION

Except as disclosed in this Directors' Circular, no contract or arrangement or agreement has been made, or is proposed to be made, between the Corporation and any of the directors or senior officers of the Corporation pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Lonmin Offer is successful.

The employment agreements with each of Patrick Evans, Alasdair MacPhee, Peter Ibbotson, Howard Bird, Mark Rosslee, Glenn Baldwin, Mike Kritzinger and Christopher Reynolds provide for severance payments if there is a change of control of the Corporation and such officers are terminated or elect in writing to terminate their respective employment. In the event of a termination of their employment, after a change of control, each of those officers will be entitled to receive, among other things, an amount up to two times their annual salary and other remuneration. In addition the Corporation is obligated to fully fund insurance coverage on the life of the Chief Executive Officer, through accelerated premium payments over the next four years, and to cede the policy to him after a change of control. A ''change of control'' is defined in such agreements as having occurred when any person, alone or with any one or more other parties acting jointly or in concert, becomes a Control Person, as defined in the *Securities Act* (Ontario), or when a majority of directors elected at a meeting of shareholders are not individuals nominated by the Corporation, or when any person or group of persons acquires the ability to direct or cause the direction of management or policies of the Corporation. The successful completion of the Lonmin Offer would constitute a ''change of control'' within the meaning of those agreements.

MATERIAL CONTRACTS

None of the directors or senior officers of the Corporation and, to the knowledge of such directors and senior officers after reasonable enquiry, none of their associates, has any interest in any material contract to which Lonmin is a party.

TRADING IN SECURITIES OF THE CORPORATION

Neither the Corporation nor any of the directors or senior officers of the Corporation and, to the knowledge of the directors and senior officers after reasonable enquiry, none of such persons' associates or any person acting jointly or in concert with the Corporation, has traded in Shares during the six-month period preceding the date hereof except for the trades listed below under ''Issuances of Securities of the Corporation''.

ISSUANCES OF SECURITIES OF THE CORPORATION

No securities of the Corporation have been issued to the directors or senior officers of the Corporation since the Corporation was incorporated on June 28, 2004, and no securities are issuable to them, other than as indicated below.

Shares

The following table sets forth the Shares that have been issued to the Corporation's directors and senior officers since the Corporation was incorporated on June 28, 2004, and the Shares that are issuable to them.

Name	Nature of Issue	No. of Shares Issued	Price Per Security ($)	Date Issued
Thomas Dawson	Issued for Committee Service	46,000	2.21	Feb 11 2005
Philip Martin	Issued for Committee Service	25,000	2.21	Feb 11 2005
Louis Fox	Issued for Committee Service	25,000	2.21	Feb 11 2005
Patrick Evans	Issued for Pension	3,980	2.67	Mar 21 2005
	Issued for 2004 Bonus	40,000	2.67	Mar 21 2005
	Issued for Pension	31,733	1.47	Oct 13 2004
Christopher Reynolds	Issued as Incentive	10,000	(1)	Sept 10 2004
Alasdair MacPhee	Issued as Incentive	25,000	(1)	Jan 5 2005
Mark Rosslee	Issued as Incentive	25,000	(1)	Jan 5 2005
Glenn Baldwin	Issued as Incentive	25,000	(1)	Jan 5 2005

(1) Incentive compensation held in escrow, to be valued based on the market price of the Shares on the date of release from escrow.

Options

The following table sets forth the Options that have been granted pursuant to the Share Option Plan to the Corporation's directors and senior officers since the Corporation was incorporated on June 28, 2004, other than Options issued as part of the Reorganization in respect of options to purchase shares of SouthernEra that had been granted prior to the effective date of the Reorganization (September 1, 2004).

Name	No. of Options Granted	Exercise Price per Security ($)	Date Granted	Expiry Date
Christopher Jennings	40,000	2.05	Oct 1 2004	Oct 1 2009
Thomas Dawson	35,000	2.05	Oct 1 2004	Oct 1 2009
Trevor Schultz	30,000	2.05	Oct 1 2004	Oct 1 2009
Philip Martin	30,000	2.05	Oct 1 2004	Oct 1 2009
Louis Fox	30,000	2.05	Oct 1 2004	Oct 1 2009
Patrick Evans	50,000	2.05	Oct 1 2004	Oct 1 2009
Alasdair MacPhee	30,000	2.05	Oct 1 2004	Oct 1 2009
Glenn Baldwin	30,000	2.05	Oct 1 2004	Oct 1 2009
Mark Rosslee	30,000	2.05	Oct 1 2004	Oct 1 2009
Christopher Reynolds	20,000	2.05	Oct 1 2004	Oct 1 2009
Mike Kritzinger	20,000	2.05	Oct 1 2004	Oct 1 2009
Peter Ibbotson	20,000	2.05	Oct 1 2004	Oct 1 2009
Howard Bird	20,000	2.05	Oct 1 2004	Oct 1 2009

OWNERSHIP OF SECURITIES OF LONMIN

None of the Corporation or the directors or senior officers of the Corporation or, to their knowledge after reasonable enquiry, any of their respective associates, or any person acting jointly or in concert with the Corporation, owns, directly or indirectly, or exercises control or direction over, any securities of Lonmin.

TRADING PRICES

On March 21, 2005, the last trading day prior to the public announcement by Lonmin and the Corporation of the intention of Lonmin to make the proposed Lonmin Offer, the closing price of the Shares on the TSX was $2.72. On April 12, 2005 the closing price of the Shares on the TSX was $2.49.

TREATMENT OF OPTIONS AND WARRANTS

The Lonmin Offer is made only for the issued and outstanding Shares (including Shares which may become issued and outstanding pursuant to the exercise of any Convertible Securities) and not for any Options or Convertible Securities. Pursuant to the Pre-Acquisition Agreement, the Corporation may make an offer to acquire for cancellation all Options having an exercise price below $2.66 for an amount equal to the amount by which $2.66 is greater than the exercise price of the relevant Option. Any holder of Options that are not purchased by the Corporation for cancellation, and any holder of Warrants or other rights or securities entitling the beneficiary or holder thereof to receive or acquire Shares, who wishes to accept the Lonmin Offer should, to the extent permitted by the terms thereof and applicable law, make the necessary arrangements to fully exercise such Options, Warrants or other rights or securities, as applicable, prior to the Expiry Date in order to obtain a certificate representing Shares and deposit such Shares in accordance with the Lonmin Offer.

Pursuant to the Pre-Acquisition Agreement, the Corporation has agreed, prior to the Take-up Date, to cause the time for the exercise of all outstanding Options, and the time for the fulfilment of any conditions or restrictions of such exercise, to be accelerated to immediately after the Take-up Date. Further, if the Offeror takes up and pays for Shares under the Lonmin Offer, the Offeror currently intends to implement a Subsequent Acquisition Transaction that will be structured in a manner to cause the SouthernEra Warrants, in relation to the right to acquire Shares, to be exercisable for a class of redeemable and retractable preferred shares of the Corporation that shall have a redemption value equal to $2.66 per share, or to take such other action as may be available to cause the SouthernEra Warrants and any other Convertible Securities to be cancelled.

SUBSEQUENT ACQUISITION TRANSACTION

Under the Pre-Acquisition Agreement, if the Offeror takes up and pays for Shares, the Corporation shall use its best efforts to enable the Offeror to acquire the balance of Shares as soon as practicable after completion of the Lonmin Offer by way of a Compulsory Acquisition or a Subsequent Acquisition Transaction.

NO MATERIAL CHANGES

Directors and senior officers of the Corporation are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of the Corporation since December 31, 2004, being the date of the last published audited consolidated financial statements of the Corporation, except as set forth in material change reports filed with Canadian securities regulatory authorities since such date and which are available at *www.sedar.com* and are incorporated herein by reference.

OTHER INFORMATION

Except as disclosed in this Directors' Circular, there is no information that is known to the directors of the Corporation which would reasonably be expected to affect the decision of the Shareholders to accept or reject the Lonmin Offer.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides security holders of the Corporation with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult their lawyer. The rights summarized above are in addition to and without derogation from any other rights a holder of securities may have.

APPROVAL OF DIRECTORS' CIRCULAR

The contents of this Directors' Circular and the delivery thereof have been approved and authorized by the Board of Directors.

CONSENT OF FINANCIAL ADVISOR

April 14, 2005

To the Directors of Southern Platinum Corp. (the "Corporation"):

In connection with the offer dated April 14, 2005 (the "Lonmin Offer") made by Lonmin Investments Canada Inc. to acquire all of the issued and outstanding common shares of the Corporation (the "Shares"), attached is our opinion letter dated March 21, 2005 with respect to the fairness of the consideration under the Lonmin Offer from a financial point of view to the holders of the Shares.

In that regard, we hereby consent to the reference to, and the summary of, our opinion letter in the Directors' Circular dated April 14, 2005 of the Corporation relating to the Lonmin Offer and to the inclusion of a copy of our opinion letter in the Directors' Circular.

Yours very truly,

(Signed) RBC DOMINION SECURITIES INC.

CERTIFICATE

April 14, 2005

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or market price of the Shares subject to the Lonmin Offer within the meaning of the *Securities Act* (Québec).

On behalf of the Board of Directors

By: (signed) Christopher Jennings
Director

By: (signed) Thomas Dawson
Director

APPENDIX "A"

GLOSSARY

In this Directors' Circular, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below.

"Acquisition Proposal" means any proposal or offer made by any person (other than the Offeror) with respect to (i) any merger, amalgamation, arrangement, share exchange, take-over bid, recapitalization, liquidation, dissolution, reorganization, business combination or any similar transaction involving the Corporation or any of its subsidiaries; (ii) the acquisition in any manner, directly or indirectly, by any person (or group of persons acting jointly or in concert) of material assets of the Corporation or any of its subsidiaries (or any lease, long-term supply agreement or other arrangement having a similar economic effect to the purchase or sale of assets) out of the ordinary course of business; (iii) the acquisition in any manner, directly or indirectly, by any person (or group of persons acting jointly or in concert) of beneficial or registered ownership of any Shares or Convertible Securities which could have the effect of such person (or group of persons acting jointly or in concert) acquiring or beneficially owning or exercising control or direction over (in a single transaction or a series of related transactions) more than 10% of the issued and outstanding Shares; or (iv) any sale of treasury shares of the Corporation or any subsidiary or securities convertible, exercisable or exchangeable for such treasury shares which exceed 10% of the issued and outstanding Shares in a single transaction or a series of related transactions.

"Bank Syndicate" means the South African bankers to Messina Platinum Mines Limited acting as a consortium, of which the lead bank is Rand Merchant Bank, a division of FirstRand Bank Limited.

"Board of Directors" or **"Board"** means the Board of Directors of the Corporation.

"Business Day" means any day, other than a Saturday, Sunday or other statutory or civic holiday in Toronto, Ontario or London, England.

"CBCA" means the *Canada Business Corporations Act*, as amended.

"Compulsory Acquisition" has the meaning set forth under the heading "Acquisition of Shares Not Deposited — Compulsory Acquisition" in the Offering Circular.

"Convertible Securities" means Options, Warrants and any other rights or securities entitling the beneficiary or holder thereof to receive or acquire Shares.

"Corporation" means Southern Platinum Corp., a corporation existing under the CBCA.

"Credit Arrangements" means the banking and financing facilities granted to Messina Limited by the Bank Syndicate.

"Directors' Circular" means this directors' circular of the Board of Directors relating to the Lonmin Offer.

"Expiry Time" means 5:00 p.m. (Toronto time) on May 20, 2005, or such later time and date as may be fixed by the Offeror from time to time pursuant to the Pre-Acquisition Agreement.

"Fairness Opinion" means the opinion of RBC dated March 21, 2005 to the Special Committee and the Board of Directors as to the fairness, from a financial point of view, to the Shareholders of the consideration offered under the Lonmin Offer, a copy of which is attached to this Directors' Circular as Appendix "B".

"FMC" means Fraser Milner Casgrain LLP.

"Governmental Entity" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, securities regulator, stock exchange, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (d) any regulatory agencies or organizations.

"Law" or "Laws" means all laws, by-laws, statutes, rules, regulations, orders, rulings, ordinances, codes, judgments, decrees, and the terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity, and the term "applicable" with respect to such Law, and in a context that refers to one or more parties, means

such Laws as are applicable to such party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the party or parties or its or their business, undertaking, property or securities.

"Letter of Transmittal" means the applicable letter(s) of transmittal form(s) to be used in connection with the Lonmin Offer, sent by the Offeror to Shareholders, with the Lonmin Offer and the Offering Circular or separately, and described in the Offering Circular at Section 2 under the heading "Manner of Acceptance".

"Lock-up Agreements" means the lock-up agreements dated as of March 22, 2005 between the Offeror and each of the Locked-up Shareholders, respectively, pursuant to which each Locked-up Shareholder has agreed to deposit under the Lonmin Offer the Shares held by him and not to withdraw such Shares except in limited circumstances; and **"Lock-up Agreement"** means any of them.

"Locked-up Shareholders" means each of the directors and officers of the Corporation holding Shares, being Christopher Jennings, Thomas Dawson, Patrick Evans, Philip Martin, Louis Fox, Alasdair MacPhee, Howard Bird and Christopher Reynolds, who have executed the Lock-up Agreements.

"Lonmin" means Lonmin Plc, a corporation existing under the laws of England and Wales.

"Lonmin Offer" means the offer made by the Offeror to acquire the outstanding Shares for cash consideration of $2.66 per Share dated April 14, 2005, all as described in the Offering Circular.

"material" means a fact, asset, liability, transaction or circumstance concerning the business, operations, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation, regulatory proceedings or investigations or otherwise), capitalization, financial condition, licences, permits, rights or working capital position of the Corporation and its subsidiaries taken as a whole, that would reasonably be considered important to a prudent investor in making an investment decision with respect to the Corporation, or that would prevent or materially delay the completion of the Lonmin Offer.

"material fact" has the meaning ascribed thereto in the *Securities Act* (Ontario).

"Minimum Condition" means, at the Expiry Time and at the time the Offeror first takes up and pays for Shares under the Offer, there being validly deposited under the Offer and not withdrawn a number of Shares which constitutes at least: (i) 66⅔% of the outstanding Shares (calculated on a fully-diluted basis), other than Shares owned at the date of the Offer by the Offeror, its associates and affiliates; and (ii) a majority of the outstanding Shares which are held by persons whose Shares may be included as part of the minority approval of a Subsequent Acquisition Transaction, as described in Section 4 of the Offer, "Conditions of the Offer".

"Notice of Guaranteed Delivery" means the applicable notice(s) of guaranteed delivery to be used in connection with the Lonmin Offer, sent by the Offeror to Shareholders, with the Offer and the Offering Circular or separately, and described in Section 2 of the Offering Circular under the heading "Manner of Acceptance".

"Offering Circular" means the Lonmin Offer together with the take-over bid circular of the Offeror dated April 14, 2005.

"Offeror" means Lonmin Investments Canada Inc. (formerly 6360807 Canada Inc.), a wholly-owned subsidiary of Lonmin and a corporation existing under the CBCA.

"Options" means options to acquire Shares.

"person" includes an individual, partnership, association, limited liability company, joint venture, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

"PGMs" means platinum group metals.

"Pre-Acquisition Agreement" means the pre-acquisition agreement dated March 22, 2005 between the Corporation, Lonmin and the Offeror relating to the Lonmin Offer.

"RBC" means RBC Dominion Securities Inc., a member company of RBC Capital Markets, financial advisor to the Special Committee and the Board of Directors.

"Reorganization" means the reorganization of SouthernEra by way of a plan of arrangement, which became effective on September 1, 2004, as further described under the heading "The Corporation" in this Directors' Circular.

"Rights Plan" means the Shareholder Rights Plan of the Corporation approved by the shareholders of the Corporation on July 27, 2004.

"RMB Warrants" means the warrants issued to Rand Merchant Bank, on behalf of the Bank Syndicate, and disclosed under the heading "The Corporation" in this Directors' Circular.

"Shares" means the outstanding common shares in the capital of the Corporation.

"Shareholder" means a holder of Shares.

"SouthernEra" means SouthernEra Diamonds Inc., formerly named "SouthernEra Resources Limited" prior to the Reorganization.

"SouthernEra Warrants" means warrants to acquire shares in the capital of SouthernEra pursuant to that certain warrant indenture made between SouthernEra and Computershare Trust Company of Canada dated November 17, 2003, as amended to include rights to shares of the Corporation by supplemental warrant indenture made between SouthernEra, the Corporation and Computershare Trust Company of Canada dated September 1, 2004.

"Special Committee" means the special committee of the Board of Directors consisting of Thomas Dawson (as Chair), Philip Martin and Louis Fox (with effect from February 2, 2005).

"Subsequent Acquisition Transaction" has the meaning set forth in the Offering Circular.

"subsidiary" means with respect to any specified person: (i) any corporation, association or other business entity controlled, directly or indirectly, by that person or one or more of the other subsidiaries of that person (or a combination thereof); and (ii) any partnership (a) the sole general partner or the managing general partner of which is such person or a subsidiary of such person or (b) the only general partners of which are that person or one or more subsidiaries of that person (or any combination thereof).

"Superior Proposal" means an unsolicited *bona fide* written Acquisition Proposal for which adequate financial arrangements have been made, which the Board of Directors determines, in good faith after receipt of a written opinion from its financial advisor, would, if consummated in accordance with its terms, result in a price per Share higher than that offered by the Offeror payable either in cash or in a marketable security listed on a major stock exchange, or any combination thereof.

"Take-up Date" means the date on which the Offeror first takes up and pays for any Shares pursuant to the Lonmin Offer.

"Transaction" means the acquisition of the Corporation by the Offeror pursuant to the Lonmin Offer and the Compulsory Acquisition or Subsequent Acquisition Transaction, and includes the other transactions contemplated by the Pre-Acquisition Agreement.

"TSX" means the Toronto Stock Exchange.

"Share Option Plan" means, collectively, the share option plans of the Corporation, as amended.

"Warrants" means the warrants providing the rights to acquire common shares in the capital of the Corporation, including the warrants described under the heading "The Corporation" in this Directors' Circular.

APPENDIX "B"


RBC
Capital
Markets

RBC Dominion Securities
P.O. Box 50
Royal Bank Plaza
Toronto, Ontario M5J 2W7
Telephone: (416) 842-2000

FAIRNESS OPINION

March 21, 2005

The Special Committee of the Board of Directors and The Board of Directors
Southern Platinum Corp.
220 Bay Street, 14th Floor
Toronto, Ontario M5J 2W4

To the Special Committee and the Board:

RBC Dominion Securities Inc. (''RBC''), a member company of RBC Capital Markets, understands that Southern Platinum Corporation (the ''Company'') and Lonmin Plc (''Lonmin'') plan to enter into an agreement to be dated March 22, 2005 (the ''Pre-Acquisition Agreement'') pursuant to which Lonmin Investments Canada Inc., a wholly-owned subsidiary of Lonmin, will offer to acquire (the ''Offer'') all of the issued and outstanding common shares (the ''Shares'') of the Company, including Shares which may become issued and outstanding pursuant to the exercise of outstanding options or warrants or pursuant to any other rights or securities entitling the beneficiary or holder thereof to receive or acquire Shares, for cash consideration of C$2.66 per Share. The terms of the Offer will be more fully described in a take-over bid circular, which will be mailed to the holders of the Shares (the ''Shareholders'') of the Company in connection with the Offer.

RBC understands that each of the directors and officers of the Company holding Shares has agreed to deposit the Shares held by him under the Offer (representing in the aggregate approximately 2% of the issued and outstanding Shares), and to not withdraw those Shares except in limited circumstances, pursuant to lock-up agreements to be dated as of March 22, 2005, entered into by Lonmin and individually by each of such directors and officers (the ''Lock-up Agreements'').

RBC also understands that a committee (the ''Special Committee'') of the board of directors (the ''Board'') of the Company who are independent directors of the Board has been constituted to consider the Offer and make recommendations thereon to the Board. The Company has retained RBC to provide advice and assistance to the Company, the Special Committee and the Board in evaluating the Offer, including the preparation and delivery to the Special Committee and the Board of RBC's opinion as to the fairness of the consideration under the Offer from a financial point of view to the Shareholders (the ''Fairness Opinion''). The Fairness Opinion has been prepared in accordance with the guidelines of the Investment Dealers Association of Canada. RBC has not prepared a valuation of the Company or any of its securities or assets and the Fairness Opinion should not be construed as such.

All dollar amounts herein are expressed in U.S. dollars, unless stated otherwise.

Engagement

The Company initially contacted RBC regarding a potential advisory assignment in September 2004 and RBC was formally engaged by the Company through an agreement between the Company and RBC (the ''Engagement Agreement'') dated October 20, 2004, as amended. The Engagement Agreement provides the terms upon which RBC has agreed to act as the Company's exclusive financial advisor in connection with: (i) providing financial advice regarding any solicited or unsolicited take-over bid, merger proposal or amalgamation proposal and regarding any possible responses thereto; (ii) assisting the Company in developing, evaluating and, if deemed advisable by the Company, implementing value enhancing transaction alternatives for the Company; (iii) soliciting, if requested by the Company and other than through a public offering, an investment in the Company, Messina Limited (''Messina''), a 91.5% owned publicly listed subsidiary of the Company, or Messina Platinum Mines Limited (''Messina Platinum''), a

wholly-owned subsidiary of Messina; and (iv) assisting the Company in developing, evaluating and, if deemed advisable by the Company, implementing a sale or merger of the Company or any of the Company's assets or businesses. The Engagement Agreement provides the terms upon which RBC has agreed to provide the Fairness Opinion. The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services as financial advisor, including fees on delivery of its Fairness Opinion and fees that are contingent on a change of control of the Company or certain other events. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the directors' circular to be mailed to the Shareholders and to the filing thereof, as necessary, by the Company with securities regulatory authorities.

Relationship With Interested Parties

Neither RBC nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Ontario)) of the Company, Messina, Lonmin or any of their respective associates or affiliates. RBC has not been engaged to provide any financial advisory services nor has it participated in any financing involving the Company, Messina, Lonmin or any of their respective associates or affiliates, within the past two years, other than the services provided under the Engagement Agreement and as described herein. In November 2003, RBC acted as bookrunner for a C$77.1 million common equity offering for SouthernEra Resources Limited (''SouthernEra''), the owner of the assets of the Company prior to the reorganization of SouthernEra in September 2004, as described below. There are no understandings, agreements or commitments between RBC and the Company, Messina, Lonmin or any of their respective associates or affiliates with respect to any future business dealings. RBC may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company, Messina, Lonmin or any of their respective associates or affiliates.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, Messina, Lonmin or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Messina, Lonmin or the Offer.

Credentials of RBC Capital Markets

RBC is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1. the most recent draft, dated March 21, 2005, of the Pre-Acquisition Agreement;
2. the most recent draft, dated March 21, 2005, of the Lock-up Agreements;
3. draft financial statements of the Company for the year ended December 31, 2004;
4. audited financial statements of SouthernEra for each of the two years ended December 31, 2002 and 2003;
5. audited financial statements of Messina for each of the two years ended December 31, 2002 and 2003;
6. the internal monthly financial results for each of Messina and Messina Platinum prepared by management of the Company for the months ended January 31, 2005 and February 28, 2005;
7. the internal annual financial results for each of Messina and Messina Platinum prepared by management of the Company for the year ended December 31, 2004;
8. the unaudited interim report of the Company for the quarter ended September 30, 2004;

9. the unaudited interim report of SouthernEra for each of the quarters ended March 31, 2004 and June 30, 2004;
10. the unaudited interim report of Messina for the six months ended June 30, 2004;
11. annual reports of SouthernEra for each of the two years ended December 31, 2002 and 2003;
12. annual reports of Messina for each of the two years ended December 31, 2002 and 2003;
13. draft annual report of Messina for the year ended December 31, 2004;
14. the Notice of Annual and Special Meeting and Management Information Circular of SouthernEra dated June 29, 2004 for the year ended December 31, 2003 and describing the plan of arrangement whereby SouthernEra was reorganized into the Company and SouthernEra Diamonds Inc. (the ''Reorganization'');
15. the Notice of Annual and Special Meeting and Management Information Circular of SouthernEra dated April 10, 2003;
16. annual information forms of SouthernEra for each of the two years ended December 31, 2002 and 2003;
17. general manager's reports of Messina Platinum for each of the months October 2004, November 2004, December 2004 and January 2005;
18. general manager's reports of Messina Platinum for each of the quarters ended March 31, 2003, June 30, 2003, September 30, 2003, December 31, 2003, March 31, 2004, June 30, 2004, September 30, 2004 and December 31, 2004;
19. general manager's reports of Messina Platinum for each of the two years ended December 31, 2002 and 2003;
20. the Board-approved 2005 Business Plan for the Company for the forecast period 2005 to 2009 (the ''2005 Business Plan'');
21. the 2005 Business Plan for the Voorspoed Shaft of Messina Platinum for the forecast period 2005 to 2009 (the ''Voorspoed Business Plan'' and referred to as ''Phase 1'' of the development of the Messina Platinum Project);
22. unaudited financial projections for Phase 1 prepared by management of the Company for the period January 1, 2005 through December 31, 2035 (the ''Phase 1 Forecast'');
23. unaudited financial projections for Messina Platinum development stage asset Dwaalkop and Doornvlei (collectively ''Phase 2'') prepared by management of the Company for the period January 1, 2005 through December 31, 2028 (the ''Phase 2 Forecast'');
24. the report (the ''Venmyn Report'') of Venmyn Rand (Pty) Limited (''Venmyn'') dated as at June 14, 2004 which provides an independent valuation of SouthernEra's platinum, gold and diamond exploration and mining assets in Africa for the purpose of determining the proportional division of these assets between the Company and SouthernEra in connection with the Reorganization;
25. the draft report of SRK Consulting Engineers and Scientists dated December 2004 regarding the independent bankable feasibility study for Phase 2;
26. discussions with senior management of each of the Company and Messina;
27. discussions with the Company's legal counsel;
28. discussions with Rand Merchant Bank, lead agent for Messina's lending syndicate;
29. site visits to certain of the Company's and Messina's facilities;
30. public information relating to the business, operations, financial performance and stock trading history of the Company, Messina and Lonmin, and other selected public companies considered by us to be relevant;
31. public information with respect to other transactions of a comparable nature considered by us to be relevant;
32. public information regarding the platinum group metals (''PGM'') industry;
33. representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

34. such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not, to the best of its knowledge, been denied access by the Company to any information requested by RBC. As the auditors of the Company declined to permit RBC to rely upon information provided by them as part of any due diligence review, RBC did not meet with the auditors of the Company and has assumed the accuracy and fair presentation of and relied upon the audited financial statements of the Company and the reports of the auditors thereon.

Prior Valuations

The Company has represented to RBC that there have not been any prior valuations (as defined in Ontario Securities Commission Rule 61-501) of the Company or its material assets or its securities in the past twenty-four month period other than as disclosed below.

As part of the Reorganization, SouthernEra retained Venmyn to perform an independent valuation of SouthernEra's platinum, gold and diamond mining and exploration assets for the purpose of determining the proportional division of these assets between the Company and SouthernEra. Venmyn valued SouthernEra's assets as at March 31, 2004 using a number of different valuation methods, selected according to the development stage of each asset. Valuation methods used by Venmyn included the prospectivity enhancement multiplier, the comparative value method and the life of mine discounted cash flow method. Based on these valuation methodologies and various other assumptions for platinum and palladium prices, discount rates and foreign currency exchange rates, Venmyn's valuation concluded that the enterprise value attributable to the Company was $208.5 million, assuming 73.06% ownership of Messina (or, as derived by RBC, $252.7 million on a 91.5% ownership adjusted basis given the Company's acquisition of an additional ownership interest in Messina subsequent to the date of the Venmyn Report). RBC reviewed the Venmyn Report but did not rely on it for the purpose of RBC's assessment as to the fairness, from a financial point of view, of the Offer. Venmyn's valuation date is approximately 12 months prior to the date of the Fairness Opinion. The values determined by Venmyn were based on assumptions as to the future financial performance of the Company and Messina and market and business conditions that RBC does not believe to be reasonable in the current environment.

Assumptions and Limitations

With the Special Committee's approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company, Messina and their respective consultants and advisors (collectively, the ''Information''). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior officers of the Company, on behalf of the Company, have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company or any of its subsidiaries (as such term is defined in the *Securities Act* (Ontario)) or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the date the Information was provided to RBC, and is at the date hereof, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Offer and did not and does not omit to state a material fact in respect of the Company, its subsidiaries or the Offer necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Offer will be met.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Company. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Offer.

The Fairness Opinion has been provided for the use of the Special Committee and the Board and may not be used by any other person or relied upon by any other person other than the Special Committee and the Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion that may come or be brought to RBC's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any Shareholder as to whether to tender his or her Shares to the Offer.

Overview of the Company

Effective September 1, 2004, SouthernEra completed the Reorganization pursuant to which its diamond business continued to be operated by SouthernEra, which was renamed SouthernEra Diamonds Inc., while its platinum and gold businesses were thereafter carried on by a new public company, being the Company.

The Company is an independent producer, developer and explorer of PGM assets. The Company's primary asset is the Messina Platinum Project, located on the Eastern Limb of the Bushveld Igneous Complex in South Africa. The Messina Platinum Project is primarily made up of Phase 1, Voorspoed, the Company's only operating asset, and Phase 2, the development stage asset consisting of Doornvlei and Dwaalkop. The Company holds a 91.5% interest in Voorspoed and Doornvlei through its interest in Messina and a 50% interest in Dwaalkop through its 50% interest in the Dwaalkop Joint Venture with Mvelaphanda Resources Limited. The Messina lease area has a strike length of 23 kilometres with attributable PGM resources of approximately 20 million ounces (5PGE+Au).

In addition, the Company owns the following exploration and development stage assets: 85% of the Millenium Platinum Project in South Africa, 100% of the Paradise Platinum Project in South Africa and 95% of the Monts de Cristal Platinum Project in Gabon. In total, the Company has attributable PGM resources of approximately 24 million ounces (5PGE+Au).

For the 12 months ended September 30, 2004, the Company generated revenue of $36.0 million and a net loss of $32.0 million. As at September 30, 2004, the Company had total assets of $226.1 million, cash of $12.8 million and debt of $58.3 million.

Overview of Lonmin

Lonmin is the third largest primary producer of platinum in the world, producing over 900,000 ounces of platinum and a similar number of ounces of other PGMs such as palladium and rhodium. Lonmin is the lowest cost integrated producer on South Africa's Bushveld Igneous Complex.

In September 2004, Lonmin entered into a transaction under which its Black Economic Empowerment partner, Incwala Resources (Pty) Limited, purchased an 18% stake in Lonmin's two operating subsidiaries, and Lonmin's interest in these companies rose from 73% to 82%.

For the year ended September 30, 2004, Lonmin generated revenue of $1.0 billion and net income of $195 million. These figures compare to revenue of $779 million and net income of $74 million for the year ended September 30, 2003. Lonmin had cash and investments of $25 million and debt of $291 million as at September 30, 2004. Lonmin has a current market capitalization of approximately $2.8 billion.

Fairness Analysis

Approach to Fairness

In considering the fairness of the consideration under the Offer from a financial point of view to the Shareholders, RBC principally considered and relied upon the following approaches: (i) a net asset value (''NAV'') analysis, (ii) a precedent transactions analysis, (iii) a comparison of the consideration offered under the Offer to the recent market trading prices of the Shares and (iv) a review of the process conducted by RBC on behalf of the Company to solicit interest in an investment in the Company and/or Messina or other financing alternative (the ''Investment Process'').

RBC also reviewed trading multiples of public PGM companies from the perspective of whether a public market value analysis might exceed NAV or precedent transaction values. However, RBC concluded that public company trading multiples implied values that were below NAV and precedent transaction values. Given the foregoing and that public company values generally reflect minority discount values rather than ''en bloc'' values, RBC did not rely on this methodology.

Net Asset Value Analysis

The NAV approach allows for the separate assessment of all assets and liabilities on a proportionate ownership basis in the manner most appropriate to the nature of the particular asset or liability. The NAV analysis incorporates the use of the discounted cash flow (''DCF'') analysis to determine the value of operating assets. Adjustments are made for balance sheet items and the value of non-operating assets or investments. These adjustments are either added to or subtracted from the DCF values to arrive at the NAV for the Company.

In conducting the NAV analysis, RBC distinguished between the operating and exploration and development stage assets of the Company. With respect to the Phase 1 operating asset, RBC relied on a life of mine DCF analysis. With respect to Phase 2 and other exploration and development stage assets, RBC relied on both DCF, where applicable, and precedent transactions methodologies.

Discounted Cash Flow Analysis

The DCF approach takes into account the amount, timing and relative certainty of projected unlevered free cash flows expected to be generated by the mine over its life. The DCF approach requires that certain assumptions be made regarding, among other things, future cash flows and discount rates applied to those future cash flows. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used.

Assumptions

For Phase 1, RBC performed a life of mine DCF analysis based on projected unlevered, after-tax free cash flows in Rand for the years ending December 31, 2005 through December 31, 2035. As a basis for the development of the projected future cash flows, RBC reviewed the 2005 Business Plan, the Voorspoed Business Plan and the Phase 1 Forecast. RBC developed its own base case scenario (the ''RBC Phase 1 Case'') for the purpose of the DCF analysis, formed independently with the benefit of understanding the assumptions behind the 2005 Business Plan, the Voorspoed Business Plan and the Phase 1 Forecast.

For Phase 2, RBC performed a life of mine DCF analysis based on projected unlevered, after-tax free cash flows in Rand for the years ending December 31, 2005 through December 31, 2028. As a basis for the development of the projected future cash flows, RBC reviewed the 2005 Business Plan and the Phase 2 Forecast. RBC developed its own base case scenario (the ''RBC Phase 2 Case'') for the purpose of the DCF analysis, formed independently with the benefit of understanding the assumptions behind the 2005 Business Plan and the Phase 2 Forecast. For the purpose of the analysis, RBC assumed that the Company's ownership in Phase 2 is 69% based on ounces of PGMs contributed from its ownership interests in Doornvlei and Dwaalkop.

RBC generally accepted the Company's assumptions in deriving both the RBC Phase 1 Case and the RBC Phase 2 Case except with respect to commodity prices and foreign currency exchange rates in which case RBC reviewed commercially available third-party forecasts, consensus estimates from certain equity research analysts and internal RBC estimates. RBC relied predominantly on equity research analyst consensus estimates which were different from the Company's estimates. The major assumptions used in both the RBC Phase 1 Case and the RBC Phase 2 Case for the forecast period 2005 to 2009 are provided below. RBC assumed that long-term values for commodity prices and foreign currency exchanges rates remained fixed at 2009 levels.

	Years Ending December 31,				
	2005E	2006E	2007E	2008E	2009E
Platinum Price ($/oz)	820	774	727	708	702
Palladium Price ($/oz)	227	250	271	299	299
Nickel Price ($/lb)	6.26	5.22	4.09	3.78	3.78
ZAR/$ FX Rate	6.00	6.50	7.00	7.00	7.00

Note: As relates to foreign currency spot rates, RBC assumed a ZAR/$ FX rate of 6.12 and a C$/$ FX rate of 1.21.

A summary of the RBC Phase 1 Case and RBC Phase 2 Case free cash flow forecasts in Rand are provided in Appendices A and B, respectively.

Sensitivity Analysis

In completing the life of mine DCF analyses, RBC did not rely on any single series of projected future cash flows but performed a variety of sensitivity analyses using the RBC Phase 1 Case and RBC Phase 2 Case free cash flows. Variables sensitized included production volumes, commodity prices, foreign currency exchange rates and discount rates. The results of these sensitivity analyses are reflected in our judgment as to the fairness of the consideration under the Offer from a financial point of view.

Discount Rates

RBC selected a range of discount rates between 6% and 8% to apply to the free cash flow forecasts for Phase 1 and between 8% and 10% to apply to the free cash flow forecasts for Phase 2. RBC believes that these ranges of discount rates reflect the risk inherent in the Company's assets based on the financial and operating challenges currently faced. RBC also believes that these ranges are representative of those used by financial and industry participants in evaluating assets of this nature.

Precedent Transactions Analysis

RBC reviewed the available public information with respect to precedent exploration and development stage asset transactions in the PGM industry. For the purposes of its analysis, RBC determined that the transactions set forth below are most comparable to Phase 2 and the Company's other exploration and development stage assets. In making its determination, RBC considered the characteristics of the assets involved in the following transactions, including, among other things, size, geographic location and stage of development. The primary criterion used in analyzing these transactions is adjusted price paid per ounce of resource.

Announcement Date	Acquiror	Target	Rand	Platinum Price	Adj. Price Paid[1]	Resources	Adj. Price Paid[1]/ Ounce of Resource
			(ZAR/$)	($/oz)	($mm)	(mm oz)	($/oz)
February 2004	Mvelaphanda Resources	50% of Booysendal[1]	6.62	848	94.6	124.4	0.76
January 2004	Anooraq Resources	50% of Ga-Phasha Project (Pelawan)[1]	7.11	862	376.8	65.4	5.76
June 2000	Impala Platinum	Platexco	6.95	567	126.1	23.2	5.43

(1) Adjusted price paid equals equity price paid plus debt less cash. Equity price paid has been grossed up to reflect an acquisition of the entire project.

In applying the precedent transactions methodology to the assessment of the exploration and development stage assets, RBC utilized adjusted price paid per ounce of resource multiples which were consistent with the above transactions.

Other Items

In arriving at a gross asset value under the NAV analysis, RBC accounted for the net effect of unallocated corporate general and administrative expenses incurred by the Company and annual management fees received from Messina. In order to arrive at a net asset value from the gross asset value, RBC made adjustments for the Company's cash and debt balances as at March 15, 2005.

Summary of Net Asset Value Analysis

The NAV approach, including taking into account sensitivity analyses as described above, generates results that are consistent with the consideration per Share proposed under the Offer.

Precedent Transactions Analysis

With respect to the Company as a whole, RBC reviewed the available public information with respect to recent transactions involving PGM companies with operating assets. For the purposes of its analysis, RBC determined that the transactions set forth below are the most comparable to the Offer. The primary criterion used in analyzing these transactions is adjusted price paid per ounce of resource.

Announcement Date	Acquiror	Target	Rand	Platinum Price	Adj. Price Paid(1)	Resources	Adj. Price Paid(1)/ Ounce of Resource
			(ZAR/$)	($/oz)	($mm)	(mm oz)	($/oz)
March 2004	Salene Platinum Consortium	83% of Barplats Investments (Impala Platinum)	6.55	896	71.1	80.2	0.89
June 2002	Aquarius Platinum	50% of ZCE Platinum	9.77	563	78.0	18.3	4.26

(1) Adjusted price paid equals equity price paid plus debt less cash. Equity price paid has been grossed up to reflect an acquisition of the entire project.

RBC calculated the adjusted price paid per ounce of resource implied by the consideration under the Offer to be $10.36 per ounce, which is higher than the multiples paid in the recent precedent transactions reviewed by RBC.

Following such review, RBC did not place significant emphasis on the precedent transactions approach for several reasons, including, among others: (i) few directly comparable precedent transactions exist, (ii) each such transaction is unique in terms of size, geographic location, stage of development of the target's assets and consideration, and (iii) each such transaction is impacted by factors including the point in the commodity cycle during which the transaction occurred and the point in the foreign exchange cycle during which the transaction occurred.

Recent Trading Levels of Shares

The price per Share under the Offer of C$2.66 represents a premium of 39.3% to the closing market price of C$1.91 per Share on November 23, 2004, the last trading day prior to the announcement on November 24, 2004 that the Company was in continuing discussions with its lenders to arrange the restructuring of the Messina project debt facility and that in parallel, the Company was in discussions with various other parties, including major platinum companies, on a wide range of alternatives to replace or eliminate its syndicated project debt facility. The premium offered under the Offer is within the range of average premiums for similar transactions over the past two years.

Investment Process

At the direction of the Special Committee and the Board and with input from management of the Company, RBC conducted the Investment Process. During the Investment Process, RBC contacted a number of mining companies, with a focus on PGM companies that were deemed to be the most logical interested parties. Interested parties who executed a confidentiality agreement were provided with limited non-public information regarding both the Company and Messina. Thereafter, RBC held discussions with and invited proposals from these interested parties. RBC believes that

all parties that expressed an interest in participating in the Investment Process and that were in a position to act expeditiously in the context of the Investment Process were provided with the opportunity to ascertain the value of the Company and to make a proposal. The consideration offered under the Offer represents the highest value available from the Investment Process.

Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration under the Offer is fair from a financial point of view to the Shareholders.

Yours very truly,

RBC Dominion Securities Inc.

RBC DOMINION SECURITIES INC.

Appendix A — RBC Phase 1 Case (at 91.5% interest)

	Years Ending December 31, (ZAR millions)															
	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E
Free Cash Flow																
Revenue	422.6	451.5	478.7	479.5	470.2	470.2	470.2	470.2	470.2	470.2	470.2	470.2	470.2	470.2	470.2	470.2
EBITDA	81.0	99.2	123.3	124.0	115.7	115.7	115.7	115.7	115.7	115.7	115.7	115.7	115.7	115.7	115.7	115.7
Unlevered Cash Taxes	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Capital Expenditure	(31.4)	(27.5)	(35.3)	(37.1)	(38.9)	(32.0)	(32.0)	(32.0)	(32.0)	(32.0)	(32.0)	(32.0)	(32.0)	(32.0)	(32.0)	(32.0)
Changes in Working Capital	(44.7)	(22.5)	(11.6)	(0.1)	1.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Free Cash Flow	4.9	49.2	76.4	86.8	78.1	83.7	83.7	83.7	83.7	83.7	83.7	83.7	83.7	83.7	83.7	83.7

	Years Ending December 31, (ZAR millions)														
	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
Free Cash Flow															
Revenue	470.2	470.2	470.2	470.2	470.2	470.2	470.2	470.2	470.2	470.2	316.9	198.6	198.6	38.6	0.0
EBITDA	115.7	115.7	115.7	115.7	115.7	115.7	115.7	115.7	115.7	115.7	73.3	40.6	40.6	7.9	0.0
Unlevered Cash Taxes	(22.7)	(25.1)	(25.1)	(25.1)	(25.1)	(25.1)	(25.1)	(25.1)	(25.1)	(25.1)	(15.4)	(7.9)	(7.9)	(1.5)	0.0
Capital Expenditure	(32.0)	(32.0)	(32.0)	(32.0)	(32.0)	(32.0)	(32.0)	(32.0)	(32.0)	(32.0)	(22.0)	(14.4)	(14.4)	(2.8)	0.0
Changes in Working Capital	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	14.2	11.0	0.0	13.8	3.3
Free Cash Flow	61.0	58.6	58.6	58.6	58.6	58.6	58.6	58.6	58.6	58.6	50.1	29.3	18.3	17.4	3.3

Appendix B — RBC Phase 2 Case (at 69.0% interest)

	Years Ending December 31,														
	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E
	(ZAR millions)														
Free Cash Flow															
Revenue	0.0	48.0	217.5	599.7	666.5	626.6	643.5	645.8	650.6	651.7	656.6	657.5	657.0	658.1	662.9
EBITDA	0.0	37.4	(10.5)	141.7	200.4	166.9	206.3	206.9	246.2	230.6	232.7	235.9	245.4	232.0	227.9
Unlevered Cash Taxes	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(42.5)	(41.3)	(51.0)	(48.8)
Capital Expenditure	(258.8)	(678.8)	(382.6)	(75.5)	(26.0)	(10.7)	(102.9)	(67.1)	(72.0)	(26.1)	(23.5)	(29.0)	(107.6)	(61.9)	(65.2)
Changes in Working Capital	0.0	(6.2)	(6.8)	(37.3)	(9.2)	5.4	(4.4)	(0.2)	(3.6)	1.3	(0.5)	(0.3)	(0.8)	1.1	0.0
Free Cash Flow	(258.8)	(647.6)	(399.9)	28.9	165.2	161.6	99.0	139.6	170.6	205.8	208.7	164.1	95.7	120.2	113.9

	Years Ending December 31,								
	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E
	(ZAR millions)								
Free Cash Flow									
Revenue	667.3	671.7	584.5	466.3	430.8	444.4	446.1	366.4	176.8
EBITDA	275.0	288.2	228.7	167.4	138.4	159.7	169.2	144.1	13.0
Unlevered Cash Taxes	(73.0)	(82.6)	(66.2)	(48.2)	(39.6)	(46.1)	(49.0)	(41.9)	(3.9)
Capital Expenditure	(31.8)	(12.9)	(7.9)	(6.6)	(6.4)	(6.1)	(5.9)	(4.4)	0.0
Changes in Working Capital	(4.2)	(1.4)	10.6	12.7	4.7	(2.7)	(0.9)	7.2	23.2
Free Cash Flow	166.0	191.3	165.2	125.3	97.1	104.8	113.4	105.0	32.3

Any questions and requests for assistance may be directed to Innisfree M&A Incorporated at the telephone number and location set out below:

Innisfree M&A Incorporated
501 Madison Avenue 20th Floor
New York, New York 10022

Toll Free (English): 1 (888) 750-5834
Toll Free (French): 1 (877) 750-9498
Banks and Brokers Call Collect: 1 (212) 750-5833

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with this document, you should consult your investment dealer, stockbroker, lawyer or other professional advisor. No securities regulatory authority in Canada or elsewhere has expressed an opinion about, or passed upon, the fairness or merits of the offer contained in this document or upon the adequacy of the information contained in this document, and it is an offence to claim otherwise.

April 14, 2005

OFFER TO PURCHASE FOR CASH

all of the issued and outstanding common shares of

SOUTHERN PLATINUM CORP.

at a price of

$2.66 in cash per common share

by

LONMIN INVESTMENTS CANADA INC.

a wholly-owned subsidiary of

LONMIN PLC

The offer made hereunder (the ''Offer'') by Lonmin Investments Canada Inc. (the ''Offeror''), a wholly-owned subsidiary of Lonmin Plc (''Lonmin''), to purchase all of the issued and outstanding common shares (the ''Shares'') in the capital of Southern Platinum Corp. (the ''Corporation''), including Shares which may become issued and outstanding pursuant to the exercise of outstanding options or warrants or pursuant to any other rights or securities entitling the beneficiary or holder thereof to receive or acquire Shares, will be open for acceptance until 5:00 p.m. (Toronto time) on May 20, 2005 (the ''Expiry Time''), unless withdrawn, extended or varied.

The board of directors of the Corporation has received advice from its financial advisor that the consideration under the Offer is fair from a financial point of view to the holders of the Shares (the "Shareholders"), and the board of directors of the Corporation has unanimously determined that the Offer is in the best interests of the Corporation and its Shareholders. The board of directors of the Corporation has unanimously recommended that Shareholders accept the Offer.

The Corporation, Lonmin and the Offeror have entered into a pre-acquisition agreement dated March 22, 2005 pursuant to which, subject to the conditions set forth therein, the Offeror has agreed to make the Offer and the Corporation has agreed to support the Offer. The Offeror has also entered into lock-up agreements dated as of March 22, 2005 with Christopher Jennings, Thomas Dawson, Patrick Evans, Philip Martin, Louis Fox, Alasdair MacPhee, Howard Bird and Christopher Reynolds, being all of the directors and officers of the Corporation holding Shares, pursuant to which each of those individuals has agreed to deposit under the Offer the Shares owned by him (representing in the aggregate approximately 2% of the issued and outstanding Shares), and not to withdraw those Shares except in limited circumstances.

The Offer is subject to certain conditions, including, without limitation, there having been validly deposited to the Offer and not withdrawn at the Expiry Time a minimum of 66⅔% of the outstanding Shares (on a fully diluted basis). This condition and the other conditions of the Offer are described in Section 4 of the Offer, ''Conditions of the Offer''.

(continued on next page)

The Dealer Manager for the Offer is:
BMO NESBITT BURNS INC.

In Canada:
BMO NESBITT BURNS INC.

In the United States:
HARRIS NESBITT CORP.

The Shares are listed and posted for trading on the Toronto Stock Exchange (the ''TSX'') under the symbol ''SPC''. On March 21, 2005, which was the last full day of trading prior to the announcement of the Offer, the closing price of the Shares on the TSX was $2.72. The consideration payable under the Offer is approximately 2% less than the March 21, 2005 closing price, but represents a premium of 39% to the closing price on November 23, 2004, being the last trading day prior to the Corporation's announcement that it was in continuing discussions with its lenders to arrange the restructuring of the Messina project debt facility and that, in parallel, the Corporation was in discussions with various other parties, including major platinum companies, on a wide range of alternatives to replace or eliminate its syndicated project debt facility.

Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on blue paper) or an originally signed facsimile thereof, and deposit it, together with the certificate or certificates representing the Shares in respect of which the Offer is being accepted, at or before the Expiry Time at the Toronto office of CIBC Mellon Trust Company (the ''Depositary'') specified in the Letter of Transmittal and in accordance with the instructions set out in the Letter of Transmittal. If the certificate or certificates representing the Shares in respect of which the Offer is being accepted are not available for deposit at or before the Expiry Time, a Shareholder may accept the Offer by complying with the procedures for guaranteed delivery described in Section 2 of the Offer, ''Time and Manner of Acceptance'' using the accompanying Notice of Guaranteed Delivery (printed on yellow paper). **Participants of CDS who wish to accept the Offer should contact such depositary with respect to the deposit of Shares under the Offer. Shareholders whose Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Shares under the Offer.**

The Offer is made only for the Shares (including Shares which may become issued and outstanding pursuant to the exercise of outstanding options or warrants or pursuant to any other rights or securities entitling the beneficiary or holder thereof to receive or acquire Shares) and not for any options or warrants or other rights or securities entitling the beneficiary or holder thereof to receive or to acquire Shares. The Corporation is permitted to make an offer to acquire for cancellation all options having an exercise price below $2.66 for an amount equal to the amount by which $2.66 is greater than the exercise price of the relevant option. Any holder of options that are not purchased by the Corporation for cancellation, and any holder of warrants or other rights or securities entitling the beneficiary or holder thereof to receive or acquire Shares, who wishes to accept the Offer should, to the extent permitted by the terms thereof and applicable law, make the necessary arrangements to fully exercise such options, warrants or other rights or securities, as applicable, prior to the Expiry Date in order to obtain a certificate representing Shares and deposit such Shares in accordance with the Offer.

Shareholders should be aware that the acceptance of the Offer might have tax consequences, both in Canada and in other jurisdictions, that may not be fully described herein. Shareholders are urged to consult their own tax advisors.

Questions and requests for assistance may be directed to Innisfree M&A Incorporated (the ''Information Agent''), BMO Nesbitt Burns Inc. and its U.S. affiliate, Harris Nesbitt Corp. (collectively, the ''Dealer Manager'') or to the Depositary. Shareholders may obtain additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery reasonably required, without charge, on request from the Information Agent, the Dealer Manager or from the Depositary at their respective addresses shown on the last page of this document.

The Offer and the Offering Circular do not constitute an offer to, or a solicitation of, any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits of Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

NOTICE TO NON-CANADIAN SHAREHOLDERS

The Offer is being made for the securities of a Canadian issuer and, while the Offer is subject to applicable disclosure requirements of Canada, securityholders should be aware that such requirements are different from those of the United States and other jurisdictions.

Shareholders should be aware that the acceptance of the Offer described herein may have tax consequences in Canada, the United States and other jurisdictions, which may not be fully described herein. See ''Certain Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada''. Shareholders are urged to consult their own tax advisors.

The enforcement by shareholders of civil liabilities under United States federal securities laws, or under the laws of another jurisdiction outside of Canada, may be affected adversely by the fact that the Offeror exists under the federal laws of Canada, that some of its officers and directors are residents of Canada, that some or all of the experts named in the Offer or Offering Circular are residents of Canada, and that all or a substantial portion of the assets of the Offeror and such persons may be located outside of the United States or such other jurisdictions.

Shareholders should be aware that, if permitted by applicable Law, the Offeror or its affiliates, directly or indirectly, might bid for or make purchases of Shares, or of related securities of the Corporation, during the period of the Offer. See Section 11 of the Offer, ''Market Purchases During the Offer Period''.

The Offer and the Offering Circular do not constitute an offer to, or a solicitation of, any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to shareholders in any such jurisdiction.

CURRENCY

All dollar references in the Offer and the Offering Circular are in Canadian dollars, unless otherwise indicated.

FORWARD LOOKING STATEMENTS

The Offering Circular includes forward-looking statements. All statements other than statements of historical fact included in the Offering Circular, including without limitation those under ''Purpose of the Offer and Plans for the Corporation'' and all statements regarding plans, objectives and expected performance, are forward-looking statements. These forward-looking statements have been based on current expectations and projections about future events, including numerous assumptions regarding present and future business strategies, operations, and the operating environment in the future. Forward-looking statements generally can be identified by the use of forward-looking terminology such as ''ambition'', ''may'', ''will'', ''expect'', ''intend'', ''estimate'', ''anticipate'', ''believe'', ''plan'', ''seek'' or ''continue'' or negative forms or variations of similar terminology.

Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors related to Lonmin, the Offeror and the Corporation, including, among other factors: (1) the risk that the businesses of Lonmin and the Corporation will not be integrated successfully; (2) material adverse changes in economic conditions generally or in relevant markets or industries in particular; (3) fluctuations in demand and pricing in the mineral resource industry and fluctuations in exchange rates; (4) future regulatory and legislative actions and conditions affecting Lonmin's and the Corporation's operating areas; (5) obtaining and retaining skilled workers and key executives; and (6) acts of war and terrorism.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in forward-looking statements. Given these risks, uncertainties, and assumptions, you are cautioned not to put undue reliance on any forward-looking statements. In addition, the inclusion of such forward-looking statements should under no circumstances be regarded as a representation by Lonmin or the Offeror that Lonmin or the Offeror will achieve any results set out in such statements or that the underlying assumptions used will in fact be the case.

TABLE OF CONTENTS

DEFINITIONS

In the Offer and the attached Offering Circular, unless otherwise indicated or the context requires otherwise, the following terms shall have the meanings set forth below:

"**affiliate**" and "**associate**" have the meanings set forth in the *Securities Act* (Ontario);

"**AMF**" means the Québec *Autorité des marchés financiers*;

"**Acquisition Proposal**" means any proposal or offer made by any person (other than the Offeror) with respect to (i) any merger, amalgamation, arrangement, share exchange, take-over bid, recapitalization, liquidation, dissolution, reorganization, business combination or any similar transaction involving the Corporation or any of its subsidiaries; (ii) the acquisition in any manner, directly or indirectly, by any person (or group of persons acting jointly or in concert) of material assets of the Corporation or any of its subsidiaries (or any lease, long-term supply agreement or other arrangement having a similar economic effect to the purchase or sale of assets) out of the ordinary course of business; (iii) the acquisition in any manner, directly or indirectly, by any person (or group of persons acting jointly or in concert) of beneficial or registered ownership of any Shares, Options or Convertible Securities which could have the effect of such person (or group of persons acting jointly or in concert) acquiring or beneficially owning or exercising control or direction over (in a single transaction or a series of related transactions) more than 10% of the issued and outstanding Shares; or (iv) any sale of treasury shares of the Corporation or any subsidiary or securities convertible, exercisable or exchangeable for such treasury shares which exceed 10% of the issued and outstanding Shares in a single transaction or a series of related transactions;

"**Bank Syndicate**" means the South African bankers to Messina Platinum Mines Limited acting as a consortium, of which the lead bank is Rand Merchant Bank, a division of FirstRand Bank Limited;

"**Business Day**" means any day, other than a Saturday, Sunday or a statutory or civic holiday in Toronto, Ontario or London, England;

"**CBCA**" means the *Canada Business Corporations Act*, as amended;

"**CDS**" means The Canadian Depositary for Securities Limited;

"**CRA**" means the Canada Revenue Agency;

"**Credit Arrangements**" means the banking and financing facilities granted to Messina Limited by the Bank Syndicate;

"**Compulsory Acquisition**" has the meaning set forth under the heading "Acquisition of Shares Not Deposited — Compulsory Acquisition" in the Offering Circular;

"**Convertible Securities**" means Options, Warrants and any other rights or securities entitling the beneficiary or holder thereof to receive or acquire Shares;

"**Corporation**" means Southern Platinum Corp., a corporation governed by the Laws of Canada;

"**Dealer Manager**" means, collectively, BMO Nesbitt Burns Inc. and Harris Nesbitt Corp., its U.S. affiliate;

"**Depositary**" means CIBC Mellon Trust Company, acting as the depositary for the Offer;

"**Directors' Circular**" means the circular of the SPC Board dated April 14, 2005;

"**Eligible Institution**" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the Medallion Signature Program (MSP); members of these programs are usually members of recognized stock exchanges in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States;

"**Expiry Time**" means 5:00 p.m. (Toronto time) on May 20, 2005, or such later time and date as may be fixed by the Offeror from time to time pursuant to Section 3 of the Offer;

"**fully diluted basis**" means, with respect to the number of Shares, such number calculated assuming that all Convertible Securities have been exercised;

"**Governmental Entity**" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, securities regulator, stock exchange, court, tribunal,

arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (d) any self regulatory agencies or organizations;

"ICA Minister" means the Minister responsible for the *Investment Canada Act*, as defined under the heading "Regulatory Approvals — Investment Canada Act" in the Offering Circular;

"Impala" means Impala Platinum Holdings Limited, the parent company of IRSPL;

"Impala Off-take Agreement" means the off-take agreement between Messina Platinum Mines Limited and IRSPL;

"Information Agent" means Innisfree M&A Incorporated, acting as information agent for the Offer;

"IRSPL" means Impala Refining Services (Proprietary) Limited;

"Law" or "Laws" means all laws, by-laws, statutes, rules, regulations, orders, rulings, ordinances, codes, judgments, decrees, and the terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity, and the term "applicable" with respect to such Laws, and in a context that refers to one or more parties, means such Laws as are applicable to such party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the party or parties or its or their business, undertaking, property or securities;

"Letter of Transmittal" means the applicable letter(s) of transmittal form(s) (printed on blue paper) to be used in connection with the Offer, sent by the Offeror to Shareholders, with the Offer and the Offering Circular or separately, and described in Section 2 of the Offer under the heading "Time and Manner of Acceptance";

"Lock-up Agreements" means the lock-up agreements dated as of March 22, 2005 between the Offeror and each of the Locked-up Shareholders, respectively, pursuant to which each Locked-up Shareholder has agreed to deposit under the Offer the Shares held by him and not to withdraw such Shares except in limited circumstances; and **"Lock-up Agreement"** means any of them;

"Locked-up Shareholders" means each of the directors and officers of the Corporation holding Shares, being Christopher Jennings, Thomas Dawson, Patrick Evans, Philip Martin, Louis Fox, Alasdair MacPhee, Howard Bird and Christopher Reynolds, who have executed the Lock-up Agreements;

"Lonmin" means Lonmin Plc, a corporation incorporated under the Laws of England and Wales;

"material" means a fact, asset, liability, transaction or circumstance concerning the business, operations, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation, regulatory proceedings or investigations or otherwise), capitalization, financial condition, licences, permits, rights or working capital position of the Corporation and its subsidiaries taken as a whole, that would reasonably be considered important to a prudent investor in making an investment decision with respect to the Corporation, or that would prevent or materially delay the completion of the Offer;

"material adverse effect" means, when used in connection with the Corporation, any change, effect, event, occurrence, circumstance, or state of facts that separately or taken together with any other change, effect, event, occurrence, circumstance or state of facts, is or would reasonably be expected to be material and adverse to the business, operations, assets, prospects or financial condition of the Corporation and its subsidiaries, taken as a whole, and includes any change, effect, event occurrence, circumstance or state of facts that would prevent, make illegal or materially delay or interfere with completion of the Offer, other than any change, effect, event or occurrence relating to the global economy or securities markets in general or resulting from changes in the price of platinum or platinum group metals, or relating to changes in currency exchange rates;

"material fact" has the meaning ascribed thereto in the *Securities Act* (Ontario);

"Minimum Condition" means, at the Expiry Time and at the time the Offeror first takes up and pays for Shares under the Offer, there being validly deposited under the Offer and not withdrawn a number of Shares which constitutes at least: (i) 66⅔% of the outstanding Shares (calculated on a fully-diluted basis), other than Shares owned at the date of the Offer by the Offeror, its associates and affiliates; and (ii) a majority of the outstanding Shares which are held by persons whose Shares may be included as part of the minority approval of a Subsequent Acquisition Transaction, as described in Section 4 of the Offer, "Conditions of the Offer";

"Notice of Guaranteed Delivery" means the applicable notice(s) of guaranteed delivery (printed on yellow paper) to be used in connection with the Offer, sent by the Offeror to Shareholders, with the Offer and the Offering Circular or separately, and described in Section 2 of the Offer under the heading "Time and Manner of Acceptance";

"Offer" means the offer to purchase Shares made hereby, the terms and conditions of which are set forth in the Offering Documents;

"Offeror's Notice" has the meaning set forth under the heading "Acquisition of Shares Not Deposited — Compulsory Acquisition" in the Offering Circular;

"Offeree" has the meaning set forth under the heading "Acquisition of Shares Not Deposited — Compulsory Acquisition" in the Offering Circular;

"Offering Circular" means the take-over bid circular of the Offeror attached hereto and provided to the Shareholders in respect of the Offer;

"Offering Documents" means the Offer, the Offering Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery;

"Offeror" means Lonmin Investments Canada Inc. (formerly 6360807 Canada Inc.), a wholly-owned subsidiary of Lonmin and a corporation governed by the Laws of Canada;

"Options" means options to acquire Shares;

"OSC" means the Ontario Securities Commission;

"OSC Rule 61-501" means Rule 61-501 — *Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions*, of the OSC;

"Other Securities" has the meaning set forth in Section 2 of the Offer, "Time and Manner of Acceptance";

"person" includes an individual, partnership, association, limited liability company, joint venture, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"PGMs" means platinum group metals;

"Policy Q-27" means Policy Statement Q-27 — *Protection of Minority Securityholders in the Course of Certain Transactions*, of the AMF;

"Pre-Acquisition Agreement" means the pre-acquisition agreement dated March 22, 2005 between the Corporation, Lonmin and the Offeror relating to the Offer;

"Purchased Shares" has the meaning set forth in Section 2 of the Offer, "Time and Manner of Acceptance";

"Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, determined to be necessary in connection with the transactions contemplated hereby, including without limitation any federal, provincial and state regulatory body or government office, any stock exchange or other regulatory authorities in Canada and the United States of America or elsewhere;

"Reorganization" means the reorganization of SouthernEra by way of a plan of arrangement, which became effective on September 1, 2004, as further described under the heading "The Corporation" in the Offering Circular;

"Rights" means the rights granted under the Rights Plan;

"Rights Plan" means the Shareholder Rights Plan of the Corporation approved by the shareholders of the Corporation on July 27, 2004 and described under the heading "Platinum Shareholder Rights Plan" in the Management Information Circular of SouthernEra dated June 29, 2004 in relation to the Reorganization and filed by SouthernEra with the Canadian securities regulatory authorities on the SEDAR website (www.sedar.com);

"RMB Warrants" means the warrants issued to Rand Merchant Bank on behalf of the Bank Syndicate and disclosed under the heading "The Corporation" in the Offering Circular;

"SA Competition Commission" means the South African Competition Commission, as defined under the heading "Regulatory Approvals — Competition Act (South Africa)" in the Offering Circular;

"SA Competition Tribunal" means the South African Competition Tribunal, as defined under the heading "Regulatory Approvals — Competition Act (South Africa)" in the Offering Circular;

"Securities Authorities" means the securities commission or securities regulatory authority in each Province of Canada;

"Securities Law" means the *Securities Act* (Ontario) and all other applicable securities Laws of the Provinces of Canada, including the respective regulations and rules made thereunder, together with all applicable policy statements of the relevant Securities Authorities;

"Shares" means the issued and outstanding common shares in the capital of the Corporation, including such shares which may become issued and outstanding pursuant to the exercise of any Convertible Securities;

"Shareholder" means a holder of Shares;

"Soliciting Dealers" means members of the Investment Dealer Association of Canada and members of the stock exchanges of Canada, if any, retained by the Dealer Manager to solicit acceptances of the Offer;

"SouthernEra" means SouthernEra Diamonds Inc., formerly named "SouthernEra Resources Limited" prior to the Reorganization;

"SouthernEra Warrants" means the warrants issued under the Warrant Indenture providing holders with the right to acquire one common share in the capital of SouthernEra and one common share in the capital of the Corporation at an exercise price of $10.00, allocated as to $2.00 and $8.00 respectively;

"SPC Board" means the board of directors of the Corporation;

"Special Committee" means the committee of independent directors of the SPC Board consisting of Tom Dawson, Louis Fox and Philip Martin;

"Subsequent Acquisition Transaction" has the meaning set forth under the heading "Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction" in the Offering Circular;

"subsidiary" means, with respect to a specified person, (i) any corporation, association or other business entity controlled, directly or indirectly, by that person or one or more of the other subsidiaries of that person (or a combination thereof); and (ii) any partnership (a) the sole general partner or the managing general partner of which is such person or a subsidiary of such person or (b) the only general partners of which are that person or one or more subsidiaries of that person (or any combination thereof);

"Superior Proposal" means an unsolicited *bona fide* written Acquisition Proposal for which adequate financial arrangements have been made, which the SPC Board determines, in good faith after receipt of a written opinion from its financial advisor, would, if consummated in accordance with its terms, result in a price per Share higher than that offered by the Offeror payable either in cash or in a marketable security listed on a major stock exchange, or any combination thereof;

"Take-up Date" means the date on which the Offeror first takes up and pays for any Shares pursuant to the Offer;

"Tax Act" means the *Income Tax Act* (Canada), as amended;

"TSX" means the Toronto Stock Exchange; and

"Warrant Indenture" means the Share Purchase Warrant Indenture made between SouthernEra and Computershare Trust Company of Canada dated November 17, 2003, as amended and supplemented by the Supplemental Share Purchase Warrant Indenture made between SouthernEra, the Corporation and Computershare Trust Company of Canada dated September 1, 2004; and

"Warrants" means collectively the RMB Warrants and the SouthernEra Warrants;

The use of words in the singular or plural, or with a particular gender, shall not limit the scope or exclude the application of any provision of the Offer or the attached Offering Circular to such person or persons or circumstances as the context otherwise permits.

SUMMARY

The following is a summary only of certain information contained elsewhere in the Offering Documents. It may not contain all of the information that is relevant to you and is qualified by the more detailed provisions contained elsewhere in the Offering Documents. Shareholders are urged to read the Offering Documents in their entirety.

The Offer

The Offeror is offering to purchase, upon the terms and subject to the conditions described herein, all of the issued and outstanding Shares (including Shares which may become issued and outstanding pursuant to the exercise of any Convertible Securities) at a price of $2.66 in cash for each Share. The consideration payable under the Offer is approximately 2% less than the March 21, 2005 closing price of the Shares on the TSX, but represents a premium of 39% to the closing price on November 23, 2004, being the last trading day prior to the Corporation's announcement that it was in continuing discussions with its lenders to arrange the restructuring of the Messina project debt facility and that, in parallel, the Corporation was in discussions with various other parties, including major platinum companies, on a wide range of alternatives to replace or eliminate its syndicated project debt facility.

In light of the present and future challenges and uncertainties facing the Corporation in relation to its operations and financing, Lonmin and the Offeror believe that the Offer provides Shareholders with an attractive opportunity to obtain value for their investment in the Corporation. The Offer provides a solution to the operating and financial risks facing the Corporation and its Shareholders. Further, Shareholders who tender their Shares to the Offer will receive 100% cash consideration with low transaction execution risk.

The obligation of the Offeror to take up and pay for Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer".

Recommendation of the SPC Board

Each of the SPC Board and the Special Committee has determined unanimously that the consideration under the Offer is fair to the Shareholders, from a financial point of view, and is in the best interests of the Corporation and the Shareholders, and has unanimously recommended that Shareholders accept the Offer and deposit their Shares under the Offer. RBC Dominion Securities Inc. has advised the Special Committee and the SPC Board that the consideration under the Offer is fair, from a financial point of view, to the Shareholders. A copy of the Directors' Circular accompanies this Offer and the Offering Circular.

The Offeror and Lonmin

The Offeror was incorporated under the CBCA on March 10, 2005. The Offeror has been incorporated and organized solely for the purpose of making the Offer and has not carried on any activities to date other than those incidental to its formation and those relating to the making of the Offer. The Offeror is a wholly-owned subsidiary of Lonmin.

Lonmin is a public limited company incorporated under the Laws of England and Wales. Lonmin has a primary listing on the London Stock Exchange and a secondary listing on the JSE Securities Exchange, South Africa. ADRs representing Lonmin shares are also traded in the over-the-counter market in the United States. Lonmin has a market capitalization of approximately US$2.8 billion and is the third largest primary producer of platinum in the world, producing over 900,000 ounces of platinum and a similar number of ounces of other PGMs such as palladium and rhodium.

See "The Offeror and Lonmin" in the Offering Circular.

The Corporation

The Corporation was incorporated under the CBCA on June 24, 2004, and is engaged in precious metals exploration (primarily PGMs), mine development and mining activities internationally.

The authorized capital of the Corporation consists of an unlimited number of common shares. The Offeror understands that as of April 8, 2005, there were 85,517,124 issued and outstanding Shares in the capital of the Corporation. The Shares are listed and posted for trading on the TSX under the symbol "SPC".

In addition, the Offeror understands that as of April 8, 2005 there were 6,025,000 SouthernEra Warrants outstanding under the Warrant Indenture. Upon the exercise of each SouthernEra Warrant issued under the Warrant

Indenture, the warrant holder shall acquire one common share in the capital of SouthernEra and one common share in the capital of the Corporation at an exercise price of $10.00, allocated as to $2.00 and $8.00, respectively. The Corporation issued 1,000,000 RMB Warrants to Rand Merchant Bank on behalf of the Bank Syndicate on February 28, 2005 in exchange for the deferral of certain repayment obligations, and subsequently issued a further 1,000,000 RMB Warrants to Rand Merchant Bank on behalf of the Bank Syndicate to be exercisable following the presentation of a debt restructuring proposal to the Corporation. The RMB Warrants issued to Rand Merchant Bank on behalf of the Bank Syndicate are exercisable at a price of $2.15 per Share.

In addition, the Offeror understands that Options to acquire 4,249,500 common shares in the capital of the Corporation were outstanding as of April 8, 2005 at exercise prices ranging from $1.22-$6.08.

See "The Corporation" in the Offering Circular.

Background to the Offer

Lonmin first discussed a possible transaction with SouthernEra in mid-2004. On August 20, 2004 Lonmin and SouthernEra entered into a confidentiality agreement, whereby SouthernEra agreed to provide Lonmin with certain operating and financial information in order to evaluate whether a transaction was possible. As a result of various discussions, meetings and analyses, Lonmin sent a letter on October 6, 2004 to Patrick Evans, Chief Executive Officer of the Corporation, proposing, among other things, a business combination under which Lonmin would acquire the Corporation. Further discussions and meetings took place between Lonmin and the Corporation, which were followed by a period when there were few direct discussions between the parties. During this period Lonmin refined its view of what it required to complete a transaction with the Corporation that it believed would be beneficial to the Lonmin group, and the Corporation evaluated what other possible transactions were available to the Corporation.

On February 2, 2005 representatives of Lonmin met with representatives of the Corporation, and Lonmin delivered a new proposal to acquire all of the Shares, which was conditional on further due diligence. Lonmin conducted further due diligence on the Corporation and on March 15, 2005 submitted an offer to purchase all of the Shares for a price of $2.60 per Share, which offer had an initial expiry date of March 17, 2005. This offer had been approved by the board of directors of Lonmin and was not subject to further due diligence, but was subject to the Corporation agreeing to the terms of a pre-acquisition agreement submitted with the offer. Over the next several days the Special Committee met to consider Lonmin's offer and engaged Lonmin in negotiations on the terms of the pre-acquisition agreement, including the offer price per Share and the break fee. The parties finally agreed upon a price of $2.66 per Share and a break free of $6 million. The Special Committee and the SPC Board obtained advice from their financial advisor, RBC Dominion Securities Inc., that the consideration under the Offer was fair, from a financial point of view, to the Shareholders, and obtained advice from their legal counsel with respect to the terms of the proposed pre-acquisition agreement. On March 21, 2005 the Special Committee unanimously recommended to the SPC Board that Lonmin's offer be accepted, and the SPC Board unanimously agreed to accept the offer and recommend that all Shareholders tender their Shares to the offer. On March 22, 2005 the Corporation entered into the Pre-Acquisition Agreement with Lonmin and the Offeror relating to the Offer.

Pre-Acquisition Agreement

The Corporation, Lonmin and the Offeror have entered into the Pre-Acquisition Agreement pursuant to which, and subject to the conditions set forth therein, the Offeror has agreed to make the Offer. The Corporation has represented to Lonmin and the Offeror in the Pre-Acquisition Agreement, among other things, that the SPC Board has received advice from its financial advisor that the consideration under the Offer is fair from a financial point of view to Shareholders, and the SPC Board has unanimously (i) approved the entering into of the Pre-Acquisition Agreement by the Corporation, (ii) determined that the Offer is in the best interests of the Corporation and its Shareholders, and (iii) determined to recommend that Shareholders accept the Offer. See "Agreements Relating to the Offer — Pre-Acquisition Agreement" in the Offering Circular.

Lock-up Agreements

The Offeror has entered into the Lock-up Agreements with each of the Locked-up Shareholders pursuant to which each Locked-up Shareholder has agreed to deposit under the Offer the Shares owned by him (representing in the aggregate approximately 2% of the issued and outstanding Shares), and not withdraw them except in limited circumstances. See "Agreements Relating to the Offer — Lock-up Agreements" in the Offering Circular.

Purpose of the Offer and Plans for the Corporation

The purpose of the Offer is to enable the Offeror to acquire all of the issued and outstanding Shares.

If the Offeror takes up and pays for the Shares deposited pursuant to the Offer, the Offeror intends, to the extent permitted by applicable Law, to seek to acquire, directly or indirectly, all of the remaining Shares not deposited under the Offer by completing a Compulsory Acquisition pursuant to the procedures contained in the CBCA or by completing a Subsequent Acquisition Transaction.

If the Offer is successful, the Offeror intends to conduct a detailed review of the Corporation and its operations, assets, corporate structure, capitalization, policies, management and personnel to determine what changes, if any, would be desirable in light of such review and the circumstances which then exist. Lonmin and the Offeror intend to integrate the operations of the Corporation into the Lonmin group.

See the Offering Circular, ''Purpose of the Offer and Plans for the Corporation'' and ''Acquisition of Shares Not Deposited''.

Time for Acceptance

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on May 20, 2005, unless withdrawn or extended in accordance with the terms of the Offer. See Section 2 of the Offer, ''Time and Manner of Acceptance''.

Manner of Acceptance

Shareholders may accept the Offer by delivering to the Depositary at its Toronto office as specified in the Letter of Transmittal (printed on blue paper) at or before the Expiry Time: (a) the certificate or certificates representing the Shares in respect of which the Offer is being accepted; (b) the Letter of Transmittal (printed on blue paper), or an originally signed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and (c) the other documents required by the instructions set out in the Letter of Transmittal. Instructions are contained in the Letter of Transmittal (printed on blue paper). **Participants of CDS should contact such depositary with respect to the deposit of Shares under the Offer. Shareholders whose Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Shares under the Offer.**

If the certificate or certificates representing the Shares in respect of which the Offer is being accepted are not available for deposit at or before the Expiry Time, a Shareholder may accept the Offer by complying with the procedures for guaranteed delivery described in Section 2 of the Offer, ''Time and Manner of Acceptance'' using the Notice of Guaranteed Delivery (printed on yellow paper).

Conditions to the Offer

The Offeror has the right to withdraw the Offer and not take up and pay for any Shares deposited under the Offer unless all of the conditions described in Section 4 of the Offer, ''Conditions of the Offer'', are satisfied or waived by the Offeror at or prior to the Expiry Time. The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn at the Expiry Time a minimum of 66⅔% of the Shares (on a fully diluted basis). The conditions of the Offer are for the exclusive benefit of the Offeror and may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any of the rights that the Offeror may have. For a complete description of the conditions of the Offer, see Section 4 of the Offer, ''Conditions of the Offer''.

Right to Withdraw Deposited Shares

Shares deposited under the Offer may be withdrawn at any time if Shares have not been taken up by the Offeror and in the other circumstances described in Section 6 of the Offer, ''Right to Withdraw Deposited Shares''.

Take up and Payment for Deposited Shares

If all of the conditions referred to under Section 4 of the Offer, ''Conditions of the Offer'', have been satisfied or waived by the Offeror prior to the Expiry Time, the Offeror will, unless the Offeror shall have withdrawn or terminated the Offer, become obligated to take up the Shares validly deposited under the Offer (and not withdrawn pursuant to Section 6 of the Offer) not later than 10 days after the Expiry Time, and to pay for the Shares taken up as soon as

possible, but in any event not later than three Business Days after taking up the Shares. See Section 5 of the Offer, ''Take up and Payment for Deposited Shares''.

Acquisition of Shares Not Deposited

If the Offeror takes up and pays for the Shares validly deposited under the Offer, it intends to exercise its statutory right, if available, to acquire all of the Shares not deposited under the Offer. If the statutory right of acquisition is not available, the Offeror may seek to cause a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, capital reorganization or other transaction that constitutes a Subsequent Acquisition Transaction for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all of the Shares not acquired under the Offer.

See the Offering Circular, ''Acquisition of Shares Not Deposited''.

Treatment of Options and Warrants

The Offer is made only for the issued and outstanding Shares (including Shares which may become issued and outstanding pursuant to the exercise of any Convertible Securities) and not for any Options, Warrants or Convertible Securities. Pursuant to the Pre-Acquisition Agreement, the Corporation may make an offer to acquire for cancellation all Options having an exercise price below $2.66 for an amount equal to the amount by which $2.66 is greater than the exercise price of the relevant Option. Any holder of Options that are not purchased by the Corporation for cancellation, and any holder of Warrants or other rights or securities entitling the beneficiary or holder thereof to receive or acquire Shares, who wishes to accept the Offer should, to the extent permitted by the terms thereof and applicable Law, make the necessary arrangements to fully exercise such Options, Warrants or other rights or securities, as applicable, prior to the Expiry Date in order to obtain a certificate representing Shares and deposit such Shares in accordance with the Offer.

Pursuant to the Pre-Acquisition Agreement, the Corporation has agreed, prior to the Take-up Date, to cause the time for the exercise of all outstanding options to acquire Shares, and the time for the fulfilment of any conditions or restrictions of such exercise, to be accelerated to immediately after the Take-up Date. Further, if the Offeror takes up and pays for Shares under the Offer, the Offeror currently intends to implement a Subsequent Acquisition Transaction that will have the effect under the Warrant Indenture of causing the SouthernEra Warrants, in relation to the right to acquire Shares of the Corporation, to be exercisable for a class of redeemable and retractable preferred shares that shall have a redemption value equal to $2.66 per share, and may take such other action as may be available to cause the SouthernEra Warrants and any other Convertible Securities to be cancelled. In other words, upon completion of the anticipated Subsequent Acquisition Transaction a holder of a SouthernEra Warrant upon payment of the exercise price of $10 shall have the right to receive one common share of SouthernEra (for which SouthernEra will receive $2) and one redeemable retractable preferred share of the Corporation which shall be redeemed immediately thereafter for $2.66 (for which the Corporation will receive $8).

Certain Canadian Federal Income Tax Considerations

In general, Canadian resident Shareholders whose Shares are held as capital property and are taken up and paid for by the Offeror pursuant to the Offer will realize a capital gain (or capital loss) to the extent that the cash proceeds exceed (or are less than) the adjusted cost base to such Shareholder of its Shares and any reasonable expenses incurred by the Shareholder for the purpose of the disposition.

A Shareholder who is not a resident of Canada generally will not be subject to tax under the Tax Act on any capital gain realized on the disposition of its Shares to the Offeror pursuant to the Offer unless those Shares constitute ''taxable Canadian property'' to such Shareholder within the meaning of the Tax Act and that gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty.

Shareholders should carefully read the detailed information contained in the Offering Circular under the heading ''Certain Canadian Federal Income Tax Considerations''. Shareholders should consult their own tax advisors as to the particular tax consequences to them of the sale of Shares pursuant to the Offer.

Dealer Manager, Depositary and Information Agent

The Offeror has retained BMO Nesbitt Burns Inc. to serve as financial advisor to the Offeror. In addition, BMO Nesbitt Burns Inc. and Harris Nesbitt Corp., its U.S. affiliate, have been retained to act as Dealer Manager in

connection with the Offer. In Canada, BMO Nesbitt Burns Inc. may form a soliciting dealer group comprised of members of the Investment Dealers Association of Canada and members of the stock exchanges in Canada, to solicit acceptances of the Offer.

CIBC Mellon Trust Company has been retained by the Offeror to act as the Depositary in connection with the Offer. The Depositary will receive certificates representing Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documentation deposited under the Offer at its Toronto office specified in the Letter of Transmittal. The Depositary will also be responsible for giving certain notices to Shareholders on behalf of the Offeror concerning any variation of the Offer terms or any extension of the Offer, if required, and for making payment on behalf of and on the instruction of the Offeror for all Shares purchased by the Offeror under the Offer.

The Offeror has retained Innisfree M&A Incorporated to serve as Information Agent for the Offer. The Information Agent will be responsible for contacting Shareholders and for providing Shareholders with information regarding the Offer and the Offer Documents.

See the Offering Circular, ''Dealer Manager, Depositary and Information Agent''.

OFFER

April 14, 2005

TO: SHAREHOLDERS OF SOUTHERN PLATINUM CORP.

1. The Offer

The Offeror hereby offers to purchase, upon the terms and subject to the conditions set forth in this Offer, the attached Offering Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, all of the issued and outstanding Shares, including Shares which may become issued and outstanding pursuant to the exercise of any Convertible Securities, at a price of $2.66 in cash for each Share.

The Offer is conditional upon certain events, including without limitation that a minimum of 66⅔% of the outstanding Shares (on a fully diluted basis) shall have been validly deposited under the Offer and not withdrawn at the Expiry Time. See Section 4 of the Offer, ''Conditions of the Offer''.

Shareholders who have deposited Shares under the Offer will be deemed to have deposited the Rights associated with such Shares. No additional payment will be made for the Rights and no amount of the consideration to be paid by the Offeror for the Shares will be allocated to the Rights.

The Offer is made only for the issued and outstanding Shares (including Shares which may become issued and outstanding pursuant to the exercise of any Convertible Securities) and not for any Options, Warrants or other Convertible Securities. Pursuant to the Pre-Acquisition Agreement, the Corporation may make an offer to acquire for cancellation all Options having an exercise price below $2.66 for an amount equal to the amount by which $2.66 is greater than the exercise price of the relevant Option. Any holder of Options that are not purchased by the Corporation for cancellation, and any holder of other Convertible Securities, who wishes to accept the Offer should, to the extent permitted by the terms thereof and applicable law, make the necessary arrangements to fully exercise such Options, Warrants or other Convertible Securities, as applicable, prior to the Expiry Date in order to obtain a certificate representing Shares and deposit such Shares in accordance with the Offer.

Pursuant to the Pre-Acquisition Agreement, the Corporation has agreed, prior to the Take-up Date, to cause the time for the exercise of all outstanding Options, and the time for the fulfilment of any conditions or restrictions of such exercise, to be accelerated to immediately after the Take-up Date. Further, if the Offeror takes up and pays for Shares under the Offer, the Offeror currently intends to implement a Subsequent Acquisition Transaction that will be structured in a manner to cause any outstanding SouthernEra Warrants to be exercisable for a class of redeemable and retractable preferred shares that shall have a redemption value equal to $2.66 per share, or to take such other action as may be available to cause any outstanding Warrants to be cancelled. See the discussion under the heading ''Acquisition of Shares Not Deposited — SouthernEra Warrants'' in the Offering Circular.

The accompanying Offering Circular, Letter of Transmittal and Notice of Guaranteed Delivery contain important information and should be read carefully before making a decision with respect to the Offer.

2. Time and Manner of Acceptance

Time for Acceptance

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on May 20, 2005 or until such time and date to which the Offer may be extended by the Offeror in its sole discretion, unless withdrawn by the Offeror. See Section 3 of the Offer, ''Extension and Variation of the Offer''.

Acceptance of the Offer

Shareholders may accept the Offer by delivering to the Depositary at its Toronto office as specified in the Letter of Transmittal at or before the Expiry Time: (a) the certificate or certificates representing the Shares in respect of which the Offer is being accepted; (b) the Letter of Transmittal (printed on blue paper), or an originally signed facsimile thereof, properly completed and duly executed, as required by the instructions set out in the Letter of Transmittal; and (c) all other documents required by the instructions set out in the Letter of Transmittal. Delivery of the Letter of Transmittal other than to the office of the Depositary in Toronto specified in the Letter of Transmittal does not constitute valid delivery.

In order to validly complete the Letter of Transmittal (printed on blue paper), except as otherwise provided in the instructions accompanying the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by

an Eligible Institution and must be signed by the registered holder. If a Letter of Transmittal is executed by a person other than the registered holder of the Shares deposited under the Offer or if certificates representing Shares for which the Offer has not been accepted are to be issued to a person other than the registered holder, then the certificates must be endorsed or accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder with the signature on the endorsement or share transfer power of attorney guaranteed by an Eligible Institution.

If the certificate or certificates representing the Shares in respect of which the Offer is being accepted are not available for deposit at or before the Expiry Time, a Shareholder may accept the Offer by complying with the procedures for guaranteed delivery described below under the heading "Procedure for Guaranteed Delivery".

Procedure for Guaranteed Delivery

If a Shareholder wishes to accept the Offer and: (i) the certificate or certificates representing the Shares in respect of which the Offer is being accepted are not immediately available; or (ii) such Shareholder cannot deliver the certificate or certificates representing the Shares and all other required documents to the Toronto office of the Depositary at or before the Expiry Time, such Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery (printed on yellow paper), or an originally signed facsimile thereof, is received by the Depositary at its Toronto office as specified in the Notice of Guaranteed Delivery, together with a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery, at or before the Expiry Time; and

(c) the certificates representing such deposited Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (printed on blue paper) or an originally signed facsimile thereof covering such Shares with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the Depositary at its Toronto office as specified in the Letter of Transmittal prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.

The Notice of Guaranteed Delivery may be delivered by hand, courier or mail or may be transmitted by facsimile to the Depositary at its Toronto office as set forth in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery other than to the office of the Depositary in Toronto specified in the Notice of Guaranteed Delivery or transmission of the Notice of Guaranteed Delivery by facsimile to a number other than the number specified therein does not constitute a valid delivery.

General

In all cases, payment for Shares deposited and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing beneficial ownership of Shares, together with a properly completed and duly executed copy of the Letter of Transmittal (or an originally signed facsimile thereof covering such Shares) and other required documents.

The method of delivery of the Letter of Transmittal, certificate(s) representing Shares in respect of which the Offer is being accepted and all other required documents is at the option and risk of the depositing Shareholder, and delivery will be deemed effective only when such documents are actually received as specified in the Letter of Transmittal. The Offeror recommends that all such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail (with a return receipt requested) be used and proper insurance (if available) be obtained by the Shareholder.

Participants of CDS should contact such depositary with respect to the deposit of Shares under the Offer. Shareholders whose Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Shares under the Offer.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Purchased Shares (as defined below) or Other Securities (as defined below) deposited pursuant to the Offer, including the propriety and effect of the execution of the Letter of Transmittal and any notice of withdrawal, will be determined by the Offeror in its sole discretion, and depositing holders of Purchased Shares or Other Securities agree that such determination shall be final

and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which, in the opinion of its counsel, it may be unlawful to accept under the Laws of any jurisdiction. There shall be no obligation on the Offeror, the Dealer Manager, the Depositary or the Information Agent to give notice of any defects or irregularities in any deposit or notice of withdrawal, and no liability shall be incurred by any of them for failure to give any such notice. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Shares (or notice of withdrawal) and to accept such Shares under the Offer. The Offeror's interpretation of the terms and conditions of the Offering Documents will be final and binding.

The Offeror reserves the right to permit Shareholders to accept the Offer in a manner other than that set out above.

Depositing Shareholders' Representations and Warranties

The deposit of Shares pursuant to the procedures herein will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer, including the depositing Shareholder's representation and warranty that: (i) such Shareholder has full power and authority to deposit, sell, assign and transfer the Shares (and any Other Securities) being deposited; (ii) such Shareholder has good title to and is the beneficial owner of the Shares (and any Other Securities) being deposited; (iii) the deposit of such Shares (and any Other Securities) complies with applicable Securities Laws; and (iv) when such Shares are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

Power of Attorney

The execution of a Letter of Transmittal irrevocably appoints the Offeror and certain officers of the Offeror referred to therein, and each of them, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the holder of the Shares covered by the Letter of Transmittal with respect to: (i) Shares registered in the name of the holder on the books of the Corporation and deposited under the Offer and taken up and paid for by the Offeror (the ''Purchased Shares''); and (ii) any and all securities, rights, warrants or other interests issued, transferred, made or distributed on or in respect of the Purchased Shares on or after the date of the Offer (collectively, ''Other Securities''), effective from and after the Take-up Date with full power of substitution, in the name and on behalf of such Shareholder (such power of attorney deemed to be an irrevocable power coupled with an interest), (a) to register or record, transfer and enter the transfer of Purchased Shares and any Other Securities on the appropriate register of holders of Shares and Other Securities; (b) to exercise any and all of the rights of the holder of the Purchased Shares and Other Securities, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Shares and Other Securities, revoke any such instrument, authorization or consent given prior to or after the Take-up Date, designate in any such instruments of proxy, any person or persons as the proxy or the proxy nominee or nominees of the Shareholders in respect of such Purchased Shares and such Other Securities for all purposes, including, without limiting the generality of the foregoing, in connection with any meeting (whether annual, special or otherwise) of holders of securities of the Corporation (or adjournment thereof); and (c) to execute, endorse and negotiate for and in the name of and on behalf of the registered holder of Purchased Shares and Other Securities any and all cheques or other instruments respecting any distribution or payment payable to or to the order of such registered holder. Furthermore, a holder of Purchased Shares or Other Securities who executes a Letter of Transmittal agrees, effective from the Take-up Date, not to vote any of the Purchased Shares or Other Securities at any meeting (whether annual, special or otherwise) of holders of securities of the Corporation (or any adjournment thereof) and not to exercise any or all of the other rights or privileges attached to the Purchased Shares or Other Securities and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares or Other Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder of the Purchased Shares or Other Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Shares or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto. A holder of Purchased Shares or Other Securities who executes the Letter of Transmittal covenants to execute, upon request, any additional documents necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and Other Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

3. Extension and Variation of the Offer

The Offer is open for acceptance until, but not after, the Expiry Time, unless the Offer is withdrawn, extended or varied by the Offeror.

The Offeror expressly reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or as otherwise permitted by Law), to extend the period of time during which the Offer may be accepted or to vary the Offer, by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its principal office in Toronto. The Offeror shall, forthwith after giving notice to the Depositary of an extension or variation, make a public announcement of the extension or variation and provide a copy of the notice thereto to the Dealer Manager, the Information Agent and to the TSX, and shall cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 10 of the Offer, ''Notice and Delivery'', to all Shareholders whose Shares have not been taken up prior to the extension or variation, if required by applicable Law. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto.

In the event of any extension or variation of the Offer, all Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for payment by the Offeror in accordance with the terms hereof, subject to withdrawal rights as set forth under Section 6 of the Offer, ''Right to Withdraw Deposited Shares''. If the Offer is withdrawn, the Depositary will return all certificates representing Shares that have been deposited under the Offer and all Letters of Transmittal to the persons who deposited such documents.

An extension of the Expiry Time or a variation of the Offer does not in and of itself constitute a waiver by the Offeror of any of its rights under Section 4 of the Offer, ''Conditions of the Offer''.

If at any time before the Expiry Time, or at any time after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Offering Circular, each as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 10 of the Offer, ''Notice and Delivery'', to all Shareholders whose Shares have not been taken up pursuant to the Offer at the date of the occurrence of the change, if required by applicable Law. The Offeror will, as soon as practicable after giving notice of a change in information to the Depositary, make a public announcement of the change in information and provide a copy of the public announcement to the TSX. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

During any such extension or in the event of any such variation or change in information, all Shares deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by the Offeror in accordance with the terms of the Offer, subject to Section 6 of the Offer, ''Right to Withdraw Deposited Shares''.

Under applicable Securities Law, if there is a variation in the terms of the Offer, other than a variation consisting solely of the waiver of a condition of the Offer, the period during which Shares may be deposited pursuant to the Offer shall not expire before 10 days after the notice of variation has been delivered, unless otherwise permitted by applicable Law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable Securities Authorities. If, prior to the Expiry Time, the Offeror, in its sole discretion, shall increase the consideration offered to holders of Shares under the Offer, such increase shall be applicable to all holders whose Shares are taken up pursuant to the Offer.

Notwithstanding the foregoing, the Offer may not be extended by the Offeror if all the terms and conditions of the Offer have been complied with or fulfilled, except those waived by the Offeror, unless the Offeror first takes up and pays for all Shares validly deposited under the Offer and not withdrawn. If the Offeror waives any terms or conditions of the Offer or extends the Offer in circumstances where rights of withdrawal are conferred by virtue of the mailing of a notice of change or variation, the Offer shall be extended without the Offeror first taking up the Shares which are subject to such rights of withdrawal.

4. Conditions of the Offer

Notwithstanding any other provision of the Offer, the Offeror reserves the right to withdraw the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone the taking up and paying for, any Shares deposited under the Offer, if any of the following conditions has not been satisfied or waived by the Offeror at or prior to the Expiry Time:

(a) prior to the Expiry Time and at the time the Offeror first takes up and pays for Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn a number of Shares which constitutes at least: (i) 66⅔% of the outstanding Shares (calculated on a fully-diluted basis), other than Shares owned at the date of the Offer by the Offeror, its associates and affiliates; and (ii) a majority of the outstanding Shares which are held by persons whose Shares may be included as part of the minority approval of a Subsequent Acquisition Transaction (collectively, the ''Minimum Condition'');

(b) the Offeror shall have determined in its sole judgement that, on terms satisfactory to the Offeror, (i) the SPC Board shall have redeemed all outstanding Rights or waived the application of the Rights Plan to the purchase of Shares by the Offeror under the Offer, a Compulsory Acquisition and a Subsequent Acquisition Transaction, (ii) a cease trading order or orders or an injunction or injunctions shall have been issued that has the effect of prohibiting or preventing the exercise of the Rights or the issue of Shares or other securities or property upon the exercise of the Rights in relation to the Offer, a Compulsory Acquisition and a Subsequent Acquisition Transaction, which cease trading order or orders or injunction or injunctions shall be in full force and effect, (iii) a court of competent jurisdiction shall have made a final and binding order to the effect that the Rights are illegal, of no force or effect, or may not be exercised in relation to the Offer, a Compulsory Acquisition and a Subsequent Acquisition Transaction, (iv) the Rights and the Rights Plan shall otherwise have been held unexercisable or unenforceable in relation to the Offer, a Compulsory Acquisition and a Subsequent Acquisition Transaction, or (v) the Rights Plan or any additional rights plan does not make it inadvisable for the Offeror to proceed with the Offer and/or with taking up and paying for all of the Shares under the Offer, a Compulsory Acquisition and a Subsequent Acquisition Transaction;

(c) the ICA Minister shall have issued a decision that the acquisition of control of the Corporation by the Offeror is of net benefit to Canada or that the *Investment Canada Act* does not apply to the acquisition of control of the Corporation by the Offeror;

(d) the SA Competition Tribunal shall have issued a certificate unconditionally approving the acquisition of control of the Corporation by the Offeror or approving such acquisition of control subject to conditions acceptable to the Offeror;

(e) without limiting any other condition contained herein, any applicable waiting periods under any competition, merger control or similar Law or any approval or consent of any Governmental Entity (domestic or foreign) in respect of competition or merger control matters having jurisdiction over the Offer, the Corporation, the Offeror or any of their affiliates, will have terminated or expired or been obtained, as the case may be, without the applicable regulators indicating the intent to oppose the making or completion of the Offer;

(f) (i) all consents, waivers, permits, orders and approvals (including Regulatory Approvals) of any Governmental Entity (which the Offeror, in its sole judgement, views as being necessary to complete the Offer), shall have been obtained on terms reasonably satisfactory to the Offeror, in its sole judgement, and (ii) all waiting periods in connection with, or required to permit, the making and completion of the Offer (which the Offeror, in its sole judgement, views as being necessary to complete the Offer), shall have terminated or expired, as the case may be, without the applicable regulators indicating the intent to oppose the making or completion of the Offer;

(g) the Offeror shall have determined, in its sole discretion, acting reasonably, that (i) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court, tribunal, arbitrator or Governmental Entity or by an elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether

or not having the force of Law, and (ii) no Law shall have been proposed, enacted, promulgated or applied, in the case of (i) and (ii) above,

(A) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Shares or the right of the Offeror to own or exercise full rights of ownership of the Shares or which would prevent the completion of the acquisition by the Offeror of any Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction, and no judgement, ruling or order shall have been issued to that effect by any such court or Governmental Entity or official, including pursuant to proceedings taken by a private person (including without limitation any individual, corporation, firm or other entity), or

(B) which, if the Offer were consummated, could, in the Offeror's sole judgement, acting reasonably, result in a material adverse effect on the Corporation and its subsidiaries, taken as a whole;

(h) at the time the Offeror proposes to take up and pay for the Shares, there does not exist any prohibition at Law against the Offeror taking up and paying for any Shares deposited under the Offer or completing a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(i) the Offeror shall have determined, in its sole discretion, acting reasonably, that there does not exist and has not occurred (or, if there does exist or shall have previously occurred, there shall not have been disclosed, generally or to the Offeror and the Offeror shall not have discovered) any condition, event or development related to the Corporation which is, or in the Offeror's sole judgement, could reasonably be expected to result in or cause, a material adverse effect on the Corporation and its subsidiaries, taken as a whole;

(j) there shall not have occurred any actual change (including a proposal to amend any applicable tax Laws or any publicly stated administrative practice regarding taxes) that directly or indirectly increases materially the effective tax liability of, or in respect of the proceeds from, the sale or other disposition of any assets or securities owned by, the Corporation or any of its subsidiaries, or that has or may have a material adverse effect on the Corporation and its subsidiaries taken as a whole, with respect to the regulatory regime applicable to their respective business and operation or with respect to taking up and paying for Shares deposited under the Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction;

(k) the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings) in any of the documents publicly filed by the Corporation;

(l) neither the Corporation nor any of its subsidiaries shall be in default under, and there shall exist no event, condition or occurrence which, after notice or lapse of time or both, (i) would constitute such a default under any material contract or agreement to which it is a party, (ii) would give rise to any right of termination or acceleration of material indebtedness of the Corporation or any of its subsidiaries or cause any such indebtedness to come due before its stated maturity or cause any available credit of the Corporation or any of its subsidiaries to cease to be available, or (iii) would result in the imposition of any material lien upon any of the Corporation's assets or the assets of any of its subsidiaries, except where in the sole judgment of the Offeror, acting reasonably, such event, condition or occurrence would not cause a material adverse effect on the Corporation and its subsidiaries, taken as a whole;

(m) receipt by the Offeror of confirmation, in form satisfactory to the Offeror in its sole discretion, that, with effect from the completion of the Offer, the Impala Off-take Agreement will terminate by mutual consent and a new off-take agreement between an affiliate of the Offeror and IRSPL will become effective, all such matters to take place with the prior consent in writing of the Bank Syndicate;

(n) neither the Corporation nor any of its subsidiaries shall have terminated, amended or varied the terms of any material credit facility or banking arrangement, including the Credit Arrangements, and the Offeror or one of its affiliates shall have entered into a definitive agreement with the Bank Syndicate in respect of the Credit Arrangements which is satisfactory to the Offeror as determined in its sole discretion;

(o) the implementation by the Corporation, in a manner satisfactory to the Offeror in its sole discretion, of (i) the transfer of the platinum and gold assets held by SouthernEra to the Corporation or its subsidiaries as

contemplated by the Reorganization (including those assets in Gabon), (ii) the assignment to the Corporation or its subsidiaries of all contracts, agreements, permits and other rights (and the third party consents relating thereto) previously held in the name of SouthernEra or any of its subsidiaries relating to platinum and gold assets and operations, including Prospecting Permit 48/2003;

(p) receipt by the Offeror of confirmation, in form satisfactory to the Offeror in its sole discretion, that the management agreement dated September 1, 2004 between the Corporation and SouthernEra will be terminated effective the Take-up Date;

(q) the Corporation (or the relevant subsidiary, as necessary) having submitted all necessary applications for the conversion of their old order prospecting and mining rights in South Africa into new order rights, including applications in respect of (i) conversion of Prospecting Permit 60/2003 (Zebediela's Location 123, Kaffirkraal 167, Kalkbult 169 and Turfpan 122) into a new order prospecting right by the earlier of the Expiry Time and August 4, 2005, (ii) conversion of Mining Licence 08/2003 (Doornvlei No. 456) into a new order right by April 30, 2005, (iii) conversion of Prospecting Permit 48/2003 (Dwaalkop 455, Rooibokbult 121 and Turfpan 122) into a new order right (and obtaining the consent of the relevant Governmental Entity for the cession of the rights of SouthernEra to the Corporation or one of its subsidiaries) by the earlier of the Expiry Time and July 1, 2005, and (iv) conversion of all unused old order rights (in respect of the various exploration projects of the Corporation and its subsidiaries) into new order rights by April 30, 2005;

(r) all rights of first refusal to which the Corporation or its subsidiaries are bound, including rights permitting third parties to acquire or participate in exploration or future development of properties or rights held by the Corporation or its subsidiaries (other than rights of first refusal in favour of the Corporation or any of its subsidiaries) shall have been cancelled;

(s) all outstanding Convertible Securities will have been exercised in full or will terminate and be null and void upon expiry of the Offer or will otherwise be resolved in a manner satisfactory to the Offeror, in its sole discretion, acting reasonably;

(t) all consents, approvals and waivers which the Offeror, in its sole judgement, acting reasonably, believes are required, under or pursuant to any contract, agreement, licence, lease, franchise or permit to which the Corporation or any of its subsidiaries is bound or is subject, in connection with completion of the Offer, any Compulsory Acquisition Transaction or Subsequent Acquisition Transaction, shall have been obtained or received, except for those where the failure to obtain such consent, approval or waiver (either individually or in the aggregate) would not, in the Offeror's sole judgement, acting reasonably, cause a material adverse effect on the Corporation and its subsidiaries, taken as a whole; and

(u) there will not have occurred any event, action, state, condition, act of war or terrorism, or major financial occurrence of national or international consequence or any law, regulation, action or governmental regulation, inquiry or other occurrence of any nature whatsoever which, in the opinion of the Offeror, acting reasonably, has a material adverse impact or may have a material adverse impact on the global economy, securities markets or financial markets generally or those markets in Canada, the United Kingdom or South Africa.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such assertion, including any action or inaction by the Offeror. The Offeror may waive any of the foregoing conditions in whole or in part, in its sole discretion, at any time and from time to time both before and after the Expiry Time, without prejudice to any other rights that the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right, and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time. Any determination by the Offeror concerning the events described in this Section 4 will be final and binding upon all parties.

Any waiver of a condition or the withdrawal of the Offer will be effective upon the Offeror giving written notice or other communication confirmed in writing to that effect to the Depositary at its principal office in Toronto. The Offeror, after giving such notice, will make a public announcement of such waiver or withdrawal. If the Offer is withdrawn, the Offeror shall not be obligated to take up or pay for any Shares deposited under the Offer, and the Depositary will promptly return all certificates representing Shares deposited under the Offer, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties that deposited such documents.

5. Take up and Payment for Deposited Shares

If all of the conditions referred to under Section 4 of the Offer, ''Conditions of the Offer'', have been satisfied or waived by the Offeror prior to the Expiry Time, the Offeror will, unless the Offeror shall have withdrawn or terminated the Offer, become obligated to take up the Shares validly deposited under the Offer (and not withdrawn pursuant to Section 6 of the Offer) not later than 10 days after the Expiry Time and will pay for the Shares taken up as soon as possible, but in any event not later than three Business Days after taking up the Shares.

Subject to applicable Law, the Offeror may, in its sole discretion, at any time before the Expiry Time if the applicable rights to withdraw any deposited Shares have expired, take up and pay for all such Shares then deposited under the Offer, provided that the Offeror agrees to take up and pay for all additional Shares validly deposited under the Offer thereafter.

The Offeror expressly reserves the right, in its sole discretion, to delay taking up and paying for Shares in order to comply, in whole or in part, with any applicable Law. For the purposes of the Offer, the Offeror will be deemed to have accepted for payment Shares validly deposited and not withdrawn as, if and when the Offeror gives written notice or other communication confirmed in writing to the Depositary of its acceptance for payment of such Shares pursuant to the Offer.

The Offeror will pay for Shares validly deposited under the Offer, and not withdrawn, by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to Shareholders. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to any Shareholder on the purchase price of the Shares purchased by the Offeror, regardless of any delay in making such payment. The Depositary will act as the agent of persons who have deposited Shares under the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons. Upon delivery of sufficient funds to the Depositary, the Offeror shall be deemed to have made payment for the Shares accepted for payment.

Settlement with Shareholders whose deposited Shares are taken up pursuant to the Offer will be effected by the Depositary by forwarding a cheque payable in Canadian funds to each such Shareholder. Unless otherwise directed in the Letter of Transmittal, such cheque will be issued in the name of the registered holder of the deposited Shares. Unless the person depositing Shares instructs the Depositary to hold cheques for pick-up by checking the appropriate box in the Letter of Transmittal, cheques will be forwarded by first class mail, postage prepaid, to such person at the address specified in the Letter of Transmittal. If no address is specified, a cheque payable in respect of such Shares will be forwarded to the address of the holder as shown on the share register maintained by the Corporation.

Participants of CDS should contact such depositary with respect to the deposit of Shares under the Offer. Shareholders should contact the Information Agent, the Depositary, the Dealer Manager or a broker or investment dealer for assistance in accepting the Offer and in depositing Shares with the Depositary. No brokerage fees or commissions will be payable by any Shareholder who deposits Shares directly to the Depositary or who uses the services of a Soliciting Dealer to accept the Offer.

6. Right to Withdraw Deposited Shares

Except as otherwise stated in this Section 6, all deposits of Shares pursuant to the Offer are irrevocable provided that any Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder (unless otherwise required or permitted by applicable Law):

(a) at any time before the Shares have been taken up by the Offeror pursuant to the Offer;

(b) at any time before the expiration of the tenth day after the date upon which either:

  (i) a notice of change relating to a change which has occurred in the information contained in the Offer, as amended from time to time, which change is one that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of any affiliate of the Offeror) and in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

  (ii) a notice of variation concerning a variation in the terms of the Offer (including any extension of the period during which the Shares may be deposited or the modification of a term or condition of the Offer, but excluding a variation consisting solely of an increase in the consideration offered for the

Shares pursuant to the Offer where the time for deposit is not extended for a period greater than 10 days or a variation consisting solely of a waiver of a condition of the Offer), is mailed, delivered or otherwise properly communicated, but only if such deposited Shares have not been taken up by the Offeror at the time of the notice, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or Securities Authorities; or

(c) at any time after three Business Days from the date the Offeror takes up the Shares, if the Offeror has not paid for such Shares.

If the Offeror waives any terms or conditions of the Offer and extends the Offer in circumstances where the rights of withdrawal set forth in Section 6(b) above are applicable, the Offer shall be extended without the Offeror first taking up the Shares which are subject to the rights of withdrawal. Further, in the event that fewer than 50.01% of the Shares are tendered to the Offer and the Offeror waives the Minimum Condition to take up the Shares that have been tendered to the Offer, the Offeror shall announce its intention to do so and shall provide Shareholders with a period of at least 10 days following such announcement to withdraw any Shares tendered to the Offer.

Withdrawals of Shares deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be received by the Depositary at the place of deposit of the applicable Shares (or Notice of Guaranteed Delivery) before such Shares are taken up, or taken up and paid for in the case of Section 6(c) above. Notice of withdrawal must: (i) be in writing (which includes facsimile or notice by electronic means that produces a printed copy); (ii) be made on behalf of the depositing holder, (iii) be signed by the person who signed the Letter of Transmittal accompanying the Shares which are to be withdrawn; and (iv) specify such person's name, the number of Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Shares (or the Notice of Guaranteed Delivery in respect thereof) to be withdrawn. The withdrawal shall take effect upon actual receipt of the written notice by the Depositary. Any signature on the withdrawal notice must be guaranteed by an Eligible Institution, except in the case of Shares deposited for the account of an Eligible Institution.

Withdrawals may not be rescinded and any Shares withdrawn will thereafter be deemed not validly deposited for purposes of the Offer. However, withdrawn Shares may be redeposited at any time at or before the Expiry Time by again following one of the procedures described in Section 2 of the Offer.

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by the Offeror in its sole discretion, and such determination shall be final and binding. None of the Offeror, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or will incur any liability for failure to give such notice.

Participants of CDS should contact such depositary with respect to the withdrawal of Shares under the Offer. Shareholders who wish to withdraw their Shares under the Offer should immediately contact their broker, investment dealer, bank, trust company or other nominee for assistance in withdrawing their Shares deposited under the Offer.

7. Return of Deposited Shares

If any deposited Shares are not taken up pursuant to the terms and conditions of the Offer for any reason or if certificates are submitted for more Shares than are deposited, certificates representing Shares (and other relevant documents) that are not purchased by the Offeror will be returned, at the expense of the Offeror, to the depositing Shareholder by first class mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if no such address is specified, to the address of such Shareholder as shown on the share register maintained by the Corporation, as promptly as practicable following the Expiry Time or withdrawal and early termination of the Offer.

8. Mail Service Interruption

Notwithstanding the provisions of the Offering Documents, cheques, share certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques, share certificates and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the principal office of the Depositary in Toronto until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror will provide notice of any determination not to mail under this Section 8 as soon as reasonably practicable after the making of such determination and in accordance with Section 10 of the Offer, "Notice and Delivery". Notwithstanding Section 5 of the Offer, "Take up and Payment for Deposited

Shares'', cheques, share certificates or other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been mailed on the first day upon which they are available for delivery to the depositing Shareholder at the principal office of the Depositary in Toronto.

9. Dividends and Distributions

If, on or after the date of the Offer, the Corporation should split, combine or otherwise change any of the Shares or its capitalization, or disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, ''Conditions of the Offer'', make such adjustments as it deems appropriate to the terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such split, combination or other change.

Purchased Shares and Other Securities acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, hypothecs, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to all distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date of the Offer on, or in respect of, the Purchased Shares and Other Securities.

If, on or after the date of the Offer, the Corporation should declare, make or pay any dividend, distribution, payment, securities, rights, warrants, assets or other interests (in respect of Shares accepted for purchase pursuant to the Offer) which may be declared, paid, accrued, issued, distributed, made or transferred in respect of the Shares to the Shareholders for a record date which is prior to the date of transfer of such Shares into the name of the Offeror or its nominees or transferees on the share register maintained by or on behalf of the Corporation, then without prejudice to the Offeror's rights under Section 4 of the Offer, ''Conditions of the Offer'': (a) in the case of any cash distribution in respect of the Shares that does not exceed the cash purchase price per Share, the consideration payable per Share pursuant to the Offer will be reduced by the amount of any such distribution; and (b) in the case of any cash distribution in respect of the Shares that exceeds the cash purchase price per Share, or in the case of any non-cash dividend, distribution or payment, the whole of any such dividend, distribution or payment will be received and held by the depositing Shareholder for the account of and for the benefit of the Offeror and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution or payment and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed under ''Certain Canadian Federal Income Tax Considerations'' in the Offering Circular.

10. Notice and Delivery

Without limiting any other lawful means of giving notices, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to Shareholders if it is mailed by prepaid, first class mail to the registered Shareholders at their respective addresses appearing in the share register maintained by the Corporation, and will be deemed to have been received on the first Business Day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail service following mailing. In the event of any interruption of mail service, the Offeror intends to make reasonable efforts to disseminate the notice by other means such as publication. In the event that post offices are not open for the deposit of mail, or there is reason to believe there is or could be a disruption in all or any part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is given to the TSX for dissemination through their facilities or if it is published in a national newspaper or newspapers of general circulation or if it is given to Canada Newswire or an alternative wide-circulation newswire service.

The Corporation has provided the Offeror with a list of the names and addresses of its Shareholders and registered holders of all Convertible Securities for the purposes of disseminating the Offer and any required notices to such holders.

Unless post offices are not open for the deposit of mail, the Offering Documents will be mailed to registered Shareholders (and to registered holders of all Convertible Securities). In addition, the Offeror will use its reasonable efforts to furnish such documents to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the security holder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmission to beneficial owners of Shares when such list or listing is received.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered validly delivered unless and until they have been physically received at the Toronto office of the Depositary specified in the Letter of Transmittal. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered validly delivered unless and until they have been physically received at the particular office at the address indicated on the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

11. Market Purchases During the Offer Period

The Offeror reserves the right to, and may (to the extent permitted by applicable Law), acquire, or cause an affiliate to acquire, beneficial ownership of Shares by making purchases through the facilities of the TSX at any time prior to the Expiry Time. In no event will the Offeror make any such purchases of Shares until the third Business Day following the date of the Offer. The aggregate number of Shares beneficially acquired by the Offeror through the facilities of the TSX while the Offer is outstanding, if any, shall not exceed 5% of the outstanding Shares as of the date of the Offer, and the Offeror will issue and file a press release containing the information prescribed by Law after the close of business of the TSX on each day on which such Shares have been purchased. For purposes of this Section 11, "Offeror" includes the Offeror and any person or company acting jointly or in concert with the Offeror.

Subject to applicable Law, the Offeror reserves the right to make or enter into an arrangement, commitment or understanding while the Offer is outstanding to sell any Shares after the Expiry Time, although the Offeror has no current intention to do so.

12. Other Terms

The provisions of the Offering Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer. Together they constitute the take-over bid circular required under Securities Law.

Any or all of the terms and conditions of the Offer may be waived or modified (subject to applicable Law and the terms hereof) by the Offeror, without prejudice to any other right which the Offeror may have hereunder, by written notice or other communication confirmed in writing to the Depositary at its principal office in Toronto.

The Offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein.

No broker, dealer or other person has been authorized to give any information or make any representation on behalf of the Offeror in connection with the Offer and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, investment dealer or other person shall be deemed to be the agent of the Offeror, the Depositary, the Dealer Manager or the Information Agent for purposes of the Offer. In any jurisdiction where the Offer is required to be made by a licensed broker or investment dealer, brokers or investment dealers licensed under the Laws of such jurisdiction shall make the Offer on behalf of the Offeror.

The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offering Documents, the validity of any acceptance of the Offer and the validity of any withdrawals of Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Shares or notice of withdrawal of Shares and the due completion and execution of the Letter of Transmittal. The Offeror reserves the right to waive any defect in acceptance with respect to the Shares or any particular Share or any particular Shareholder. There shall be no obligation on the Offeror, Lonmin, the Dealer Manager, the Depositary or the Information Agent to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

This document does not constitute an offer to, or a solicitation of, any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of,

holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

Dated: April 14, 2005

LONMIN INVESTMENTS CANADA INC.

By: (Signed) BRAD MILLS
Name: Brad Mills
Title: President

OFFERING CIRCULAR

This Offering Circular is furnished in connection with the Offer dated April 14, 2005 by the Offeror to purchase all of the issued and outstanding Shares, including Shares which may become issued and outstanding pursuant to the exercise of any Convertible Securities, at a price of $2.66 in cash for each Share.

The terms and provisions of the Offer are incorporated into and form part of this Offering Circular and Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Defined terms used in the Offer are used in this Offering Circular with the same meaning unless the context otherwise requires.

Except as otherwise indicated, the information concerning the Corporation contained in the Offer and this Offering Circular has been taken from or based upon publicly available documents and records on file with Securities Authorities and other public sources. Although the Offeror has no knowledge that would indicate that any statements contained herein relating to the Corporation or taken from or based on such documents and records are untrue or incomplete, neither the Offeror nor Lonmin nor their respective officers or directors assumes any responsibility for the accuracy or completeness of the information relating to the Corporation contained herein or contained in such documents and records, or for any failure by the Corporation to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror.

THE OFFEROR AND LONMIN

The Offeror was incorporated under the CBCA on March 10, 2005 as 6360807 Canada Inc. and changed its name to ''Lonmin Investments Canada Inc.'' effective April 6, 2005. The Offeror's registered office is located at Suite 2800, 199 Bay Street, Commerce Court West, Toronto, Ontario M5L 1A9. The Offeror has been incorporated and organized solely for the purpose of making the Offer and has not carried on any activities to date other than those incidental to its formation and those relating to the making of the Offer. The Offeror is a wholly-owned subsidiary of Lonmin.

Lonmin is a public limited company incorporated under the laws of England and Wales with its registered office located at 4 Grosvenor Place, London, SW1X 7YL. Lonmin has a primary listing on the London Stock Exchange and a secondary listing on the JSE Securities Exchange, South Africa. ADRs representing Lonmin shares are also traded in the over-the-counter market in the United States.

Lonmin was incorporated on May 13, 1909 as the London and Rhodesian Mining Company Limited, and subsequently re-named and re-registered as Lonrho Plc. On May 7, 1998, the non-mining assets of Lonrho Plc were demerged into a newly created, publicly listed company, Lonrho Africa Plc. Lonrho Plc retained all of the mining assets and non-African businesses. On March 18, 1999, Lonrho Plc was renamed Lonmin Plc and a new era as a focused mining company began. After disposing of non-core activities in coal and gold mining, Lonmin has become a focused producer of PGMs.

Today, Lonmin has a market capitalization of approximately US$2.8 billion and is the third largest primary producer of platinum in the world, producing over 900,000 ounces of platinum and a similar number of ounces of other PGMs such as palladium and rhodium. Lonmin is the lowest cost integrated producer on South Africa's Bushveld Complex. Lonmin has over 35 years' experience of operating in South Africa in challenging mining conditions. The business plan of Lonmin envisages acceleration of its existing capital expansion programme to reach a sustainable output of 1.1 million ounces of primary mine platinum from 2010 onwards. Lonmin's business model utilises integrated smelting and refining capacity, so that it is not exposed to the costs of toll refining its output. Lonmin also has strong marketing relationships with its major customers, and turnover for the financial year ended September 30, 2004 exceeded US$1 billion.

In September 2004 Lonmin entered into a transaction under which its Black Economic Empowerment (BEE) partner, Incwala Resources (Pty) Limited, purchased an 18% stake in Lonmin's two operating subsidiaries, and Lonmin's interest in these companies rose from 73% to 82%. This step, together with initiatives underway within the business, should ensure that Lonmin is well advanced in taking the necessary steps to secure a New Order Mining Licence and thereby the future of its mining operations in South Africa.

Lonmin has the financial resources and operating expertise to address many of the issues facing the Corporation. In addition, Lonmin expects to capture valuable synergies through smelting the higher copper/nickel Messina concentrate at its smelters and through rationalization of head office costs.

THE CORPORATION

The Corporation was incorporated under the CBCA on June 24, 2004. Its head office is located at Suite 1402, 220 Bay Street, Toronto, Ontario M5J 2W4.

Effective September 1, 2004, SouthernEra completed the Reorganization pursuant to which its diamond business continued to be operated by the existing public company, which was renamed ''SouthernEra Diamonds Inc.'', while its platinum and gold businesses were thereafter carried on by a new public company, being the Corporation. In accordance with the Reorganization, every shareholder of SouthernEra on the effective date continued to hold one common share of the renamed entity, and received one common share of the Corporation for every common share of SouthernEra held.

The authorized capital of the Corporation consists of an unlimited number of common shares. The Offeror understands that as of April 8, 2005, there were 85,517,124 issued and outstanding Shares in the capital of the Corporation. The Shares are listed and posted for trading on the TSX under the symbol ''SPC''.

In addition, the Offeror understands that as of April 8, 2005 there were 6,025,000 SouthernEra Warrants outstanding under the Warrant Indenture. Under the terms of the Reorganization, holders of warrants of SouthernEra pursuant to the Warrant Indenture are entitled to rights to acquire common shares in the capital of the Corporation. Upon the exercise of each SouthernEra Warrant issued under the Warrant Indenture, the warrant holder shall acquire one common share in the capital of SouthernEra and one common share in the capital of the Corporation at an exercise price of $10.00, allocated as to $2.00 to SouthernEra and $8.00 to the Corporation.

On February 28, 2005, the Corporation issued 1,000,000 RMB Warrants to Rand Merchant Bank on behalf of the Bank Syndicate in exchange for the deferral of certain repayment obligations. A further 1,000,000 RMB Warrants were subsequently issued to Rand Merchant Bank on behalf of the Bank Syndicate to be exercisable following the presentation of a debt restructuring proposal to the Corporation. The RMB Warrants issued to Rand Merchant Bank on behalf of the Bank Syndicate are exercisable at a price of $2.15 per Share.

The Offeror understand that Options to acquire 4,249,500 common shares in the capital of the Corporation were outstanding as of April 8, 2005 at exercise prices ranging from $1.22-$6.08, as more fully described in the Directors' Circular.

Other than the Shares, Warrants and Options described in this section, the Offeror understands that no other securities of the Corporation were issued or outstanding as at April 8, 2005.

The Corporation is engaged in precious metals exploration (primarily of PGMs), mine development and mining activities internationally. The Corporation's primary asset is the Messina Platinum Project located in the Bushveld Igneous Complex, South Africa. The Corporation holds this asset through its 91.5% interest in Messina Limited, which is a South African company traded on the JSE Securities Exchange, South Africa. In addition, the Corporation and its 50 percent joint venture partner Mvelephanda Resources were awarded three new platinum properties in the vicinity of the Messina Platinum Project (known collectively as ''Dwaalkop'') in 2003. The Corporation is also involved in other exploration projects in South Africa and Gabon.

The Corporation faces a number of present and future challenges and uncertainties in relation to its operations and financing. The Messina operations are under considerable financial stress as a result of the strength of the South African Rand and the level and cost of its existing debt. Further, the Corporation has faced a number of difficulties in its operations, which have been aggravated by a relatively poor safety record and a challenging relationship with labour.

BACKGROUND TO THE OFFER

Lonmin first discussed a possible smelting and refining or other transaction with SouthernEra in mid-2004. Brad Mills, the Chief Executive Officer of Lonmin, and Patrick Evans, the President and Chief Executive Officer of SouthernEra, met in Johannesburg, South Africa in August, 2004 to further these discussions. On August 20, 2004, Lonmin and SouthernEra entered into a confidentiality agreement, whereby SouthernEra agreed to provide Lonmin with certain operating and financial information in order to evaluate whether a transaction was possible.

Pursuant to the Reorganization effective September 1, 2004, SouthernEra was split into two separate entities: the Corporation and SouthernEra. Lonmin continued its dialogue with management in respect of possible transactions. Between September 6, 2004 and September 10, 2004, Lonmin visited the Corporation's primary mining asset, the Messina mine in South Africa, to conduct on-site due diligence. During this period, the Corporation provided Lonmin

with information about the Messina mine operation, including reserves, operations, plans, budgets, financial results and contractual obligations.

Subsequent to the Messina mine visit, regular discussions ensued between representatives of Lonmin, including Ian Farmer, Chief Strategic Officer, and Albert Jamieson, Vice President Business Development, Lonmin Platinum, and representatives of the Corporation, including Patrick Evans, Mark Rosslee, Senior Vice President and Chief Financial Officer, and Alasdair McPhee, Executive Vice President — Africa. As a result of these discussions and ongoing analysis, Lonmin sent a letter on October 6, 2004 to Patrick Evans proposing, among other things, a transaction under which Lonmin would acquire 100% of the issued and outstanding capital of the Corporation. In order to consider the offer, a sub-committee of the board of directors of the Corporation was established. In addition, the Corporation retained financial and legal advisors. Further discussions and meetings took place between Lonmin and the Corporation, which were followed by a period when there were few direct discussions between the parties. During this period Lonmin refined its view of what it required to complete a transaction with the Corporation that it believed would be beneficial to the Lonmin group, and the Corporation evaluated what other possible transactions were available to the Corporation.

In its due diligence review, Lonmin became of the view that there was value leakage in connection with the Impala Off-take Agreement. With the consent of the Corporation, Lonmin engaged in discussions directly with Impala. On January 28, 2005, Lonmin reached agreement in principle with Impala on the purchase of the Impala Off-take Agreement, subject to Lonmin successfully acquiring 100% of the issued and outstanding shares in the capital of the Corporation. Lonmin will pay IRSPL the SAR equivalent of US$15 million for the Impala Off-take Agreement plus deliveries of fixed quantities of metals in concentrate will continue to IRSPL for a period of approximately 16 months from February 1, 2005.

The Messina operations are under considerable financial stress. Again with the consent of the Corporation, Lonmin engaged in discussions directly with the Bank Syndicate relating to a possible transaction between the Corporation and Lonmin. In light of the Offer, the Bank Syndicate agreed to consider granting deferment in the event of Messina being in breach of financial covenants until the conclusion of the acquisition by Lonmin.

On January 31, 2005 Lonmin wrote to the Corporation and on February 2, 2005 representatives of Lonmin met with representatives of the Corporation, to deliver a new proposal to acquire all of the Shares, which was conditional on further due diligence. Lonmin conducted further due diligence on the Corporation and on March 15, 2005 submitted an offer to purchase all of the Shares for a price of $2.60 per Share, which offer had an initial expiry date of March 17, 2005. This offer had been approved by the board of directors of Lonmin and was not subject to further due diligence, but was subject to the Corporation agreeing to the terms of a pre-acquisition agreement submitted with the offer. Over the next several days the Special Committee met to consider Lonmin's offer and engaged Lonmin in negotiations on the terms of the pre-acquisition agreement, including the offer price per Share and the break fee. The parties finally agreed upon a price of $2.66 per Share and a break fee of $6 million. The Special Committee and the SPC Board obtained advice from their financial advisor, RBC Dominion Securities Inc., that the consideration under the Offer was fair, from a financial point of view, to the Shareholders, and obtained advice from their legal counsel with respect to the terms of the proposed pre-acquisition agreement. On March 21, 2005 the Special Committee unanimously recommended to the SPC Board that Lonmin's offer be accepted, and the SPC Board unanimously agreed to accept the offer and recommend that all Shareholders tender their Shares to the offer. On March 22, 2005 the Corporation entered into the Pre-Acquisition Agreement with Lonmin and the Offeror relating to the Offer.

In light of the present and future challenges and uncertainties facing the Corporation, Lonmin and the Offeror believe that the Offer provides Shareholders with an attractive opportunity to obtain the maximum value for their investment in the Corporation. The Offer provides a solution to the operating and financial risks facing the Corporation and its Shareholders. Further, Shareholders who tender their Shares to the Offer will receive 100% cash consideration with low transaction execution risk.

AGREEMENTS RELATING TO THE OFFER

Pre-Acquisition Agreement

The Corporation, Lonmin and the Offeror have entered into the Pre-Acquisition Agreement pursuant to which, subject to the conditions set forth therein, the Offeror has agreed to make the Offer. The Corporation has represented to Lonmin and the Offeror in the Pre-Acquisition Agreement, among other things, that the SPC Board has received advice

from its financial advisor that the consideration under the Offer is fair from a financial point of view to the Shareholders, and the SPC Board has unanimously (i) approved the entering into of the Pre-Acquisition Agreement by the Corporation, (ii) determined that the Offer is in the best interests of the Corporation and its Shareholders, and (iii) determined to recommend that Shareholders accept the Offer.

Pursuant to the Pre-Acquisition Agreement, the Corporation is permitted to purchase all outstanding Options with an exercise price less than $2.66 for cancellation immediately after the Take-up Date for an amount equal to the amount by which $2.66 is greater than the exercise price of the relevant Option, on the condition that any person accepting such offer agrees to surrender their remaining unexercised Convertible Securities to the Corporation for cancellation for no consideration effective immediately after the Take-up Date. In addition, the Corporation has agreed that, prior to the Take-up Date, the SPC Board shall have adopted a resolution whereby the time for the exercise of the Options, and the time for fulfilment of any conditions or restrictions of such exercise, shall be accelerated to immediately after the Take-up Date.

Until the Take-up Date or the earlier termination of the Pre-Acquisition Agreement, the Corporation has agreed to, and to cause each of its subsidiaries to, conduct its and their respective businesses only in, and not to take any action except in, the usual, ordinary and regular course of business. The Corporation is also specifically prohibited from taking certain actions without the consent of the Offeror, including issuing any securities or incurring any indebtedness other than in the ordinary course. However, Lonmin has agreed to provide or cause a third party to provide the Corporation with adequate working capital, to a maximum of US$5 million, to allow the Corporation to operate from the date of the Pre-Acquisition Agreement until the Take-up Date.

The Corporation has agreed not to, and to cause each of its subsidiaries not to, (a) solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation or continuation of any inquiries or proposals regarding any Acquisition Proposal, and (b) subject to certain exceptions, provide any material non-public information to, continue or participate in any discussions or negotiations relating to any such transactions with, or otherwise co-operate with or assist or facilitate, encourage or participate in any effort to take such action by, any person. These restrictions do not, however, prevent the SPC Board from responding to or recommending to the Shareholders a Superior Proposal.

Provided that there has been no breach of the Pre-Acquisition Agreement by Lonmin or the Offeror, the Corporation is obligated to pay the Offeror the amount of $6 million (the "Termination Fee") in circumstances where (a) the SPC Board has withdrawn or, in any manner adverse to the Offeror, redefined, modified or changed its recommendation of the Offer (or resolved to do so) prior to the Expiry Time, (b) a *bona fide* Acquisition Proposal for the Shares is publicly announced or commenced and the SPC Board shall have failed to reaffirm and maintain its recommendation of the Offer within four Business Days after the announcement or commencement of the Acquisition Proposal, (c) the SPC Board shall have recommended that the Shareholders deposit their Shares under, vote in favour of, or otherwise accept, an Acquisition Proposal, (d) the Corporation shall have entered into an agreement (other than a confidentiality agreement in agreed form) with any person with respect to an Acquisition Proposal prior to the Expiry Time, (e) an Acquisition Proposal is publicly announced, proposed, offered or made to the Shareholders or to the Corporation prior to the Expiry Time and upon the Expiry Time the Minimum Condition has not been satisfied, and, on or prior to the date which is 12 months after the Expiry Time, the Corporation shall have entered into any agreement in respect of an Acquisition Proposal, or (f) the Corporation fails to comply fully with, in all material respects, or breaches, in any material respect, any of its representations, warranties or covenants made in the Pre-Acquisition Agreement.

The Corporation has agreed not to enter into any agreement (other than a confidentiality agreement in agreed form) regarding a Superior Proposal without providing the Offeror with an opportunity of not less than five Business Days to amend the Pre-Acquisition Agreement to provide at least as favourable terms as those to be included in any agreement relating to the Superior Proposal. The Corporation has covenanted to provide the Offeror with all material terms and conditions of any agreement relating to a Superior Proposal at least five Business Days prior to its proposed execution of any such agreement.

In addition, the Corporation has represented to the Offeror that the SPC Board has resolved, effective the date of this Offer, to waive the application of the Rights Plan to the Offer and to any other actions taken by the Offeror in furtherance of acquiring all of the issued and outstanding Shares. The Rights Plan provides for the issue to Shareholders of rights to acquire Shares of the Corporation at a 50% discount to the market price of the Shares unless a take-over bid is made in accordance with certain prescribed rules and the directors of the Corporation have the power to

waive the application of the Rights Plan to particular take-over bids. Shareholders are referred to the document described in the definition of ''Rights Plan'' for a summary of the Rights Plan.

The Pre-Acquisition Agreement may be terminated in limited circumstances, including (a) by the Corporation, if the Offeror has not taken up and paid for the Shares deposited under the Offer on or before the date which is 120 days following the date of the Offer, (b) by the Offeror in the event that the Termination Fee referred to above becomes payable, (c) by the Corporation or the Offeror, in the event that the other shall not have complied with or performed, in all material respects, its respective covenants and obligations contained in the Pre-Acquisition Agreement, or any representations or warranties of the other are not true and correct, in all material respects, at or prior to the Expiry Time, and (d) by mutual consent of the parties.

Lock-up Agreements

The Offeror has entered into the Lock-up Agreements with each of the Locked-up Shareholders pursuant to which each Locked-up Shareholder has agreed to deposit under the Offer the Shares owned by him (representing in the aggregate approximately 2% of the issued and outstanding Shares), and not withdraw them except in limited circumstances.

Each of the Locked-up Shareholders agrees (a) to tender (or caused to be tendered) the Shares held by him to the Offer, (b) to vote (or caused to be voted) the Shares held by him at any meeting of Shareholders called to propose a resolution or transaction which would in any manner frustrate, prevent, delay or nullify the Offer or any of the other transactions contemplated by the Pre-Acquisition Agreement, against such resolution or transaction, except to the extent that any such resolution or transaction shall have been approved or recommended by the SPC Board, (c) not to sell, assign, convey, encumber or otherwise dispose of any of the Shares held by him or enter into any contract, option or other arrangement in respect thereto, and (d) to execute and deliver, or cause to be executed and delivered, such additional or further consents, documents or other instruments as the Offeror may reasonably request for the purpose of effectively carrying out the matters contemplated by the Lock-up Agreement.

In the event that a Superior Proposal is made, unless the Offeror amends the Offer to at least match such Superior Proposal within five Business Days of the Superior Proposal being made, a Locked-up Shareholder shall no longer be required to tender his Shares to the Offer and may withdraw any such Shares tendered to the Offer, and the Locked-up Shareholder may tender his Shares to the Superior Proposal. Further, in the event that fewer than 50.01% of the Shares are tendered to the Offer and the Offeror waives the Minimum Condition to take up the Shares that have been tendered, each Locked-up Shareholder shall be entitled to withdraw his Shares tendered to the Offer.

Each of the Locked-up Shareholders also agrees (a) not to solicit, initiate, facilitate, promote or encourage proposals or offers from, or entertain, enter into or continue discussions or negotiations with, directly or indirectly, any person other than the Offeror relating to his Shares or concerning any transaction involving the Corporation or any of its subsidiaries, and (b) not to initiate, propose, assist or participate in any solicitation of shareholders of the Corporation, nor to induce or attempt to induce any other person to initiate any transaction which may reduce the likelihood of the Offer being successfully completed.

PURPOSE OF THE OFFER AND PLANS FOR THE CORPORATION

Purpose of the Offer

The operations of the Corporation are a natural addition to the operations of Lonmin. Lonmin believes that it can bring its strong financial resources and extensive operational expertise to bear on the Messina operations to improve the near-term performance and to maximize future growth through the Greater Messina resource base. The purpose of the Offer is to enable the Offeror to acquire all of the issued and outstanding Shares.

If the Offeror takes up and pays for Shares deposited pursuant to the Offer, the Offeror intends to use all reasonable efforts to the extent permitted by applicable Law to seek to acquire, directly or indirectly, all of the remaining Shares not deposited under the Offer by a Compulsory Acquisition or a Subsequent Acquisition Transaction. See ''Acquisition of Shares Not Deposited''. If the Minimum Condition is satisfied, the Offeror should own sufficient Shares to effect a Subsequent Acquisition Transaction.

Plans for the Corporation

If the Offer is successful, the Offeror intends to conduct a detailed review of the Corporation and its operations, assets, corporate structure, capitalization, policies, management and personnel to determine what changes, if any, would be desirable in light of such review and the circumstances which then exist.

Pursuant to the Pre-Acquisition Agreement, the directors of the Corporation have agreed to resign as directors of the Corporation and its subsidiaries in the event that Lonmin acquires more than 50% of the Shares. Lonmin and the Offeror intend to have their nominees appointed directors of the Corporation and its subsidiaries, and to bring the Corporation and its subsidiaries under the management of Lonmin personnel. At the operations level, Lonmin will review the existing personnel and determine which personnel to retain and where the appointment of new personnel would be in the best interests of the project. To the extent possible, Lonmin expects to integrate the support and other operations of the Corporation and its subsidiaries into the operations of Lonmin to improve efficiencies and reduce overhead. In reviewing the corporate structure of the Corporation, Lonmin may integrate the exploration projects currently held by the Corporation into Lonmin's corporate structure.

Lonmin conducted its initial technical due diligence on the Voorspoed mine in September 2004, assisted by international mining consultants and others. Lonmin's overall view is that the operations of the Corporation and its subsidiaries require the support of a stronger balance sheet and greater depth of technical expertise to effect the changes required for a sustainable, more efficient (lower unit cost) and profitable mine. Lonmin believes that, as the grades on properties contiguous with Voorspoed are lower than those at Voorspoed, phased expansion will have to be engineered for greater capital efficiency, whilst maximising operating cost efficiencies from the outset through application of the most appropriate mining methods.

Lonmin will also use its balance sheet to address the level and the cost of debt servicing currently facing the Corporation. Further, Lonmin will bring its extensive knowledge and experience to the mining operations to improve safety, upgrade training and increase productivity.

Lonmin has entered into an agreement in principle with Impala to purchase the Impala Off-take Agreement if the Offer is successful and is in the process of finalizing definitive agreements. Such purchase will involve Lonmin paying IRSPL the SAR equivalent of US$15 million plus deliveries of fixed quantities of metals in concentrate will continue to IRSPL for a period of approximately 16 months from February 1, 2005. The IRSPL fees will be no more onerous to Messina than the current fees. Once having satisfied the cumulative supply to IRSPL, Lonmin will process all concentrate from the Messina operations.

If permitted by applicable Law, subsequent to the completion of the Offer and a Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, the Offeror intends to delist the Shares from the TSX and, if there are fewer than 15 security holders of the Corporation in any province, to cause the Corporation to cease to be a reporting issuer under the applicable Securities Laws. See ''Effect of the Offer on Market for Shares and Stock Exchange Listings''.

HOLDINGS OF SHARES BY LONMIN, THE OFFEROR AND THEIR AFFILIATES AND ASSOCIATES

None of Lonmin, the Offeror or any director or senior officer of Lonmin or the Offeror or, to the knowledge of the directors and senior officers of Lonmin and the Offeror, after reasonable enquiry, any person or company holding more than 10% of any class of the equity securities of Lonmin or the Offeror, any person acting jointly or in concert with Lonmin, the Offeror or any associate of any director or senior officer of Lonmin or the Offeror, owns (beneficially or otherwise), or exercises control or direction over, directly or indirectly, any securities of the Corporation. To the knowledge of the directors and senior officers of Lonmin and the Offeror, after reasonable enquiry, none of the persons or companies referenced above has traded any securities of the Corporation during the six-month period preceding the date of this Offer.

To the knowledge of the directors and senior officers of Lonmin and the Offeror, other than Sonset Managers (which holds approximately 12.3% of the Shares), no person owns (beneficially or otherwise), directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding Shares.

MATERIAL CHANGES IN THE AFFAIRS OF THE CORPORATION

Except as described herein and as publicly disclosed by the Corporation, the Offeror and the directors and officers of the Offeror are not aware of any information which indicates that any material or major change has occurred in the affairs, financial position or prospects of the Corporation since the date of its financial statements for the period ended December 31, 2004. The Offeror has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

PRICE RANGE AND TRADING VOLUME OF SHARES

The Shares are listed and traded on the TSX. The following table sets forth, for the periods indicated, the reported high and low sales prices and the aggregate volume of trading of the Shares on the TSX. The Shares only began trading in September, 2004 (after the Reorganization creating two separate publicly-traded companies: the Corporation and SouthernEra).

Price Range and Trading Summary Period	TSX		
	High	Low	Volume
October 2004	2.23	1.85	18,373,476
November 2004	2.60	1.87	12,235,036
December 2004	2.50	2.02	3,958,878
January 2005	2.47	1.92	7,858,308
February 2005	2.83	2.19	7,051,739
March 2005	2.85	2.40	39,546,555
April (to April 12) 2005	2.55	2.49	9,068,708

The Offer was first announced on March 22, 2005. The closing price of the Shares on the TSX on March 21, 2005, the last day on which the Shares traded prior to such announcement, was $2.72. The consideration payable under the Offer is approximately 2% less than the March 21, 2005 closing price, but represents a premium of 39% to the closing price on November 23, 2004, being the last trading day prior to the Corporation's announcement that it was in continuing discussions with its lenders to arrange the restructuring of the Messina project debt facility and that, in parallel, the Corporation was in discussions with various other parties, including major platinum companies, on a wide range of alternatives to replace or eliminate its syndicated project debt facility.

PREVIOUS DISTRIBUTIONS

To the knowledge of the Offeror, since the date of its incorporation, the Corporation has made no distributions of Shares other than Shares issued in connection with the Reorganization and Shares issued pursuant to the exercise of options, warrants and conversion rights.

BENEFITS FROM THE OFFER

To the knowledge of the Offeror, there are no direct or indirect benefits of accepting or refusing to accept the Offer that will accrue to any director or senior officer of the Corporation, to any associate of a director or senior officer of the Corporation, to any person or company holding more than 10% of any class of equity securities of the Corporation or to any person or company acting jointly or in concert with the Offeror, other than those that will accrue to Shareholders generally. The Offeror understands that the directors and certain senior officers of the Corporation are to receive certain payments upon the completion of the Offer under the terms of their contractual arrangements with the Corporation or in consideration for their services as independent directors or members of the Special Committee. These are described in the Directors' Circular.

SOURCE OF FUNDS FOR PAYMENT

The Offeror estimates that, if it acquires all of the Shares under the Offer, the total amount of funds required to purchase such Shares will be approximately $230 million. As at the date hereof, Lonmin has cash reserves and committed bank facilities sufficient to provide the Offeror with the funds required to pay the consideration in full and to pay all related fees and expenses, and Lonmin will make such funds available to the Offeror prior to the Expiry Time.

EFFECT OF THE OFFER ON MARKET FOR SHARES AND STOCK EXCHANGE LISTING

The purchase of Shares by the Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly, as well as the number of Shareholders and, depending on the number of holders depositing and the number of Shares purchased under the Offer, could adversely affect the liquidity and market value of the remaining Shares held by the public.

The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the delisting of the Shares from such exchange. Among such criteria are the number of Shareholders, the number of Shares publicly held and the aggregate market value of the Shares publicly held. Depending on the number of Shares purchased pursuant to the Offer, it is possible that the Shares would fail to meet the criteria for continued listing on the TSX. If the Offeror acquires a sufficient number of Shares under the Offer and/or a Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause the Corporation to request the TSX to delist the Shares.

After the purchase of the Shares under the Offer, the Corporation may cease to be subject to the public reporting and proxy solicitation requirements of the CBCA and applicable Securities Laws. Furthermore, it may be possible for the Corporation to request the elimination of the public reporting requirements of any province where a small number of Shareholders reside. If permitted by applicable Law, subsequent to the completion of the Offer (and a Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary), the Offeror intends to delist the Shares from the TSX and, if there are fewer than 15 security holders of the Corporation in any province, the Offeror intends to cause the Corporation to cease to be a reporting issuer under applicable Securities Laws.

DIVIDEND POLICY

According to publicly available information, the Corporation has not paid any dividends on its Shares to date and does not have any current intention to pay dividends on the Shares. Pursuant to the provisions of the Pre-Acquisition Agreement, the Corporation has agreed not to declare, set aside or pay any dividends or other distributions payable in cash, stock, property or otherwise with respect to the Shares or the shares of any of its subsidiaries.

COMMITMENTS TO ACQUIRE SECURITIES

Except pursuant to the Offer, to the knowledge of the directors and senior officers of the Offeror, after reasonable inquiry, no securities of the Corporation are covered by any commitments made by (a) the Offeror or its directors or senior officers, (b) any associate of a director or senior officer of the Offeror, (c) any person acting jointly or in concert with the Offeror or (d) any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of the Offeror, to acquire any equity securities of the Corporation.

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

Except as otherwise disclosed under the heading "Agreements Relating to the Offer" in this Offering Circular, (a) there are no arrangements, agreements, commitments or understandings made or proposed to be made between the Offeror and any of the directors or senior officers of the Corporation and no payments or other benefits are proposed to be made or given by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful, and (b) there are no contracts, arrangements or understandings, formal or informal, between the Offeror and any securityholder of the Corporation with respect to the Offer.

ACCEPTANCE OF THE OFFER

Except as otherwise disclosed under the heading "Agreements Relating to the Offer — Lock-up Agreements" in this Offering Circular, the Offeror has not entered into any lock-up agreements with any Shareholder with respect to the Offer and has no knowledge regarding whether any Shareholder will accept the Offer.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Offeror, the following is a summary of the principal income tax considerations under the Tax Act generally applicable to a Shareholder who sells Shares pursuant to the Offer or otherwise disposes of Shares pursuant to certain transactions described under the heading "Acquisition of Shares Not Deposited". For the purposes of this summary, a reference to "Shares" includes any Rights associated with such Shares unless otherwise stated.

This summary is based on the current provisions of the Tax Act, the regulations thereunder and counsel's understanding of the administrative and assessing practices of the CRA publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof, although there is no certainty that such proposals will be enacted in the form proposed, if at all. The summary does not otherwise take into account or anticipate any changes in Law, whether by judicial, governmental or legislative decision or action or changes in administrative or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those discussed herein.

This summary is not exhaustive of all Canadian federal income tax considerations. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder, and no representations with respect to the tax consequences to any particular holder are made to any particular Shareholder for which the Offer is being made. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax Laws of any country, province, territory, state or local tax authority.

Shareholders Resident in Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is, or is deemed to be, resident in Canada, deals at arm's length with the Corporation and the Offeror, is not affiliated with the Corporation or the Offeror, and holds the Shares as capital property (a ''Resident Shareholder''). The Shares will generally be considered capital property to a Shareholder unless the Shareholder holds the Shares in the course of carrying on business, or the Shareholder has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain Shareholders whose Shares might not otherwise qualify as capital property may, in certain circumstances, treat the Shares (but not the Rights) as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. The Tax Act contains certain provisions relating to securities held by certain financial institutions (the ''mark-to-market rules''). This summary does not take into account those mark-to-market rules and any Shareholders that are ''financial institutions'' for the purpose of those rules should consult their own tax advisors.

Sale Pursuant to the Offer

A Resident Shareholder who disposes of Shares pursuant to the Offer will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the adjusted cost base of the Shares to the Resident Shareholder and any reasonable expenses incurred by the Resident Shareholder for the purpose of the disposition.

A Resident Shareholder will be required to include one-half of the amount of any resulting capital gain (a ''taxable capital gain'') in income, and will be allowed to deduct one-half of the amount of any resulting capital loss (an ''allowable capital loss'') against taxable capital gains realized in the year of disposition subject to and in accordance with certain provisions of the Tax Act. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back up to three taxation years or forward indefinitely and deducted against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act. Any such capital loss otherwise determined resulting from the disposition of Shares may, in certain circumstances, be reduced by the amount of certain dividends previously received or deemed to have been received on such shares, to the extent and under the circumstances described in the Tax Act.

A ''Canadian-controlled private corporation'' (as defined in the Tax Act) may be liable to pay an additional $6\frac{2}{3}\%$ refundable tax on certain investment income, including taxable capital gains.

Capital gains realized by an individual or a trust, other than certain specified trusts, may be subject to alternative minimum tax. Resident Shareholders should consult their own tax advisors with respect to alternative minimum tax provisions.

Compulsory Acquisition of Shares

As described under ''Acquisition of Shares Not Deposited — Compulsory Acquisition'', the Offeror may, in certain circumstances, acquire Shares not deposited under the Offer pursuant to statutory rights of purchase under the

CBCA. The tax consequences to a Resident Shareholder of a disposition of Shares in such circumstances generally will be as described above under ''Sale Pursuant to the Offer''.

A Resident Shareholder who elects to receive the fair value for the holder's Shares will be considered to have disposed of the Shares for proceeds of disposition equal to the amount received by the Resident Shareholder less the amount of any interest awarded by the court and will realize a capital gain (or a capital loss) in the manner, and subject to the treatment described above under ''Sale Pursuant to the Offer''. Any interest awarded to the Resident Shareholder by the court will be included in the Resident Shareholder's income for the purposes of the Tax Act.

Subsequent Acquisition Transaction

As described under ''Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction'', if the Offeror does not acquire all of the Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Shares. As described under ''Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction'', it is the Offeror's current intention that the consideration offered under any Subsequent Acquisition Transaction would be identical to the consideration offered under the Offer. The tax treatment of a Subsequent Acquisition Transaction to a resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.

A Subsequent Acquisition Transaction could be implemented by means of an amalgamation of the Corporation with the Offeror and/or one or more of its affiliates pursuant to which Shareholders who have not deposited their Shares under the Offer would have their Shares exchanged on the amalgamation for redeemable preference shares of the amalgamated corporation (''Redeemable Shares'') which would then be immediately redeemed for cash. Such a holder would not realize a capital gain or capital loss as a result of the exchange, and the cost of the Redeemable Shares received would be the aggregate of the adjusted cost base of the Shares to the holder immediately before the amalgamation. Upon the redemption of the Redeemable Shares, the holder thereof would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to the holders of such shares that are corporations as discussed below) equal to the amount by which the redemption price of the Redeemable Shares exceeds their paid-up capital for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for purposes of computing any capital gain or capital loss arising on the redemption of such shares. A capital loss arising upon the redemption of a Redeemable Share may be reduced by dividends previously received or deemed to have been received thereon or on Shares for which they were exchanged to the extent and under the circumstances described in the Tax Act.

Subsection 55(2) of the Tax Act provides that where a Resident Shareholder that is a corporation is deemed to receive a dividend, in certain circumstances, the deemed dividend may be treated as proceeds of disposition of the Redeemable Shares for the purpose of computing the Resident Shareholder's capital gain. Accordingly, corporate Resident Shareholders should consult their own tax advisors for specific advice with respect to the potential application of this provision in computing the holder's capital gain on the redemption of Redeemable Shares described above. Subject to the potential application of this provision, dividends deemed to be received by a Resident Shareholder which is a corporation as a result of the redemption of the Redeemable Shares will be included in computing income, but normally will also be deductible in computing its taxable income unless the corporation is a ''specified financial institution'' (as defined in the Tax Act). Dividends deemed to be received on the Redeemable Shares by a specified financial institution may not be deductible in computing its taxable income if the term preferred share rules in the Tax Act are applicable. Corporations that may be affected by such rules should consult their own tax advisors.

A Resident Shareholder that is a ''private corporation'' or a ''subject corporation'' (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% on dividends deemed to be received on the Redeemable Shares to the extent that such dividends are deductible in computing such corporation's taxable income.

In the case of a Resident Shareholder who is an individual (including a trust), dividends deemed to be received as a result of the redemption of the Redeemable Shares will be included in computing the Resident Shareholder's income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation.

Under the current administrative practice of the CRA, Resident Shareholders who exercise their right of dissent in respect of an amalgamation should be considered to have disposed of their Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Shareholder therefor, other than any interest awarded by the court. Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Resident Shareholder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Resident Shareholders should consult with their own tax advisors in this regard.

As an alternative to the amalgamation discussed herein, the Offeror may propose an arrangement, consolidation, capital reorganization, reclassification, continuance or other transaction, the tax consequences of which may differ from those arising on the sale of Shares under an Offer or an amalgamation involving the Corporation. No opinion is expressed herein as to the tax consequences of any such transaction to a Resident Shareholder.

Shareholders Not Resident in Canada

The following portion of the summary is generally applicable to a Shareholder who at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is not resident, nor deemed to be resident, in Canada, deals at arm's length with the Corporation and the Offeror, is not affiliated with the Corporation or the Offeror, holds Shares as capital property and does not use or hold, and is not deemed to use or hold, the Shares in connection with carrying on a business in Canada (a ''Non-resident Shareholder''). The Tax Act contains provisions relevant to a non-resident insurer for whom the Shares are ''designated insurance property'' which this summary does not take into account. Accordingly such Shareholders should consult their own tax advisors.

Sale Pursuant to the Offer

A Non-resident Shareholder of Shares that do not constitute ''taxable Canadian property'' will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Shares to the Offeror under the Offer. Generally, Shares will not constitute taxable Canadian property to a Non-resident Shareholder at a particular time, provided that such Shares are listed on a prescribed stock exchange (which currently includes the TSX) at that time and provided that at no time during the 60 month period immediately preceding the disposition, the Non-resident Shareholder, persons with whom the Non-resident Shareholder does not deal at arm's length, or the Non-resident Shareholder together with such persons, owned 25% or more of the shares of any class or series of the Corporation. Shares may also be deemed to constitute taxable Canadian property in certain circumstances under the Tax Act. A Non-resident Shareholder's capital gain (or capital loss) in respect of Shares that constitute or are deemed to constitute taxable Canadian property (and are not ''treaty-protected property'' as defined in the Tax Act) will generally be computed in the manner described above under ''Shareholders Resident in Canada — Sale Pursuant to the Offer'', and any such capital gain realized by the Non-resident Shareholder may be subject to tax under the Tax Act.

Even if the Shares are taxable Canadian property to a Non-resident Shareholder, a taxable capital gain or an allowable capital loss resulting from the disposition of the Shares will not be included in computing the Non-resident Shareholder's income for the purposes of the Tax Act if the Shares constitute ''treaty-protected property''. Shares owned by a Non-resident Shareholder will generally be treaty-protected property of such Non-resident Shareholder if the gain from the disposition of such property by such Non-resident Shareholder would, because of an applicable income tax treaty, be exempt from tax under the Tax Act.

Compulsory Acquisition

A Non-resident Shareholder whose Shares do not constitute ''taxable Canadian property'' will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Shares pursuant to the Offeror's statutory rights of purchase described under ''Acquisition of Shares Not Deposited — Compulsory Acquisition''. Where a Non-resident Shareholder receives interest in connection with the exercise of the right to demand payment of the fair value of the holder's Shares under a Compulsory Acquisition, such interest will be subject to Canadian withholding tax under the Tax Act at the rate of 25%. Such rate of withholding may be reduced under the provisions of an applicable tax treaty. In addition, if the Shares are not listed on a prescribed stock exchange at the time of disposition, the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-resident Shareholder; and the Shares will be taxable Canadian property to the Non-resident Shareholder resulting in liability for tax on capital gains unless the Shares constitute ''treaty protected property'' as described above.

Shareholders whose Shares are being compulsorily acquired should consult their own tax advisors for advice, having regard to their particular circumstances.

Subsequent Acquisition Transaction

As described under "Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction", if the Offeror does not acquire all of the Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Shares. The tax treatment of a Subsequent Acquisition Transaction to a Non-resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. A Non-resident Shareholder may realize a capital gain or a capital loss and/or a deemed dividend. Dividends paid or deemed to be paid to a non-resident will be subject to Canadian withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable income tax treaty. In addition, if the Shares are not listed on a prescribed stock exchange at the time of disposition, the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-resident Shareholder; and the Shares will be taxable Canadian property to the Non-resident Shareholder resulting in liability for tax on capital gains unless the Shares constitute "treaty protected property" as described above.

Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Shares acquired pursuant to such a transaction.

MARKET PURCHASES OF SHARES

The Offeror reserves the right to, and may, acquire, or cause an affiliate to acquire, beneficial ownership of Shares by making purchases through the facilities of the TSX, subject to applicable Law, at any time prior to the Expiry Time. In no event will the Offeror make any such purchases of Shares until the third Business Day following the date of the Offer. The aggregate number of Shares beneficially acquired by the Offeror through the facilities of the TSX while the Offer is outstanding shall not exceed 5% of the outstanding Shares as of the date of the Offer, and the Offeror will issue and file a press release containing the information prescribed by Law after the close of business of the TSX on each day on which such Shares have been purchased. For these purposes, "Offeror" includes the Offeror and any person or company acting jointly or in concert with the Offeror.

Subject to applicable Law, the Offeror reserves the right to make or enter into an arrangement, commitment or understanding while the Offer is outstanding to sell any Shares after the Expiry Time, although the Offeror has no current intention to do so.

ACQUISITION OF SHARES NOT DEPOSITED

Compulsory Acquisition

Section 206 of the CBCA permits an offeror to acquire shares not deposited to an offer for all of the shares of a particular class of shares of a corporation if, within 120 days after the date of the offer, the offer is accepted by holders of not less than 90% of the shares to which the offer relates, other than shares held by or on behalf of the offeror or an affiliate or associate (as such terms are defined in the CBCA) of the offeror.

If, within 120 days after the date hereof, the Offer has been accepted by holders of not less than 90% of the Shares on a fully diluted basis, other than Shares held on the date hereof by or on behalf of the Offeror and its affiliates and associates (as such terms are defined in the CBCA), and such deposited Shares have been taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Shares not deposited under the Offer on the same terms as the Shares acquired under the Offer pursuant to the provisions of section 206 of the CBCA (a "Compulsory Acquisition").

To exercise such statutory right, the Offeror must give notice (the "Offeror's Notice") to each Shareholder who did not accept the Offer (and each person who subsequently acquires any such Shares) (in each case, an "Offeree") of such proposed acquisition on or before the earlier of 60 days from the date of termination of the Offer and 180 days from the date of the Offer. Within 20 days of giving the Offeror's Notice, the Offeror must pay or transfer to the Corporation the consideration the Offeror would have to pay or transfer to the Offerees if they had elected to accept the Offer, to be held in trust for the Offerees. In accordance with section 206 of the CBCA, within 20 days after receipt of the Offeror's Notice, each Offeree must send the certificates representing the Shares held by such Offeree to the Corporation and must elect either to transfer such Shares to the Offeror on the terms of the Offer or to demand payment of the fair value of such Shares held by such holder by so notifying the Offeror within 20 days after the Offeree receives the Offeror's Notice. An Offeree who does not, within 20 days after the Offeree receives the Offeror's Notice, notify the Offeror that the Offeree is electing to demand payment of the fair value of the Offeree's Shares is deemed to have elected to transfer such Shares to the Offeror on the same terms that the Offeror acquired Shares from

Shareholders who accepted the Offer. If an Offeree has elected to demand payment of the fair value of such Shares, the Offeror may apply to a court having jurisdiction to hear an application to fix the fair value of such Shares of such Offeree. If the Offeror fails to apply to such court within 20 days after it made the payment or transferred the consideration to the Corporation referred to above, the Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If there is no such application made by the Offeree within such period, the Offeree will be deemed to have elected to transfer such Shares to the Offeror on the terms that the Offeror acquired Shares from Shareholders who accepted the Offer. Any judicial determination of the fair value of the Shares could be more or less than the amount paid pursuant to the Offer.

The foregoing is a summary only of the right of Compulsory Acquisition that may become available to the Offeror and is qualified in its entirety by the provisions of section 206 of the CBCA. Section 206 of the CBCA is complex and requires strict adherence to notice and timing provisions, failing which an Offeree's rights may be lost or altered. Shareholders who wish to be better informed about the provisions of section 206 of the CBCA should consult their legal advisors. See "Certain Canadian Federal Income Tax Considerations" for a discussion of the tax consequences to Shareholders in the event of a Compulsory Acquisition.

Subsequent Acquisition Transaction

If the Offeror takes up and pays for Shares validly deposited under the Offer and the right of Compulsory Acquisition described above is not available or if the Offeror elects not to pursue a Compulsory Acquisition, the Offeror intends to take all necessary actions to acquire the remaining Shares not deposited to the Offer on substantially the same terms as those offered under the Offer.

In order to acquire such remaining Shares, the Offeror may cause a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, capital reorganization or other transaction involving the Corporation and the Offeror or an affiliate of the Offeror for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all Shares not acquired pursuant to the Offer (a "Subsequent Acquisition Transaction"). For example, a Subsequent Acquisition Transaction could be implemented by means of an amalgamation of the Corporation with the Offeror and/or one or more of its affiliates pursuant to which Shareholders who have not deposited their Shares under the Offer would have their Shares exchanged on the amalgamation for redeemable preference shares of the amalgamated corporation which would then be immediately redeemed for cash. As an alternative to such an amalgamation, the Offeror may propose an arrangement, consolidation, capital reorganization, reclassification, continuance or other transaction. The timing and details of any such transaction will depend on a number of factors, including the number of Shares acquired pursuant to the Offer.

If the Minimum Condition is satisfied and the Offeror takes up and pays for the Shares deposited under the Offer, the Offeror should own sufficient Shares to effect such Subsequent Acquisition Transaction. While the Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction would be the same cash price as the price offered under the Offer, the consideration offered to Shareholders in a Subsequent Acquisition Transaction could ultimately have a higher or lower value than the value of the consideration offered for the Shares pursuant to the Offer.

Each type of Subsequent Acquisition Transaction would be a "going private transaction" within the meaning of certain applicable Securities Laws, including OSC Rule 61-501 and Policy Q-27. In certain circumstances, the provisions of OSC Rule 61-501 and Policy Q-27 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "going private transaction" carried out in accordance with OSC Rule 61-501 or an exemption therefrom and Policy Q-27 or an exemption therefrom, the "related party transaction" provisions of OSC Rule 61-501 and Policy Q-27 do not apply to such transaction. The Offeror intends to carry out any such going private transaction in accordance with OSC Rule 61-501 and Policy Q-27 or exemptions therefrom such that the related party transaction provisions of OSC Rule 61-501 and Policy Q-27 will not apply to the going private transaction.

The Securities Laws, including OSC Rule 61-501 and Policy Q-27, provide that, unless exempted, a corporation proposing to carry out a going private transaction is required to prepare a valuation of the Shares (and subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the Shares a summary of such valuation or the entire valuation.

The provisions of the CBCA will require the approval of at least 66⅔% of the votes cast by holders of the outstanding Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition

Transaction. OSC Rule 61-501 and Policy Q-27 would, in effect, also require that, in addition to any other required security holder approval, the approval of a simple majority of the votes cast by ''minority'' holders of the Shares must be obtained, in order to complete a going private transaction, unless an exemption is available or discretionary relief is granted by the OSC and the AMF. In relation to any Subsequent Acquisition Transaction, the ''minority'' holders will be, subject to any available exemption or discretionary relief granted by the OSC and the AMF, as required, all Shareholders other than the Offeror, any ''interested party'' or any person or company who is a ''related party'' of the Offeror or of any ''interested party'' for purposes of OSC Rule 61-501 and Policy Q-27, including any director or senior officer of the Offeror, any associate, affiliate or insider of the Offeror or any of their directors or senior officers or any person or company acting jointly or in concert with any of the foregoing.

OSC Rule 61-501 and Policy Q-27 also provide that the Offeror may treat Shares acquired pursuant to the Offer as ''minority'' shares and to vote them, or to consider them voted, in favour of a Subsequent Acquisition Transaction that is a going private transaction if, among other things, the consideration for each security in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid pursuant to the Offer, and the Subsequent Acquisition Transaction is completed no later than 120 days after the date of expiry of the Offer. In addition to the foregoing conditions, OSC Rule 61-501 also requires that the Shareholder that deposited the Shares to the Offer was not a direct or indirect party to any ''connected transaction'' to the Offer (for purposes of OSC Rule 61-501) or entitled to receive, directly or indirectly, in connection with the Offer a ''collateral benefit'' (for purposes of OSC Rule 61-501). The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be the same cash price as the price offered under the Offer and that any Subsequent Acquisition Transaction would be completed within 120 days after the date of expiry of the Offer. The Offeror intends to cause Shares acquired pursuant to the Offer to be voted in favour of any Subsequent Acquisition Transaction and to be counted as part of any minority approval required in connection with any such transaction.

In addition, under OSC Rule 61-501 and Policy Q-27, if, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable right to dissent and seek fair value or a substantially equivalent right is made available to the minority Shareholders.

If the Offeror decides not to effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction involving the Corporation, or proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Law, purchasing additional Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from the Corporation, or taking no further action to acquire additional Shares. Any additional purchases of Shares could be at a price greater than, equal to or less than the price to be paid for Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the terms and the price paid for Shares under the Offer.

Any Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent and demand payment of the fair value of their Shares. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Shareholders for their Shares. The fair value of Shares so determined could be more or less than the amount paid per Share pursuant to the Subsequent Acquisition Transaction or the Offer.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See ''Certain Canadian Federal Income Tax Considerations''. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction, if and when proposed.

Judicial Developments

Prior to the adoption of OSC Rule 61-501 (or its predecessor, OSC Policy 9.1) and Policy Q-27, Canadian courts had in some instances granted preliminary injunctions to prohibit transactions involving going private transactions. The Offeror has been advised that the trend in both legislation and Canadian jurisprudence has been towards permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

SouthernEra Warrants

If the Offeror takes up and pays for Shares under the Offer, the Offeror currently intends to implement a Subsequent Acquisition Transaction that will have the effect under the Warrant Indenture of causing the SouthernEra Warrants, in relation to the right to acquire Shares of the Corporation, to be exercisable for a class of redeemable and retractable preferred shares that shall have a redemption value equal to $2.66 per share, and may take such other action as may be available to cause the SouthernEra Warrants and any other Convertible Securities to be cancelled. In other words, upon completion of the anticipated Subsequent Acquisition Transaction a holder of a SouthernEra Warrant upon payment of the exercise price of $10 shall have the right to receive one common share of SouthernEra (for which SouthernEra will receive $2) and one redeemable retractable preferred share of the Corporation which shall be redeemed immediately thereafter for $2.66 (for which the Corporation will receive $8).

REGULATORY APPROVALS

Investment Canada Act

Under the *Investment Canada Act* (the ''ICA'') certain transactions involving the acquisition of control of a Canadian business by a non-Canadian are subject to review and cannot be implemented unless the Minister responsible for the ICA (the ''ICA Minister'') is satisfied that the transaction is likely to be of net benefit to Canada. If a transaction is subject to the review requirement (a ''Reviewable Transaction''), an application for review must be filed with the Investment Review Division of Industry Canada and the approval of the ICA Minister obtained prior to the implementation of the Reviewable Transaction. The ICA Minister is required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada taking into account, among other things, certain factors specified in the ICA and any written undertakings that may have been given by the applicant. The ICA contemplates an initial review period of up to 45 days after filing; however, if the ICA Minister has not completed the review by that date, the ICA Minister may unilaterally extend the review period by up to 30 days (or such longer period as may be agreed to by the applicant) to permit completion of the review.

The prescribed factors of assessment to be considered by the ICA Minister include, among other things, the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, resource processing, utilization of Canadian products and services and exports), the degree and significance of participation by Canadians in the acquired business, the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada, the effect of the investment on competition within an industry in Canada, the compatibility of the investment with national industrial, economic and cultural policies (taking into consideration corresponding provincial policies), and the contribution of the investment to Canada's ability to compete in world markets. If the ICA Minister determines that he is not satisfied that a Reviewable Transaction is likely to be of net benefit to Canada, the Reviewable Transaction may not be implemented.

Lonmin and the Offeror believe, based on advice from legal counsel, that the ICA is likely not applicable to the Offer or the acquisition of Shares by the Offeror due to the fact that the Corporation is not carrying on a Canadian business. Lonmin and the Offeror are seeking confirmation from the ICA Minister in this regard. However, if the acquisition of the Shares contemplated by the Offer is considered by the ICA Minister to be a Reviewable Transaction, the Offeror will file an application with the Investment Review Division of Industry Canada.

Competition Act (South Africa)

The parties to a merger that has an effect in South Africa may not implement the merger without the approval of the South African competition authorities, provided the parties' asset and turnover values exceed certain thresholds established in terms of the *Competition Act, No. 89 of 1998* (South Africa). A merger occurs when one or more firms directly or indirectly acquire or establish direct or indirect control over the whole or part of the business of another firm.

The parties to the merger must submit a joint merger notification to the South African Competition Commission (the ''SA Competition Commission''). In the case of a large merger, the SA Competition Commission has an initial 40 business day period to investigate the merger. The SA Competition Commission may apply to the South African Competition Tribunal (the ''SA Competition Tribunal'') to extend this time period by 15 business days at a time. When the SA Competition Commission has completed its investigation into the proposed merger, it must refer the merger to the SA Competition Tribunal with a recommendation that the SA Competition Tribunal approve the merger, approve the merger subject to conditions or prohibit the merger. The SA Competition Tribunal must schedule a pre-hearing or a

hearing within 10 business days of receipt of the referral. Within 10 business days after completing the hearing, the SA Competition Tribunal must approve the merger, approve the merger subject to conditions or prohibit the merger. There is a right of appeal to the South African Competition Appeal Court.

In addition to assessing the effect of the merger on competition, the competition authorities in South Africa must consider whether the merger can or cannot be justified on public interest grounds, and in particular must consider the effect that the merger will have on a particular industrial sector or region, employment, the ability of small businesses, or firms controlled by historically disadvantaged persons, to become competitive, and the ability of national industries to compete in international markets.

DEALER MANAGER, DEPOSITARY AND INFORMATION AGENT

The Offeror has retained BMO Nesbitt Burns Inc. to serve as financial advisor to the Offeror. In addition, BMO Nesbitt Burns Inc. and Harris Nesbitt Corp., its U.S. affiliate, have been retained to act as Dealer Manager in connection with the Offer. In Canada, BMO Nesbitt Burns Inc. may form a soliciting dealer group comprised of members of the Investment Dealers Association of Canada and members of the stock exchanges in Canada, to solicit acceptances of the Offer. The Offeror will reimburse the Dealer Manager for its reasonable out-of-pocket expenses, including reasonable attorney's fees, and has also agreed to indemnify the Dealer Manager against certain liabilities and expenses in connection with the Offer, including certain liabilities under applicable securities laws. If such a soliciting dealer group is formed and the Offeror determines that a fee will be payable to soliciting dealers, a fee not expected to exceed $0.02 for each Share taken up under the Offer, subject to a maximum payment of $1,500 in respect of each beneficial owner accepting the Offer, shall be payable by the Offeror to the member of the soliciting dealer group, if any, which is indicated in the Letter of Transmittal to be the soliciting dealer.

CIBC Mellon Trust Company has been retained by the Offeror to act as the Depositary in connection with the Offer. The Depositary will receive certificates representing Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documentation deposited under the Offer at its Toronto office specified in the Letter of Transmittal. The Depositary will also be responsible for giving notices to Shareholders on behalf of the Offeror concerning any variation of the Offer terms or any extension of the Offer, if required, and for making payment for all Shares purchased by the Offeror under the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses. The Offeror has also agreed to indemnify the Depositary against certain liabilities and expenses in connection with the Offer, including liabilities under applicable securities laws.

The Offeror has retained Innisfree M&A Incorporated to serve as Information Agent for the Offer. The Information Agent will be responsible for contacting Shareholders and for providing Shareholders with information regarding the Offer and the Offer Documents. The Information Agent will receive reasonable and customary compensation from the Offeror for services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws.

LEGAL MATTERS

Legal matters on behalf of the Offeror will be passed upon by, and the opinions contained under "Certain Canadian Federal Income Tax Considerations" have been provided by Blake, Cassels & Graydon LLP, counsel to the Offeror.

DIRECTORS' APPROVAL

The Board of Directors of the Offeror has authorized the contents of the Offer and this Offering Circular and the sending thereof to the Shareholders.

STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides security holders of the Corporation with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province for the particulars of those rights or consult with a lawyer.

CONSENT OF BLAKE, CASSELS & GRAYDON LLP

To: The Directors of the Offeror

We hereby consent to the reference to our opinion contained under ''Certain Canadian Federal Income Tax Considerations'' in the Offering Circular accompanying the Offer dated April 14, 2005 made by Lonmin Investments Canada Inc. to the holders of Shares of Southern Platinum Corp.

(Signed) BLAKE, CASSELS & GRAYDON LLP

Toronto, Ontario
April 14, 2005

CERTIFICATE

Dated: April 14, 2005

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Shares that are the subject of the Offer.

LONMIN INVESTMENTS CANADA INC.

By: (Signed) BRAD MILLS
President

By: (Signed) JOHN ROBINSON
Vice President and Chief Financial Officer

On behalf of the Board of Directors

By: (Signed) IAN FARMER
Director

By: (Signed) ROB BELLHOUSE
Director

LONMIN PLC

By: (Signed) BRAD MILLS
Chief Executive Officer

By: (Signed) JOHN ROBINSON
Chief Financial Officer

On behalf of the Board of Directors

By: (Signed) SIR JOHN CRAVEN
Director

By: (Signed) PETER GODSOE
Director

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

For Delivery by Mail:

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

For Delivery by Courier or by Hand:

199 Bay Street
Commerce Court West, Securities Level
Toronto, Ontario
M5L 1G9

Telephone: (416) 643-5500
Toll free: 1-800-387-0825
E-mail: inquiries@cibcmellon.com

The Information Agent for the Offer is:

INNISFREE M&A INCORPORATED

501 Madison Avenue, 20th Floor
New York, New York 10022

Shareholders Call Toll-Free:
1 (888) 750-5834 (English speakers)
1 (877) 750-9498 (French speakers)

Banks and Brokers Call Collect:
1 (212) 750-5833

The Dealer Manager for the Offer is:

BMO NESBITT BURNS INC.

In Canada

BMO Nesbitt Burns Inc.
1 First Canadian Place
4th Floor, PO Box 150
Toronto, Ontario
M5X 1H3

In the United States

Harris Nesbitt Corp.
3 Times Square
New York, New York
10036

Telephone: 1-866-897-6203

e-mail: lonmin.southern@bmonb.com

Any questions and request for assistance may be directed by Shareholders to the Information Agent, the Dealer Manager or the Depositary at their respective telephone numbers and locations set out above.

News Release

April 14, 2005



Southern Platinum

LONMIN

Lonmin Plc and Southern Platinum Corp Announce Mailing of Offering Documents and Directors' Circular to Shareholders of Southern Platinum Corp.

LONDON and TORONTO – April 14, 2005 -- Lonmin Plc ("Lonmin") and Southern Platinum Corp ("Southern Platinum") announce that today the companies have jointly mailed, in Toronto, offering documents, together with a Directors' Circular supporting the Lonmin Offer (the "Offer"), to the shareholders of Southern Platinum in connection with its cash offer for all of the issued and outstanding common shares of Southern Platinum at a price of C$2.66 per common share.

The offering documents have been filed with all applicable securities regulators and will be available on the SEDAR website at www.sedar.com and Southern Platinum's website at www.southplats.com.

Copies of the documents can also be viewed on the Lonmin website at www.lonmin.com and will be submitted to the UK Listing Authority for viewing at the UK Listing Authority's Document Viewing Facility, situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS. Tel No (0) 20 7676 1000.

The Offer will be open for acceptance until 5:00 p.m., Eastern Standard Time (EST), on May 20, 2005, unless extended or withdrawn by Lonmin. Holders of Southern Platinum shares must tender by the expiration time in order to receive the C$2.66 cash payment.

As described in the offering documents, Lonmin's offer holds attractive benefits for Southern Platinum shareholders, including:

- A 39% premium over the closing share price on November 23, 2004, the last trading day prior to Southern Platinum's announcement that it was in continuing discussions with its lenders to arrange the restructuring of the Messina project debt facility and that in parallel, Southern Platinum was in discussions with various other parties, including major platinum companies, to replace or eliminate its syndicated project debt facility;

- 100% cash consideration and low transaction execution risk; and

- A solution to the operating and financial risks facing Southern Platinum and its shareholders.

The Board of Directors and Management of Southern Platinum have agreed to support the Offer. Each of the directors and officers of Southern Platinum holding common shares, representing in the aggregate approximately 2% of the issued and outstanding common shares, has agreed to deposit their shares under the Offer, and not withdraw them, except in limited circumstances.

The Board of Directors and a special committee of independent directors of Southern Platinum have both determined unanimously that the consideration under the Offer is fair to holders of the common shares and is in the best interests of Southern Platinum. The Board and special committee have unanimously recommended that shareholders accept the Offer and deposit their shares under the Offer. RBC Capital Markets., as financial advisor to Southern Platinum, has advised the special committee and Southern Platinum's board that the consideration under the Offer is fair, from a financial point of view, to Southern Platinum shareholders.

For further information about tendering procedures or the Offer, Southern Platinum shareholders can contact Innisfree M&A Incorporated at 1-888-750-5834 (English speakers) or 1-877-750-9498 (French speakers)

About Lonmin : Lonmin Plc is the third-largest and the lowest-cost primary platinum producer in the world from its operations on South Africa's Bushveld Igneous Complex, Lonmin Platinum. It has an 82% interest in these assets which produce over 900,000 ounces of Platinum per annum. The remaining 18% is owned by Incwala Resources, a black economic empowerment group.

Lonmin Platinum operates three mines, a smelter, base metals refinery and precious metals refinery. Lonmin markets 100% of the metals produced through a wholly owned subsidiary, almost entirely on long term contracts. The mines, smelter and base metals refinery are located in the Marikana district to the east of the town of Rustenburg in the North West Province of South Africa. Two Platinum-bearing reefs of UG2 and Merensky are mined simultaneously in the lease area over a strike of some 27 kilometers at an average depth of 360 meters. Underground mining predominates, although open cast mining is being carried out at all three mines. The precious metal refinery is situated in Brakpan in the Gauteng Province.

For Further Information:
Lonmin Plc
John Robinson, Chief Financial Officer - +44 20 7201 6032
Albert Jamieson, Vice President, Business Development - +27 11 516 1323
Jack Jones, Vice President, Business Development - +44 20 7201 6007

Southern Platinum Corp.
Chris Reynolds, Corporate Secretary - + 1 416 359 7800

Media Enquiries:
Lonmin Plc, United Kingdom
Nadja Vetter
Anthony Cardew
CardewGroup - +44 20 7930 0777

South Africa
Nicholas Williams
Johannes van Niekerk
College Hill - +27 11 447 3030

Canada
John Lute
Lute & Company - +416 929 5883 ext 222

End

News Release

March 22, 2005



Southern Platinum

LONMIN

LONMIN PLC AND SOUTHERN PLATINUM CORP ANNOUNCE A CASH BID BY LONMIN TO ACQUIRE SOUTHERN PLATINUM

LONDON and TORONTO – March 22, 2005 -- Lonmin Plc ("Lonmin") and Southern Platinum Corp. ("Southern Platinum") announce that they have entered into an agreement pursuant to which Lonmin will offer to acquire the outstanding common shares of Southern Platinum for a cash consideration of C$2.66 per common share. The offer values Southern Platinum at US$190 million.

The Board of Directors of Southern Platinum has, upon the recommendation of a special committee of its directors established to consider the Lonmin offer, unanimously approved the Lonmin proposal and will recommend that shareholders accept the offer. The Board and officers of Southern Platinum have agreed to tender their shares to the offer. Southern Platinum's financial advisor, RBC Capital Markets, has advised the Board that the consideration being offered under the Lonmin proposal is fair from a financial point of view to Southern Platinum shareholders.

"The offer by Lonmin provides Southern Platinum shareholders with a premium for their investment, payable in cash," said Brad Mills, Chief Executive of Lonmin. "It also alleviates concerns about their company's uncertain operations and financial position. Discussions have been held with Southern Platinum's bankers who have agreed to consider granting deferment in the event of Messina being in breach of financial covenants until the conclusion of the acquisition by Lonmin."

The benefits of the Lonmin offer for Southern Platinum shareholders include:

- A 39% premium over the closing share price on November 23, 2004, the last trading day prior to Southern Platinum's announcement that it was in continuing discussions with its lenders to arrange the restructuring of the Messina project debt facility and that in parallel, Southern Platinum was in discussions with various other parties, including major platinum companies, to replace or eliminate its syndicated project debt facility;

- 100% cash consideration and low transaction execution risk; and

- A solution to the operating and financial risks facing Southern Platinum and its shareholders.

"The Board of Directors of Southern Platinum has pursued and considered several investment and financing alternatives to address Messina's current debt service obligations and short-term working capital deficiencies and has concluded that the offer from Lonmin is in the best interests of Southern Platinum and its shareholders," said Dr. Christopher Jennings, Chairman of Southern Platinum.

Southern Platinum owns 91.5% of Messina Limited, a company listed on the JSE Securities Exchange. Messina Limited operates the Messina platinum mine on the Eastern Limb of South Africa's Bushveld complex, approximately 250 kilometers from the Lonmin Platinum operations. The Messina lease area has a strike length of 23 kilometers with an attributable PGM resource of about 20 million ounces (5PGE+Au).

Current mining operations at Messina are underway on a strike length of four kilometers and in 2004 Messina produced about 86,300 ounces of 5PGE+Au of which platinum production is

estimated at 45,000 ounces. Lonmin sees potential for Messina's platinum production to rise to 75,000 ounces per year. In the opinion of Lonmin, sustained production at this level will require additional expenditure of about US$75 million over a period of three years on shaft deepening, underground developments, mechanised mining and processing capacity. After the completion of the acquisition, Lonmin plans to examine the viability of additional production from the remainder of the Greater Messina resource base.

Lonmin also announces that it has reached agreement with Impala Platinum Holdings Limited ("Implats") to acquire the Messina concentrate off-take contract for US$15 million in cash plus deliveries of fixed quantities of metals in concentrate to Implats for approximately 16 months from February 1, 2005, conditional on the successful acquisition of Southern Platinum. Lonmin expects to smelt and refine Messina concentrate from mid 2006 onwards.

Lonmin is capitalised at US$2.8 billion and has proven expertise in platinum mine management in South Africa. Benefits of the transaction for Lonmin include:

- An improvement in the near-term performance of the Messina mine through the application of Lonmin's financial resources and extensive operating skills;
- Removal of smelting value leakage through the purchase of the off-take contract from Implats;
- Considerable synergies through smelting the higher copper/nickel Messina concentrate at Lonmin Platinum and through rationalisation of head office costs; and
- Future growth through the maximisation of the Greater Messina resource base.

The total cost of the acquisition of Southern Platinum will be US$263 million comprising the equity value of US$190 million, acquired debt of US$58 million and the Implats contract of US$15 million. Lonmin will fund the acquisition using existing banking facilities. While this will result in higher debt, increasing gearing to 43%, Lonmin expects its interest cover to remain at more than 10 times, a level with which the Board is comfortable in the current environment. The transaction is expected to be both earnings and cash flow accretive from fiscal 2007 onwards when the benefits of smelting the Messina concentrate will fully accrue. In both fiscal 2005 and 2006, it will be marginally dilutive to earnings and cash flow excluding amortisation of goodwill and transaction costs.

At September 30, 2004, Southern Platinum had net assets of US$148 million. It reported an EBITDA loss of US$10 million and a net loss after tax of US$26 million in the nine months to September 30, 2004. Southern Platinum reported a positive operating profit at Messina for November 2004. Industrial action during the current quarter has negatively impacted Messina's production build up and cash flow.

The transaction will be subject to customary conditions including that a minimum of 66 2/3% of Southern Platinum shares, on a fully diluted basis, are tendered to the take-over bid. The agreement between Southern Platinum and Lonmin provides that a break fee of C$6 million will be payable to Lonmin in certain circumstances. The transaction is also subject to regulatory requirements in both Canada and South Africa. The offer document is expected to be filed with the Canadian securities regulators and mailed to shareholders within 15 business days. Regulatory approval and completion of the transaction is expected within 90 days after the filing of the offer.

Lonmin is being advised by BMO Nesbitt Burns Inc., as lead advisor, and JPMorgan Cazenove Limited.

Southern Platinum is being advised by RBC Capital Markets.

Information on Lonmin Plc - See Appendix 1 or visit - http://www.lonmin.com
Information on Southern Platinum Corp - visit - http://www.southplats.com

Conference Calls

Lonmin and Southern Platinum management will host joint teleconferences today, March 22, 2005.

Newswire Services

08:00hrs (London) 10:00hrs (South Africa)

Interested Parties should call:

UK callers: 020 8609 0205
International callers: +44 20 8609 0205

Pin number: 282 782#

Members of the Press

12:00hrs (London) 14:00hrs (South Africa) 07:00hrs (Toronto)

Interested Parties should call:

UK callers: 020 8609 0205
International callers: +44 20 8609 0205

Pin number: 282 782#

Investors and analysts

14:00hrs (London) 16:00hrs (South Africa) 09:00hrs (Toronto)

Interested Parties should call:

UK callers: 020 8609 0205
Canadian callers: 1866 270 8076
International callers: +44 20 8609 0205

Pin number: 282 782#

A presentation summarising this transaction will be available on Lonmin's website, one hour before the Investor teleconference call at www.lonmin.com.

Forward Looking Statement:

This announcement includes forward-looking statements. All statements other than statements of historical fact included in this announcement, including without limitation those regarding Lonmin's plans, objectives and expected performance, are forward-looking statements. Lonmin has based these forward-looking statements on its current expectations and projections about future events, including numerous assumptions regarding its present and future business strategies, operations, and the environment in which it will operate in the future. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "ambition", "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek" or "continue" or negative forms or variations of similar terminology.

Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors related to Lonmin, including, among other factors: (1) the risk that the businesses of Lonmin and Southern Platinum will not be integrated successfully; (2) material adverse changes in economic conditions generally or in relevant markets or industries in particular; (3) fluctuations in demand and pricing in the mineral resource industry and fluctuations in exchange rates; (4) future regulatory and legislative actions and conditions affecting Lonmin's and Southern Platinum's operating areas; (5) obtaining and retaining skilled workers and key executives; and (6) acts of war and terrorism.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in forward-looking statements. Given these risks, uncertainties, and assumptions, you are cautioned not to put undue reliance on any forward-looking statements. In addition, the inclusion of such forward-looking statements should under no circumstances be regarded as a representation by Lonmin that Lonmin will achieve any results set out in such statements or that the underlying assumptions used will in fact be the case. Other than as required

by applicable law or the applicable rules of any exchange on which Lonmin's securities may be listed, Lonmin has no intention or obligation to update any forward-looking statements included in this announcement after the release of this announcement.

For Further Information:
Lonmin Plc
John Robinson, Chief Financial Officer - +44 20 7201 6032
Albert Jamieson, Vice President, Business Development - +27 11 516 1323
Jack Jones, Vice President, Business Development - +44 20 7201 6007

Southern Platinum Corp.
Patrick Evans, President and CEO - (416) 359-9282

Media Enquiries:
Lonmin Plc, United Kingdom
Nadja Vetter
Anthony Cardew
Cardew Group - +44 20 7930 0777

South Africa
Nicholas Williams
Johannes van Niekerk
College Hill - +27 11 447 3030

Canada
John Lute
Lute & Company - +416 929 5883 ext 222

APPENDIX 1

INFORMATION ON LONMIN PLC

Lonmin is the third largest and the lowest cost primary platinum producer in the world from its operations on South Africa's Bushveld Igneous Complex, Lonmin Platinum. It has an 82% interest in these assets which produce over 900,000 ounces of Platinum per annum. The remaining 18% is owned by Incwala Resources, a black economic empowerment group.

Lonmin Platinum operates three mines, a smelter, base metals refinery and precious metals refinery. Lonmin markets 100% of the metals produced through a wholly owned subsidiary, almost entirely on long term contracts.

The mines, smelter and base metals refinery are located in the Marikana district to the east of the town of Rustenburg in the North West Province of South Africa. Two Platinum -bearing reefs of UG2 and Merensky are mined simultaneously in the lease area over a strike of some 27 kilometers at an average depth of 360 meters. Underground mining predominates, although open cast mining is being carried out at all three mines. The precious metal refinery is situated in Brakpan in the Gauteng Province.

Lonmin and Black Economic Empowerment (BEE)

In 2003 the South African Government's Department of Minerals and Energy ("DME") unveiled its Charter for Broad-Based Socio Economic Development in the Mining Industry. Lonmin and Lonmin Platinum are fully committed to this and the South African Government's objectives for BEE in general.

In December 2004, Lonmin Platinum submitted its application for the conversion of its mining licenses to DME; this includes plans to achieve various targets for employment equity, women in

mining, procurement, human resource development, social investment, etc.

In September 2004, Lonmin was instrumental in creating Incwala Resources, a company which is owned, managed and controlled by Historically Disadvantaged South Africans ("HDSA"). Incwala has some 50,000 HDSA beneficiaries. Incwala owns 18% of Lonmin Platinum, empowering it with BEE ownership credits in terms of the Charter.

Lonmin's vision is to create value by the discovery, acquisition, development and marketing of mineral and metals, but at the same time respecting the communities and nations that host its operations and conducts its business in a sustainable, socially and environmentally responsible way.
End

Lonmin PLC - Directorate Change

RNS Number:8927H
Lonmin PLC
27 January 2005

27 January 2005

DIRECTORATE

Lonmin Plc (the 'Company') announces that as previously indicated, Peter Ledger retired as an executive director at the conclusion of today's Annual General Meeting.

As part of an orderly handover process, Peter has now stepped back from his operational management responsibilities and Brad Mills is acting in his place, pending the arrival of the new president. Peter will leave the Company's employment on 31 March, and we wish him well.

End

END
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